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08000510

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Datang Int'l Power Generation Co Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

**NEW ADDRESS

FEB 04 2008

THOMSON FINANCIAL

FILE NO. 82- 05286

FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dlw

DATE: 1/31/08

082-03786

大唐国际发电股份有限公司
DATANG INTERNATIONAL POWER GENERATION CO., LTD.
(Stock Code : 991)

Diversifying
with Flying Colours



Annual Report 2006

Diversifying

with Flying Colours

In recent years, Datang Power has been actively pursuing expansion of its business scope, mapping out a strategic deployment of its power generation sources. The Company's power source structure has transformed from the previous single power generation mode to the currently diversified and balanced portfolio comprising hydropower, thermal power, wind power and nuclear power. The business assets structure has also transformed from a pure power generation business in the past to a conglomerate today with power generation as the principal business but integrated with related upstream and downstream business assets.

Datang Power will continue to actively develop power source projects and enhance the Company's operating efficiency through assets integration, with a view to laying down an even stronger foundation for the Company's resource reserve. Datang Power firmly believes that its business strategy of diversified development will develop the Company into a multi-faceted company among PRC's power generation enterprises, marching into success with flying colours.

Contents

Company Profile



CORPORATE VALUES

Team spirit, results oriented
and pursuit of excellence

DEVELOPMENT STRATEGIES

Diversification of Power Generation Structure
Vertical Integration of Business Structure

Datang International Power Generation Company Limited ("Datang Power" or the "Company", formerly Beijing Datang Power Generation Company Limited) was incorporated as a joint stock limited company and registered with the State Administration for Industry and Commerce of the People's Republic of China (the "PRC") on 13 December 1994 and converted into a sino-foreign joint stock limited company on 13 May 1998. The Company was renamed to Datang International Power Generation Company Limited on 15 March 2004. As at 31 December 2006, the registered capital of the Company amounted to approximately RMB5.163 billion, with total consolidated assets of the Company and its subsidiaries amounting to approximately RMB90.711 billion.

Datang Power was listed in Hong Kong and London on 21 March 1997, raising proceeds of approximately RMB3.7 billion with the issue of approximately 1.431 billion H shares. In 2001, the Company's American Depositary Receipts (ADRs) were approved to be traded in the U.S. over-the-counter market. In September 2003, the Company successfully issued 5-year convertible bonds of US$153.8 million. In December 2006, the A shares of the Company were listed on the Shanghai Stock Exchange, raising net proceeds of approximately RMB3.279 billion.

As one of the largest independent power producers in China, Datang Power is engaged in the development and operation of power plants, the sale of electricity and thermal power, and the repair and maintenance of power equipment and power-related technical services. Currently, the Company owns 4 operating power plants and manages 28 companies (projects). Total installed capacity in operation amounted to 19,430 MW as at the end of 2006.


11.86%
Beijing Energy Investment (Group) Company
34.96%
China Datang Corporation
11.86%
Hebei Construction Investment Company
10.70%
Tianjin Jinneng Investment Company
5.35%
Other holders of domestic shares
25.27%
Holders of H Shares
大唐国际发电股份有限公司
DATANG INTERNATIONAL POWER GENERATION CO., LTD.
100%
Dou He Power Plant (1,550MW)
100%
Gao Jing Power Plant (600MW)
100%
Xia Hua Yuan Power Plant (400MW)
100%
Zhang Jia Kou Power Plant (2,400MW)
100%
Datang International (Hong Kong) Limited
100%
Datang International Chemical Technology Research Institute Company Limited
100%
Beijing Datang Fuel Company Limited
100%
Inner Mongolia Datang International Zhuozi Wind Power Company Limited (90MW)
90.43%
Hebei Datang International Huaze Hydropower Development Company Limited (20MW)
90%
Jiangsu Datang International Lusigang Power Generation Company Limited (2,640MW)
80%
Sichuan Datang International Ganzi Hydropower Development Co., Ltd. (3,400MW)
80%
Shanxi Datang International Yuncheng Power Generation Company Limited (1,200MW)
80%
Hebei Datang International Tangshan Thermal Power Company Limited (750MW)
80%
Shanxi Datang International Yungang Thermal Power Company Limited (440MW)
75%
Guangdong Datang International Chaozhou Power Generation Company Limited (1,200MW)
75%
Tianjin Datang International Panshan Power Generation Company Limited (1,200MW)
70%
Yunnan Datang International Lixianjiang Hydropower Development Company Limited (1,435MW)
70%
Hebei Datang International Wangtan Power Generation Company Limited (1,200MW)
70%
Chongqing Datang International Shizhu Power Generation Company Limited (600MW)
70%
Yunnan Datang International Honghe Power Generation Company Limietd (600MW)
60%
Inner Mongolia Datang International Tuoketuo Power Generation Company Limited (3,600MW)
60%
Shanxi Datang International Shentou Power Generation Company Limited (1,000MW)
60%
Yunnan Datang International Wenshan Hydropower Development Company Limited (300MW)
55%
Gansu Datang International Liancheng Power Generation Company Limited (600MW)
51%
Fujian Datang International Ningde Power Generation Company Limited (1,200MW)
51%
Chongqing Datang International Wulong Hydropower Development Company Limited (600MW)
51%
Yunnan Datang International Nalan Hydropower Development Company Limited (150MW)
51%
Inner Mongolia Datang International Duolun Hydropower Multiple Development Company Limited
50%
Hebei Yuzhou Energy Multiple Development Company Limited (1,320 MW)
45%
Ningxia Datang International Daba Power Generation Company Limited (1,200MW)
40%
Chongqing Datang International Pengshui Hydropower Development Company Limited (1,750MW)
Zhejiang Datang International Wushashan Power Project (2,400MW)

Major Events for 10 Years of Listing



1997

MAR Beijing Datang Power Generation Company Limited ("Beijing Datang Power") was listed simultaneously on the The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") and the London Stock Exchange. Beijing Datang Power issued 1.431 billion H Shares at HK$2.52 per H Share with a P/E ratio of approximately 12 times, raising approximately RMB3.7 billion. As such, the total share capital of Beijing Datang Power reached RMB5.163 billion, of which 27.71% was H Shares.

JUL Construction of Zhang Jia Kou Power Plant Phase II, the first construction project after the establishment of Beijing Datang Power, commenced and under which the installation of four domestic coal-fired power generation units (each 300MW) was planned.

1998

JAN Beijing Datang Power acquired 51% and 9% equity interests in Tuoketuo Power Generation Project which were held by North China Power Group Company ("NCPGC") and Inner Mongolia Power Company ("Inner Mongolia Power") respectively, totalling 60% equity interests; Beijing International Power Development and Investment Company ("Beijing International Investment") acquired 10% equity interests from Inner Mongolia Power, and the shareholding increased to 25%; Inner Mongolia Power's equity interests were reduced to 15%.

FEB NCPGC transferred all its equity interests (representing 75% investment interests) in Panshan Power Generation Company Limited ("Pandian Company") to Beijing Datang Power.

1999

MAR The State Power Corporation of China approved NCPGC to transfer its 1,775,331,800 shares of Beijing Datang Power at RMB1.595 per share to Beijing International Investment, Hebei Construction Investment Company ("Hebei Construction Investment") and Tianjin Jinneng Investment Company ("Tianjin Jinneng"). The shares transferred to Beijing International Investment, Hebei Construction Investment and Tianjin Jinneng were 575,732,400 shares, 639,772,400 shares and 559,827,000 shares, respectively.

2000

NOV NCPGC and Shanxi Province Power Company ("Shanxi Power") transferred their respective shareholdings, in Shanxi Shentou Huajin Power Generation Company Limited ("Huajin Company") to Beijing Datang Power.

2001

FEB The China Securities Regulatory Commission (the "CSRC") approved Beijing Datang Power's issue of Level 1 ADRs.

SEP US Securities and Exchange Commission approved Beijing Datang Power's issuance of Level 1 ADRs. The Company's overseas-listed foreign shares could be traded in the US over-the-counter ("OTC") market the same day.



2002

DEC China Datang Corporation (the "CDC") was established. The 35.42% equity interests in Beijing Datang Power held by NCPGC were transferred to CDC.

2003

SEP The issue of US$153.8 million 5-year convertible bonds was completed.

2004

MAR Beijing Datang Power Generation Company Limited was renamed as Datang International Power Generation Co., Ltd. ("Datang Power").

MAY Mr. Zhai Ruoyu, the Chairman of Datang Power, was recognised as "China CEO of the Year".

AUG Project proposal in respect of Inner Mongolia Datang International Tuoketuo Power Generation Company Limited ("Tuoketuo Power Company") Phase III was approved by the National Development and Reform Commission (the "NDRC").

Project proposal in respect of Chongqing Wujiang Pengshui Power was approved by the NDRC.

SEP Project proposal in respect of Guangdong Datang International Chaozhou Power Generation Company Limited ("Chaozhou Power Company") Phase I was approved by the NDRC.

2005

MAR Tuoketuo Power Company Phase III Project was approved by the NDRC.

APR Chaozhou Power Company Phase I Project was approved by the NDRC.

AUG Zhejiang Datang International Wushashan Power Plant Phase I Project was approved by the NDRC.

Fujian Datang International Ningde Power Generation Company Limited Phase I Project was approved by the NDRC.

2006

JAN Shanxi Datang International Yuncheng Power Generation Company Limited project was approved by the NDRC.

SEP The first tranche of Datang Power short-term commercial papers was issued, raising RMB1 billion in proceeds.

DEC Datang Power was listed on the Shanghai Stock Exchange through an issue of 500 million A shares of RMB6.68 each, raising net proceeds of approximately RMB3.279 billion. The total issued share capital was approximately RMB5.663 billion, with A shares accounting for 5.35% of the total issued share capital.

Distribution of Datang Power's Business Projects


3 Zhang Jia Kou Power Plant
4 Xia Hua Yuan Power Plant
2 Dou He Power Plant
1 Gao Jing Thermal Power Plant

Hydropower Thermal Wind Other Businesses

The Four Power Plants Wholly-owned by Datang Power

1 Gao Jing Thermal Power Plant
2 Dou He Power Plant
3 Zhang Jia Kou Power Plant
4 Xia Hua Yuan Power Plant

Twenty-eight companies (projects) managed by Datang Power

Coal-Fired Power Business:

5 Tianjin Datang International Panshan Power Generation Company Limited ("Panshan Power Company")
6 Hebei Datang International Tangshan Thermal Power Company Limited ("Tangshan Thermal Power Company")
7 Hebei Datang International Wangtan Power Generation Company Limited ("Wangtan Power Company")
8 Inner Mongolia Datang International Tuoketuo Power Generation Company Limited ("Tuoketuo Power Company")
9 Shanxi Datang International Yungang Thermal Power Company Limited ("Yungang Thermal Power Company")
10 Shanxi Datang International Shentou Power Generation Company Limited ("Shentou Power Company")
11 Shanxi Datang International Yuncheng Power Generation Company Limited ("Yuncheng Power Company")
12 Gansu Datang International Liancheng Power Generation Company Limited ("Liancheng Power Company")
13 Ningxia Datang International Daba Power Generation Company Limited ("Daba Power Company")
14 Chongqing Datang International Shizhu Power Generation Company Limited ("Shizhu Power Company")
15 Yunnan Datang International Honghe Power Generation Company Limited ("Honghe Power Company")
16 Jiangsu Datang International Lusigang Power Generation Company Limited ("Lusigang Power Company")
17 Zhejiang Datang Wushashan Power Generation Project ("Wushashan Power Project")
18 Fujian Datang International Ningde Power Generation Company Limited ("Ningde Power Company")
19 Guandong Datang International Chaozhou Power Generation Company Limited ("Chaozhou Power Company")

Hydropower Business:

20 Hebei Datang International Huaze Hydropower Development Company Limited ("Huaze Hydropower Company")
21 Sichuan Datang International Ganzi Hydropower Generation Development Company Limited ("Ganzi Hydropower Company")
22 Chongqing Datang International Pengshui Hydropower Development Company Limited ("Pengshui Hydropower Company")
23 Chongqing Datang International Wulong Hydropower Development Company Limited ("Wulong Hydropower Company")
24 Yunnan Datang International Lixianjiang Hydropower Development Company Limited ("Lixianjiang Hydropower Company")
25 Yunnan Datang International Nalan Hydropower Development Company Limited ("Nalan Hydropower Company")
26 Yunnan Datang International Wenshan Hydropower Development Company Limited ("Wenshan Hydropower Company")
27 Inner Mongolia Datang International Duolun Hyropower Multiple Development Company Limited ("Dolun Hydropower Company")

Wind Power Business:

28 Inner Mongolia Datang International Zhuozi Windpower Company Limited ("Zhuozi Windpower Company")

Other Businesses:

29 Hebei Yuzhou Energy Multiple Development Company Limited ("Yuzhou Energy Conpany")
30 Datang International Chemical Technology Research Institute Company Limited ("Chemical Technology Research Institute")
31 Beijing Datang Fuel Company Limited ("Fuel Company")
32 Datang International (Hong Kong) Limited ("Hong Kong Company")


5

6

7

8

9

10

11

12

15

17

18

19

22

24

25

28

Financial and Operating Highlights

(Amounts expressed in millions of Rmb)

CONSOLIDATED INCOME STATEMENTS

For the year ended 31 December	2002	2003	2004	2005	**2006**
Net operating revenue	8,018	9,951	13,584	17,994	**24,835**
Profit before taxation	2,010	2,858	3,663	3,863	**4,664**
Taxation	(672)	(989)	(919)	(813)	**(1,081)**
Profit for the year	1,338	1,869	2,744	3,050	**3,583**
Attributable to:					
– Equity holders of the Company	1,405	1,812	2,293	2,351	**2,778**
– Minority interests	(67)	57	451	699	**805**

Note: No analysis of turnover by geographical location has been prepared as 100% of turnover comes from the PRC, and no contribution to profit from any of the geographical location is substantially out of line with normal ratio of profit to turnover.

CONSOLIDATED BALANCE SHEET

As at 31 December	2002	2003	2004	2005	**2006**
Total assets	26,820	35,544	49,475	64,536	**90,711**
Total liabilities	(11,533)	(18,582)	(30,396)	(43,807)	**(63,510)**
Minority interests	(908)	(1,241)	(1,969)	(2,404)	**(3,305)**
Shareholders' equity	14,379	15,721	17,110	18,325	**23,896**

Consolidated Operating Revenue

(RMB million)


8,018
9,951
13,584
17,994
24,835
2002
2003
2004
2005
2006

For the year ended 31 December

Consolidated Profit Attributable to Equity Holders of the Company

(RMB million)


2,778
2,293
2,351
1,812
1,405
2002
2003
2004
2005
2006

For the year ended 31 December

Total Consolidated Assets

(RMB million)


90,711
64,536
49,475
35,544
26,820
2002
2003
2004
2005
2006

As at 31 December

Total Installed Capacity

(MW)


19,430
13,810
10,410
7,810
6,170
2002
2003
2004
2005
2006

As at 31 December

Gross Generation

(MWh)


93,458,987
70,987,910
55,853,036
41,195,860
32,277,932
2002
2003
2004
2005
2006

For the year ended 31 December

On-grid Generation

(MWh)


87,902,470
66,679,443
52,449,594
38,650,938
30,119,062
2002
2003
2004
2005
2006

For the year ended 31 December

Equivalent Availability Factor

(%)


94.71
94.12
93.96
93.30
93.15
2002
2003
2004
2005
2006

For the year ended 31 December

Further Develop Coal-Fired Power

Build a Solid Profit Platform





In 2006, Datang Power had a total of 5,400 MW of coal-fired generation units commencing operation, including the generation units in Wushashan Power Project, Chaozhou Power Company, Ningde Power Company and Honghe Power Company. Datang Power will further develop coal-fired projects and build a solid platform for continued profit growth.



Chairman's Statement



Zhai Ruoyu
Chairman

To all shareholders:

In 2006, Datang Power made proud achievements in the areas of production, operation and project construction, accelerating its development backed by stronger integral capabilities. The Company's installed capacity continued to grow rapidly, with power generation and profits achieving significant growth.

For the year ended 31 December 2006 (the "Year"), the total consolidated assets of the Company and its subsidiaries and a jointly controlled entity (the "Company and its Subsidiaries") amounted to approximately RMB90.711 billion, an increase of approximately RMB26.175 billion over the year of 2005 (the "Previous Year"). The consolidated operating revenue amounted to approximately RMB24.835 billion, an increase of approximately 38.02% over the Previous Year. Profit attributable to the Company's shareholders amounted to approximately RMB2.778 billion, an increase of approximately 18.16% over the Previous Year. Earnings per share was approximately RMB0.54, an increase of approximately RMB0.08 per share over the Previous Year. As at 31 December 2006, total installed capacity of the Company and its Subsidiaries amounted to 19,430 MW.

During 2006, the Company continued to maintain a high level of safe production with an overall equivalent availability factor of 94.71%. Power generated by the Company and its Subsidiaries increased by 31.65% over the Previous Year. Coal consumption was approximately 343.30g/kWh, a decrease of approximately 7.30g/kWh over the Previous Year. Weighted self-consumption rate was approximately 6.00%, a decrease of approximately 0.14 percentage point as compared to the Previous Year.

At present, the domestic demand and supply of electricity in the PRC is gradually reaching a balance, with the average utilisation rate of power generation units expected to further decline. According to estimates, the utilisation rate of thermal power for 2007 will be around 5,300-5,400 hours, representing a year-on-year decrease of about 300 hours and a further decrease is expected for 2008. The State will also escalate its efforts on economic structure adjustments, as the development of an energy-saving and environment-friendly society has risen to a position of higher strategic importance. The situation has a deep impact on the operational development of Datang Power: the continued steady and rapid growth of the national economy offers an opportunity of continued development to power companies; and the growth of social power consumption will be maintained and will continue to provide the power sector with a lot of room for development. On the other hand, the development of an energy-saving and environment-friendly society provides a precious opportunity to accelerate the development of clean energies and renewable energies. The State will step up its efforts to encourage the development of clean energies and renewable energies, in order to promote energy savings, consumption reduction and technological innovations on environmental protection. Under the aforesaid circumstances, the next few years will continue to present both challenges and opportunities to power companies.

In 2007, the Company will seize the unique development opportunities available to the industry, and will continue to pursue rapid, sustainable growth and unceasing enhancement of its integral capabilities. On the other hand, the Company will emphasize the balance between the pace of growth and the quality and effectiveness of growth, aiming to achieve synchronous growth in operating scale and effectiveness. The Company will be careful in selecting and improving on its projects, controlling construction costs and preventing investment and operational risks. In short, the Company will further enhance shareholder value, work hard to maximise profitability and strengthen its competitiveness and productivity, with a view to providing high-quality and safe power supply to the public and pushing forward a rapid, sustainable development of the Company.

Meanwhile, the Company will continue to count on its investors for their views and opinions and to seek effective communication with its shareholders, so as to achieve high management effectiveness and transparency. We will enhance our efforts in communicating with the market in various forms and in cultivating the Company's influence in the market, in an endeavour to uphold its positive image and to procure a continued growth in shareholder value.

Last but not least, may I express my sincere gratitude to all shareholders, various organisations and friends for their trust and support over the year.

Zhai Ruoyu
Chairman

30 March 2007

Intensively Develop Hydropower

Leverage the Advantages of Diversified Resources



In 2006, Datang Power added a capacity of 220 MW in hydropower units, signifying a harvesting stage for the Company's hydropower strategy. Datang Power will continue its intensive development on hydropower and leverage the complementary advantages of hydropower generation and thermal power generation so as to consolidate the Company's competitive strengths in the power market.



Management Discussion and Analysis



Zhang Yi
President

OPERATING ENVIRONMENT

During the Year, the PRC economy maintained a relatively fast growth under a favourable domestic macroeconomic environment, recording an impressive gross domestic product ("GDP") growth rate of 10.7%. The continued upswing in the domestic macroeconomic environment laid the development base for the power generation industry. During the Year, the country added generation units of approximately 100,000 MW, while the social power consumption increased by 14% over the Previous Year. Nationwide power generation increased by approximately 13.5% over the Previous Year.

With new generation units gradually commencing commercial operation, it is expected that the domestic power demand and supply of the PRC is moderating, with the average utilisation rate of operating power generation facilities expected to decrease further. The 2007 national average utilisation rate of coal-fired generation units is expected to decrease by approximately 300 hours as compared to the Previous Year, with further decrease expected in 2008.

In 2006, the power generated by the Company and its Subsidiaries was mainly transmitted to the BTT Power Grid, the Shanxi Power Grid, the Gansu Power Grid, the Zhejiang Power Grid, the Fujian Power Grid, as well as the Yunnan Power Grid and the Guangdong Power Grid. Power generation in these regions maintained rapid growth during the Year, with the respective power generation in the BTT Power Grid, the Shanxi Power Grid and the Zhejiang Power Grid having increased by approximately 14.36%, 16.96% and 30.74%, respectively, over the Previous Year.

BUSINESS REVIEW

During the Year, the nationwide shortage in supply of electricity was further alleviated due to the commencement of a substantial volume of operations of new generation units. Utilisation rates of operating generation units also reported a significant decrease as compared to the Previous Year. Facing the operating pressure in the power market, the Company and its Subsidiaries actively capitalised on market opportunities, diligently carried out effective production operations and overcame difficulties, striving to complete the production objectives of the Year. During the Year, total power generation of the Company and its Subsidiaries amounted to 93.459 billion kWh, an increase of 31.65% as compared to the Previous Year. While power generation increased, the Company and its Subsidiaries further refined their operating strategies to strive for higher production level and revenue. Accordingly, the overall economic efficiency of the Company and its Subsidiaries reported a relatively significant increase over the Previous Year. During the Year, the Company and its Subsidiaries realised a consolidated operating revenue of approximately RMB24,835 million, representing an increase of approximately 38.02% as compared to the Previous Year. Consolidated net profit was approximately RMB2,778 million, representing an increase of approximately 18.16% as compared to the Previous Year.



1. **Production**

   As at 31 December 2006, total power generation of the Company and its Subsidiaries for the Year amounted to 93.459 billion kWh, an increase of 31.65% when compared to the Previous Year. Total on-grid power generation of the Company and its Subsidiaries amounted to 87.902 billion kWh, an increase of approximately 31.83% when compared to the Previous Year. The increases in total power generation and on-grid power generation were mainly attributable to the following reasons:

   (1) Increased capacity of operating generation units: Compared to the corresponding period of the Previous Year, the Company and its Subsidiaries have increased its installed capacity by 5,620 MW during the Year, thereby substantially increasing the overall power generation capacity of the Company and its Subsidiaries.

   (2) Increased demand in service areas: During the Year, the power demand within the service areas of the Company and its Subsidiaries-the BTT Power Grid, the Shanxi Power Grid, the Gansu Power Grid, the Yunnan Power Grid, the Fujian Power Grid, the Zhejiang Power Grid and the Guangdong Power Grid-maintained rapid growth.

   (3) Improvement in operating reliability of generation units: During the Year, the operating generation units of the Company

and its Subsidiaries achieved an equivalent availability factor of 94.71%, representing an increase of 1.56 percentage points when compared to the Previous Year.



Power generation details of the Company and its Subsidiaries for the Year (Unit: billion kWh):

Power Plant/ Company Name	Power Generation for Year 2006	Growth (%)
Gao Jing Thermal Power Plant	3.463	-8.24
Dou He Power Plant	10.546	1.71
Xia Hua Yuan Power Plant	2.443	-13.83
Zhang Jia Kou Power Plant	14.202	-6.10
Wushashan Power Project	5.449	–*
Panshan Power Company	7.011	-10.17
Tuoketuo Power Company	21.407	31.69
Yungang Thermal Power Company	2.997	2.04
Tangshan Thermal Power Company	4.776	2.23
Shentou Power Company	5.703	45.82
Liancheng Power Company	3.483	6.06
Wangtan Power Company	4.738	–*
Chaozhou Power Company	2.201	–*
Ningde Power Company	2.461	–*
Honghe Power Company	1.775	–*
Huaze Hydropower Company	0.0309	43.72
Nalan Hydropower Company	0.529	–*
Lixianjiang Hydropower Company	0.234	–*
Total	93.459	31.65

* As such power plants/projects commenced commercial operation in 2006, there are no year-on-year comparison data.

2. Environmental Protection

While endeavouring to increase power generation, the Company also put strong emphasis on the implementation of environmental protection projects in accordance with the State's environmental protection requirements. As at the end of 2006, the installed capacity of the Company and its Subsidiaries with desulphurisation facilities in use accounted for 67.30% of the coal-fired units of the Company and its Subsidiaries. Meanwhile, desulphurisation upgrade projects for units totalling 1,600 MW are currently in progress.

As desulphurisation upgrade projects are under way, renovation works with respect to flue-gas denitro-oxidisation facilities of the Company and its Subsidiaries also commenced, of which the relevant project at Gao Jing Thermal Power Plant was classified as a State model project. During the Year, the Company also invested in treatment programmes on pollution sources, such as the ash yards, the coal yards and noises from water towers, of relevant power plants. During the Year, the Company and its Subsidiaries invested a total of approximately RMB780 million in relevant environmental protection projects.

3. Operational Management

During the Year, the Company and its Subsidiaries achieved a consolidated operating revenue of approximately RMB24,835 million, representing an increase of approximately 38.02% as compared to the Previous Year. Consolidated net profit amounted to approximately RMB2,778 million for the Year, an increase of approximately 18.16% as compared to the Previous Year.

During the Year, the Company and its Subsidiaries faced operating pressures brought by a decline in utilisation hours in the power market, persistent high fuel prices, and continuous rises in charges for environmental protection and water supply. However, the Company and its Subsidiaries achieved a continued and stable profit growth through efforts to increase revenues and reduce expenses and the implementation of various corresponding measures.

(1) Through various efforts to implement the tariff policies, the on-grid power tariff (tax included) increased by RMB13.49 per MWh as compared to the Previous Year, leading to an increase of approximately RMB1,100 million in sales revenue over the Previous Year.

(2) The power generation structure was appropriately adjusted to fully utilise the efficient and energy-conserving units so as to generate more electricity and maximise revenues.

(3) More sophisticated energy conservation measures were implemented to increase revenues and lower costs. Accordingly, coal consumption for power generation decreased by approximately 7.3g per kWh over the Previous Year, while the consolidated electricity consumption rate of the plants decreased by approximately 0.14 percentage point as compared to the Previous Year.

(4) Financing channels were expanded to reduce financing costs. In December 2006, the Company issued 500 million A Shares to raise net proceeds of approximately RMB3,279 million. During the Year, the Company also issued "short-term commercial papers" in the inter-bank bond market for RMB1,000 million with a composite financing cost of approximately 3.59%, resulting in savings in financing costs when compared to the bank loan rate (6.12%) for an equivalent term.


上市大吉

4. Business Expansion

During the Year, the Company continued to implement its development strategies, which include the transformation from a single mode of coal-fired power generation to the development of renewable energy including hydropower, nuclear power, wind power, and the expansion of the business structure from simply a power generator into an integrated industry chain of power-related businesses. As a result of the implementation of the above-mentioned development strategies, the Company and its Subsidiaries had an aggregate of 5,620 MW of new generation capacity commencing commercial operation successively during the Year. Remarkable breakthroughs were also made in the development of nuclear power generation as well as power-related upstream and downstream projects such as coal mine-power plant-railway integration and railway construction.

(1) Thermal projects: During the Year, coal-fired generation units of the Company and its Subsidiaries, with a total capacity of approximately 5,400 MW, commenced commercial operation. These included four 600 MW power generation units of Wushashan Power Project, two 600 MW power generation units of Chaozhou Power Company, two 600 MW power generation units of Ningde Power Company and two 300 MW power generation units of Honghe Power Company.

(2) Hydropower projects: During the Year, the Company and its Subsidiaries added a capacity of 220 MW in hydropower units, including two 50 MW hydropower generation units at Nalan Hydropower Company and two 60 MW hydropower generation units at Lixianjiang Hydropower's Yayangshan Project.

(3) Nuclear power project: In 2005, the Company entered into an investment agreement with Guangdong Nuclear Investment Company Limited to participate in the construction of two nuclear power generation units of 1,000 MW each. At present, the project is included in the electric power development scheme of



Fujian Province's "Eleventh Five-Year Plan", and was already submitted to the NDRC for including the same in the State's "Eleventh Five-Year Plan". During the Year, the State has given consent for the commencement of relevant preliminary works of the project.

(4) Wind power project: The construction work of Bayin Wind Power Plant Phase I (40 MW) in Zhuozi, developed and constructed by the Company's wholly-owned subsidiary "Inner Mongolia Datang International Zhouzi Wind Power Co., Ltd." ("Zhuozi Wind Power Company"), has officially commenced. The project includes 32 wind power generation units of 1.25 MW each, and it is expected that all units of the project will commence operation in 2007.

(5) Other energy-related projects: As at the end of 2006, the Company had signed the "Qiancao Railway Construction Project Investment Agreement" (遷曹鐵路建設項目投資協議書) with six companies including the Beijing Railway Bureau, under which "Tanggang Railway Limited Liabilities Company" (唐港鐵路有限責任公司) and "Hebei Yuzhou Energy Multiple Development Company Limited" (河北蔚州能源綜合開發有限公司) were established to promote the consolidated development of coal mining, railway and power plants. The Ta Shan Coal Mine in Shanxi. The project, of which the Company invested and owned the development rights, has formed its production capacity in 2006. Meanwhile, Unit 2 of the open-cut coal mine located east of Shengli Coal Mine in Xilinhaote City, Inner Mongolia, has completed the mining site border adjustment. In March 2007, the Company entered into an equity transfer agreement with Inner Mongolia Huineng Group to participate in the development of Changtan Coal Mine in Ordos City of Inner Mongolia, which will further secure the coal supply for the power plants of the Company and its Subsidiaries.

FINANCIAL REVIEW

In 2006, the Company realised RMB24,835 million in revenue from principal operations, representing a 38.02% increase over the Previous Year. A net profit of RMB2,778 million was realised, representing an 18.16% increase over the Previous Year. Basic earnings per share was approximately RMB0.54, representing an increase of approximately RMB0.08 per share over the Previous Year.

1. Operating Revenue

The Company is principally engaged in power generation businesses. The Company's revenue from principal operations comprises revenue from electricity sales and revenue from heat sales.





In 2006, the Company realised an operating revenue of RMB24,835 million, representing an increase of RMB6,841 million or 38.02% over the Previous Year, owing to the following reasons:

Increase in installed capacity and on-grid power generation. During the Year, the Company's installed capacity under management increased by 5,620 MW as compared to the Previous Year while on-grid power generation increased by 21.6 billion kWh, as a result of commencement of new generation units. As such, revenue increased by approximately RMB5,700 million accordingly.

Increase in average power tariff. As a result of the continued implementation of the fuel-tariff pass-through mechanism and the increase in on-grid power generation for desulphurised units with upward-adjusted tariffs, the Company's average on-grid tariff increased. Compared to the Previous Year, the average on-grid tariff (tax included) increased by approximately RMB13.49 per MWh.

2. **Operating Costs**
In 2006, the total operating costs of the Company and its Subsidiaries amounted to RMB18,847 million, representing an increase of 39.66% over the Previous Year's RMB13,495 million. The major reasons were increases in fuel costs and depreciation.

During the Year, fuel costs accounted for 56.58% of operating costs. Following the increases of the Company's newly commenced operating generation units and power generation, as well as the continued rise in nationwide fuel prices, fuel costs increased by RMB3,132 million or approximately 41.58% over the Previous Year, an increase in magnitude exceeding that of power sales revenue. Of such increased amount, the increase in fuel costs as a result of a rise in on-grid electricity volume amounted to approximately RMB1,887 million. The rise in fuel prices has pushed up the unit fuel cost, which has in turn led to an increase in fuel costs of approximately RMB1,225 million. The increase in fuel costs due to increase in heat supply amounted to RMB30 million.

During the Year, fixed costs increased by RMB2,146 million as compared to the Previous Year, which was mainly attributable to the increases in depreciation charges for generation units, maintenance costs, water expenses and pollution discharge fees incurred by newly commenced generation units of the Company during the Year. Among these, the depreciation charges increased by approximately 48.41% over the Previous Year.



3. **Financing Costs**
In 2006, the financing costs of the Company amounted to RMB1,359 million, representing an increase of approximately RMB684 million as compared to the Previous Year. The relatively rapid increase was attributable to the increase in interest expenses on short-term and long-term loans for the Company's newly commenced operating companies during the Year.

4. **Profit**
During the Year, the Company and its Subsidiaries reported a consolidated profit before tax amounting to RMB4,664 million in total, up 20.74% as compared to the Previous Year. Consolidated net profit amounted to approximately RMB2,778 million, up 18.16% as compared to the Previous Year. The increase in the Company's profit was mainly attributable to the Company's further expansion in its operating scale, tariff adjustments and stringent and effective cost controls by the Company.

5. **Financial Position**
As at 31 December 2006, total consolidated assets of the Company and its Subsidiaries amounted to approximately RMB90,711 million, representing an increase of approximately RMB26,175 million as compared to the Previous Year. Total consolidated liabilities amounted to approximately RMB63,510 million, representing an increase of approximately RMB19,703 million as compared to the Previous Year. Minority interests amounted to approximately RMB3,305 million, representing an increase of approximately RMB902 million as compared to the Previous Year. Total equity amounted to approximately RMB27,201 million, representing an increase of approximately RMB6,472 million as compared to the Previous Year. The increase in total assets mainly resulted from the implementation of the expansion strategy by the Company and its Subsidiaries which led to a corresponding increase in investments in construction-in-progress and new power generation units, as well as the Company's issue of 500 million A shares by the end of the Year, raising approximately RMB3,279 million in net proceeds.

6. **Liquidity**
As at 31 December 2006, the asset-to-liability ratio for the Company and its Subsidiaries was approximately 70.01%. The net debt-to-equity ratio (i.e. (loans + convertible bonds—cash and cash equivalents—bank deposits—marketable securities)/total equity) was approximately 180.79%.

As at 31 December 2006, total cash and cash equivalents and bank deposits with a maturity of over 3 months of the Company and its Subsidiaries amounted to approximately RMB4,451 million, of which the deposit with an amount equivalent to approximately RMB54 million was in foreign currencies. The Company and its Subsidiaries had no entrusted deposits or overdue fixed deposits during the Year.

As at 31 December 2006, the short-term loans of the Company and its Subsidiaries amounted to approximately RMB9,300 million carrying annual interest rates ranging from 4.70% to 5.67%. The long-term loans (excluding those due within 1 year) amounted to approximately RMB40,274 million and long-term loans due within 1 year amounted to approximately RMB2,943 million, at annual interest rates ranging from 3.60% to 6.39%, of which an amount equivalent to approximately RMB2,860 million was denominated in US dollar. The Company and its Subsidiaries pay regular and active attention to foreign exchange market fluctuations and constantly assess foreign currency risks.

As at 31 December 2006, North China Grid Company Limited ("NCG", originally North China Power (Group) Corp. and its subsidiaries) and some minority shareholders of the Company's Subsidiaries provided guarantees for the loans of the Company and its Subsidiaries amounting to a total of approximately RMB3,930 million. The Company had not provided any guarantee in whatever forms for any other company apart from its Subsidiaries, jointly controlled entity and associates.

OUTLOOK FOR 2007

In 2007, the Company is faced with a daunting task of achieving solid results and maintaining a stable and healthy development in view of both opportunities and challenges lying ahead. According to forecasts, growth in the PRC economy would remain steady in 2007. GDP is expected to grow by about 8% while power consumption in the PRC is expected to grow at around 12.5%. Such a scenario will provide new development opportunities to the Company and its Subsidiaries. The further expansion of the Company's service areas has strengthened the Company's ability to weather risks and the ability to carry out sustainable development. With electricity demand-supply going from a tight condition to a basically steady condition, utilisation rates of power generation units are expected to decrease slightly with market competition intensifying. In addition, the uncertainties regarding coal prices and coal quality will increase the difficulty for cost control and operation management.





In 2007, the Company will focus on the following tasks:

1. Continuing the implementation of the Company's diversified development strategy, by actively pursuing the expansion of the Company in coal-fired power, renewable energy projects such as hydropower and wind power, nuclear power, coal mining, railway and development of power-related upstream and downstream projects.

2. Strengthening production safety management to ensure safety, stability and power generation increase.

3. Strengthening the management of construction quality and schedule, so as to ensure 2,300 MW of coal-fired units, 1,150 MW of hydropower units and 40 MW of wind power units will commence operation in good order within 2007.

4. Reinforcing the management of energy conservation and consumption reduction and appropriately optimising the power generation structure, so as to maintain and enhance the overall efficiency level of the Company.

5. Enhancing the efficiency of capital utilisation by expanding financing channels and reducing financing costs.

6. Exercising stringent cost controls and dedicating efforts to raise revenue and reduce costs.

Zhang Yi
President
30 March 2007

Actively Pursue

Nuclear Power, Wind Power

Expand the Realms of Generation Technology



During the Year, the Company invested in the construction of two nuclear power generation units of the 1,000 MW class, and the State's authorities have already given approval on relevant preliminary works. The construction work of the Company's Bayin Wind Power Plant Phase I in Zhuozi also commenced during the Year, with all units in the project expected to commence operation in 2007. The Company will continue to expand the realms of power generation technology, gearing up fully for a rapid, sustainable development through the utilisation of new resources and new technologies.



Corporate Governance Report


2006 Annual Results Announcement

During 2006, the Company continued to apply the principles as set out in the Code on Corporate Governance Practices in Appendix 14 to the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "HKEx") to various aspects of the corporate governance system and materialised such principles in the implementation of the Company's various regulations and corporate management. During the Year, the Company has fully complied with the code provisions (the "Code Provisions") of the Code on Corporate Governance Practices, and reached or even exceeded the best recommended practices in the Code on Corporate Governance Practices in certain aspects.

The corporate governance condition of the Company is hereby reported as follows:

1. SHAREHOLDERS AND GENERAL MEETING

For years, apart from committing itself to the operation and expansion of its businesses in order to attain appropriate returns for shareholders, the Company also provides details on the Company's operations management and relevant information to shareholders in a timely and accurate manner through a variety of channels and methods, including: the convening of the annual general meeting each year as required to decide on the Company's operating strategies and investment plans, as well as electing and replacing directors and supervisors; reviewing the work of the board of directors (the "Board") and the supervisory committee, as well as considering and approving the Company's annual financial budgets, final accounts and profit distribution plans; regularly publishing the interim and annual results and the interim and annual reports of the Company, providing details of the Company's operating status and directors' conditions as well as replying to issues in concern of shareholders' and investors'; and releasing relevant information on major decisions by the Board, the execution of general meeting resolutions by the Board and the Company's implementation of Board decisions to shareholders on a timely basis, with reference to the regulations stipulated by the Listing Rules. The Company has also established specific divisions to assign specific staff to handle relevant work and receive visitors, with contact numbers published to answer phone enquiries at any time. In addition, the Company's website has been set up to provide updates and past results on the Company, as well as the management organisation of the Company, so as to facilitate a comprehensive understanding of the Company by shareholders and investors.

2. DIRECTORS AND THE BOARD

Pursuant to the Company's articles of association (the "Articles of Association"), major duties of the Board include: determining the business plans and investment proposals of the Company, formulating its capital addition and reduction plans, formulating its proposal on the amendments to the Articles of Association and merger and demerger schemes, determining its annual financial budgets, final accounts, profit distribution plans and proposals for making up losses, deciding upon the setting up of the Company's internal management organisation and laying down the Company's fundamental management system. The management is responsible for the actual execution of the Board resolutions and daily management matters.

The Board comprises 15 directors (the "Directors"), including two executive Directors, eight non-executive Directors and five independent non-executive Directors. Independent non-executive Directors represent one third of the Board, which is in compliance with the best recommended practices on Corporate Governance Practices.

Members of the Board are equipped with various experience, ability, expertise and judgment (see the profiles of the members of the Board as set out in this annual report for details) appropriate for the Board. Directors consist of experts in power-related technics and management, experts in finance and scholars. Each of them has extensive experience, and is intelligent and open-minded, and diligent and responsible as well.

During the Year, the Board held nine meetings, the attendance by the Directors (in person or in proxy by other Directors) was 100%.

Executive Directors	Attendance (%)	Non-executive Directors	Attendance (%)	Independent Non-executive Directors	Attendance (%)
Zhang Yi	100	Zhai Ruoyu	100	Xie Songlin	100
Yang Hongming	100	Hu Shengmu	100	Xu Daping	100
		Fang Qinghai	100	Yu Changchun	100
		Liu Haixia	100	Liu Chaoan	100
		Guan Tiangang	100	Xia Qing	100
		Su Tiegang	100		
		Ye Yonghui	100		
		Tong Yunshang	100		

The Company adopts the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 to the Listing Rules as the code of conduct for securities transactions by Directors. After making specific queries with each Director and according to the information obtained, the Board confirms that all Directors complied with the Model Code during the Year.

3. CHAIRMAN AND CHIEF EXECUTIVE OFFICER

The positions of Chairman (chairman of the Board, Mr. Zhai Ruoyu) and President of the Company (Mr. Zhang Yi) are held by two different persons respectively. It is expressly provided in the Articles of Association the power of the Chairman and the President. The main duties of the Chairman include presiding over the general meetings, convening and presiding over Board meetings and reviewing the status of the implementation of the Board's resolutions. The main duties of the President include: (1) to take charge of the production and operation management of the Company, and coordinate the implementation of the Board resolutions; (2) to coordinate the implementation of the Company's annual operation plans and investment proposals; (3) to formulate the Company's internal management systems; (4) to lay down the Company's fundamental management system; (5) to formulate the fundamental constitution of the Company; (6) to propose the appointment or dismissal of the deputy managers and person in charge of finance; (7) to appoint or dismiss other officers in charge that are not appointed or removed by the Board and so forth. The relevant division of duties and authorities maintains the afore-mentioned governance structure where duties and authorities are clearly defined and each individual fulfills his/her own duties.

4. NON-EXECUTIVE DIRECTORS

The Company has a total of 13 non-executive Directors. It is provided in the Articles of Association that the term of appointment of Directors (including non-executive Directors) shall not exceed three years and Directors are eligible for re-election and re-appointment. Any new Director will take office only after being elected and approved at the general meeting.

The Articles of Association has not expressly provided that the Directors would retire in rotation once every three years.

5. REMUNERATION OF DIRECTORS

During the Year, the remunerations of the executive Directors and senior management of the Company followed the salary system stipulated by the State. In accordance with the decision of the Board, the annual remuneration for each independent non-executive Directors was RMB60,000. The remunerations for other non-executive Directors were determined by their respective salary systems as provided and paid by their respective affiliated entities. The Remuneration and Appraisal Committee of the Company comprises five Directors with non-executive Directors being a majority, including independent non-executive Directors Liu Chaoan (President), Xu Daping, Xia Qing and non-executive Director Hu Shengmu and executive Director Yang Hongming. Their major duties include: to examine the criteria for the appraisal of Directors and managers, to conduct the appraisal and make recommendations, to examine and review the remuneration policy and plans of the Directors and senior management. As the Company did not enter into service contracts with the executive Directors, thus the duties of the Committee did not include the approval of the terms for the service contracts of the executive Directors. In March 2007, the Board (including the Remuneration and Appraisal Committee) reviewed the performance and level of remuneration for the executive Directors and senior management of the Company in 2006. The composition and level of remuneration were disclosed in this annual report.

6. NOMINATION OF DIRECTORS

It is provided in the Articles of Association that Directors are elected and removed by the general meeting of the Company with each term of appointment not exceeding three years and are eligible for re-election and re-appointment. The Board has yet to set up a nomination committee. Any change to the composition of the Board will be initiated through the Board, for which the Board will publish biographies of candidates recommended before the general meeting of the Company on the basis of recommendations of the shareholders and a review of the candidates' experience, so that all shareholders will be fully aware of the background of the candidates and exercise the power of the shareholders to elect the Directors.

During the Year, there was no change in Board membership. The term of the fifth session of the Board will expire on 30 June 2007. At the 21st meeting of the fifth session of the Board held on 30 March 2007, it was agreed to submit the issue of forming the sixth session of the Board at the 2006 annual general meeting for consideration.

7. AUDITORS' FEES

During the Year the auditing service fee payable by the Company amounted to approximately RMB12.605 million; the non-auditing service fee amounted to approximately RMB439 thousand. Such non-auditing services included the issuance of letters of comfort and training in relation to the new PRC GAAP.

8. THE AUDIT COMMITTEE

The Audit Committee under the Board comprises five Directors, of whom a majority are independent non-executive Directors. Major duties of the Audit Committee include: to supervise the Company's internal audit system and its implementation; to facilitate the communication between internal and external audit parties; to review the Company's financial information and term disclosure; to review the Company's internal control system and to propose the appointment or replacement of external audit firms. The Company's Directors, supervisors, chief financial manager, other senior management members as well as external auditors of the Company are invited to attend the Audit Committee meetings. The Audit Committee is also responsible for discussing the internal control and financial management affairs of the Company. The Directors understand and recognise their responsibility of compiling the accounts. As for the auditors' statement of responsibility, please refer to the Auditors' Report in this annual report.

During 2006, the Audit Committee convened two meetings. Conscientious audits of the Company's interim and annual results and related financial matters as well as the Company's internal control system were conducted. It also duly assessed the auditors' work. The Audit Committee considered that the Company's internal control systems have achieved remarkable results on internal control system and have effectively controlled the production and operation risks of the Company. Meanwhile, the Audit Committee has proposed to the Board to re-appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian CPAs Limited Company as the Company's auditors for 2007; the re-appointment will become valid subject to the approval at the 2006 annual general meeting.

During the Year, the attendance by the members of the Audit Committee was as follows:

Convenor:	**Attendance (%)**
Yu Changchun (Independent non-executive Director, financial management expert)	100%
Members:	
Xu Daping (Independent non-executive Director)	100%
Xia Qing (Independent non-executive Director)	100%
Ye Yonghui (Non-executive Director)	100%
Guan Tiangang (Non-executive Director)	100%

9. INTERNAL CONTROL AND GOVERNANCE OF THE COMPANY

The Board put strong emphasis on risk management and strengthening internal controls. Apart from establishing the Audit Committee, the Remuneration Committee and the Development and Strategy Committee under the Board, the Company has also established several specialist committees including the Budget Management Committee, the Safe Production Committee, the Steering Group for Energy Saving and Internal Audit, in respect of its operations so as to assist the Company in making various important decisions in daily operations. The specialist committee system has been adopted for years and has been useful in risk prevention. In 2006, the Company has further established steering groups and task forces, including Safe Production Emergency Management, Stability Emergency Management and Public Hygiene Emergency Management and formulated relevant proposals to handle such incidents.

Human Resources Overview



Structure and Training of Human Resources

In 2006, the Company carried out its human resource management work by adhering to the principle of serving the Company's operations and development needs. Closely aligning with the Company's development and work deployment, the Company has ensured that securing human resources for its development would be the top priority. The Company optimised its human resource deployment, enhanced the internal assignment mechanism and applied stringent controls over the size of the workforce. Meanwhile, the Company made diligent efforts to develop a high-calibre operational management team, a professional technical team and a team of technicians with special skills. Accordingly, the human resource structure was further improved. Among the 2,121 management staff being engaged in the principal operation of power generation, 1,710 of them were graduates of vocational colleges or above, representing 81% of the management staff. Among the 840 professional technical staff being engaged in the principal operation of power generation, 348 of them possessed junior professional qualifications and 347 of them possessed intermediate or senior professional qualifications, representing 41% of the professional technical staff. Among the 6,853 technicians engaged in the principal operation of power generation, 1,331 of them were junior workers, 2,356 of them were intermediate-grade workers, and 1,864 of them were senior workers, certified technicians or senior technicians, representing 27% of the technicians.

In 2006, the Company strengthened its all-staff training with key position training being a focus, striving to elevate the technical skills and comprehensive quality of the staff. The Company selected senior management staff to enroll in MBA courses and capability enhancement programmes for senior management at Tsinghua University. The Company was actively engaged in the talent selection for senior business management staff, professional technical staff and production technicians, in order to accumulate and cultivate the professionals required by the diversified development in nuclear power, coal mining and so forth.

In 2007, the Company will conduct its human resource management in accordance with the Company's development strategies and yearly core tasks as well as aligning the development needs of the Company with the needs for personal growth of staff, so as to maximise the human resources efficiency. Human resource deployment will be enhanced, with talent accumulation and training for new construction projects being the focus. The Company will continue to make diligent efforts on the training for key positions of power generation, thermal work, power supply protection and control positions, as well as exploring the training and cultivation of construction, production and management staff for nuclear power projects. The Company will actively develop a variety of staff education and training programmes and continuously enhance the operational qualities and technical skills of its staff.

Board, Supervisory Committee and Senior Management

Members of the Board

Executive Directors



Zhang Yi

Aged 59 is a, post-graduate of North China Power College majoring in thermal engineering and a professor-grade senior engineer. He is currently the Vice Chairman and the President of the Company. Mr. Zhang joined North China Power Corporation in 1982. He had held various positions including Head of the Thermal Engineering Office and Deputy Director of the North China Power Laboratory, Deputy Head of the North China Power Institute, and Plant Manager of the Tianjin Dagang Power Plant. Mr. Zhang was the Deputy Chief Engineer and Manager of the Production Technology Department of North China Power Group Company in 1997. He joined the Company as Vice President in December 1998, and became the Vice Chairman and President of the Company in March 2003. Mr. Zhang is a government-sponsored expert designated by the State Council.



Yang Hongming

Aged 60, graduated from North China Power College majoring in power systems and automation. He is a senior economist and is currently the Vice President, the Executive Director and the Secretary to the Board of the Company. Mr. Yang joined North China Power Corporation as he worked at the Handan Power Supply Bureau in Hebei Province in 1968. He had held various positions including Technician of the Handan Power Supply Bureau in Hebei, as well as Research Analyst and Deputy Chief of the Production Control Office of the Hebei Provincial Economic and Trade Commission. He became the Company's Deputy Chief Economist, Manager of the Planning and Development Department and Chief Economist in July 1996, and was appointed Vice President of the Company in March 2003. Mr. Yang is knowledgeable in macroeconomics and market administration of the power industry, and is particularly well-experienced in respect of government regulations.

Non-executive Directors



Zhai Ruoyu

Aged 60, graduated from the Economic Management Department of Liaoning University, is a professor-grade senior engineer. He is currently Chairman of the Company and President of China Datang Corporation. Mr. Zhai worked at the Liaoning Power Plant since 1966 and held various positions including Deputy Director and Director. Since 1992, Mr. Zhai had held various positions including Deputy Chief of the Security and Environmental Protection Division of the Ministry of Energy of the PRC, Deputy Director and Director of the Supervisory Bureau of the PRC Ministry of Power Industry, as well as Head of General Office of the State Power Corporation of the PRC Ministry of Power Industry. In March 1999, Mr. Zhai took up the position of President of the Northeast Branch of the State Power Corporation. He served as President of North China Power Group Company since December 2000. He became President of China Datang Corporation in December 2002. In January 2003, Mr. Zhai was appointed a delegate to the 10th National People's Congress. With 40 years' experience in the power industry, Mr. Zhai has long been engaged in the fields of power production, production technology management, administration and operations management. He has extensive experience with specific expertise in power generation and operations management.



Hu Shengmu

Aged 46, university graduate, is a senior accountant. He is currently the Chief Financial Controller of China Datang Corporation. Mr. Hu joined North China Power Corporation as he worked in Beijing Power Supply Bureau in 1981. He had been the Deputy Head and the Deputy Manager of the Finance Department of the North China Power Administration Bureau (NCPGC), the Chief Accountant and Financial Manager of the Company and the Chief Accountant of NCPGC. Mr. Hu was appointed Chief Accountant of China Datang Corporation in January 2003. Mr. Hu has been involved in financial management of power system for 22 years. He is knowledgeable in financial management and has extensive experience in financial practices.



Fang Qinghai

Aged 53, post-graduate, is a senior engineer. He is currently the Head of the Planning, Investment and Financing Department of China Datang Corporation. Mr. Fang joined Anshan Power Plant in 1974 and since then took up various positions including Deputy Head of the Communist Party Committee Office of Anshan Power Plant, Division Chief of the Production Planning Division, the Planning Department of Northeast Power Administration Bureau, Engineer Head of the Planning Department, Deputy Head and Head of the Development and Planning Department of the State Power Corporation (Northeast Company), Head of the Power Exchange Centre of Northeast China Power Grid, Deputy Chief Engineer and Head of the Development and Planning Department of Northeast China Power Grid Company Ltd. He became Deputy Chief of the Development and Planning Department of China Datang Corporation in April 2005, and has become Head of the Planning, Investment Planning Department of China Datang Corporation since November 2006. Mr. Fang has been involved in the power system for many years and is well experienced in power generation and operation.



Liu Haixia

Aged 45, graduated from North China Power College majoring in power plant thermal energy. He subsequently pursued postgraduate studies in Business Administration in the Renmin University of China. He is a senior engineer and Assistant to President of Beijing Energy Investment Holding Company Limited. Mr. Liu joined Beijing Electric Power Company in 1983 and since then took up positions of Technician, Engineer and Assistant to Manager and Deputy Manager. He has been Assistant to President of Beijing International Power Development and Investment Company since 1998. He has been Assistant to President of Beijing Energy Investment Holding Company Limited since December 2004. With his long-standing involvement in corporate management and planning management of power companies, Mr. Liu has acquired extensive experience in corporate management and industrial planning and investment.



Guan Tiangang

Aged 39, graduated from North China Power College majoring in thermal dynamics and possess a master degree in Finance from the Renmin University of China. She is a senior engineer and currently the Vice President and the Secretary to the Board of Directors of Beijing Jingneng International Energy Company Limited. She started her career in 1990, and had worked as a teacher in Shijingshan Thermal Power Plant Education Centre and as Project Manager of Beijing International Power Development and Investment Company. She has become the Manager of the Power Generation and Operation Department of Beijing Energy Investment (Group) Company since December 2004. Since February 2007, she has become the Vice President and the Secretary to the Board of Directors of Beijing Jingneng International Energy Company Limited. Ms. Guan has long been engaged in the work of power investment operation, and has extensive experience in power investment and finance planning and management.



Su Tiegang

Aged 59, university graduate, is a senior engineer. He is currently the Vice President of Hebei Construction Investment Company. He started his career in 1968 and had worked in the Provincial Construction Commission of Qinghai and Qinghai No. 3 Construction Engineering Company. Mr. Su became Head of the Project Office of Hebei Construction Investment Company in 1989. In 1991, he served in Hebei Provincial Planning Committee as Head of the Investment Department. He has become Vice President of Hebei Construction Investment Company since December 1995. With his long-standing involvement in corporate management and planning management, Mr. Su is well experienced in corporate management and industrial planning and investment.



Ye Yonghui

Aged 54, is presently the Deputy Chief Economist and Manager of the Energy Business Department of Hebei Construction Investment Company. Mr. Ye started his career in 1969 and joined the Energy Branch of Hebei Construction Investment Company in 1990, holding posts such as Administrative Officer, Deputy Manager and Manager of the Jibei Branch. From August 1999 to date, he has been the Manager of the Energy Branch and the Manager of the Energy Business Department of Hebei Construction Investment Company. With his long-standing involvement in corporate management and planning management, Mr. Ye has acquired extensive experience in corporate management and industrial planning and investment.



Tong Yunshang

Aged 65, graduate of Northeast Forestry College, is a professor-grade senior engineer. Mr. Tong is presently the President of Tianjin Jinneng Investment Company. He started his career in 1965 in Tianjin Stationery Company. Subsequent to this, he had held various positions including Plant Manager of Tianjin Paper Manufacturing Company, and Head of the Industrial Department of Tianjin Municipal Planning Committee. He has become President of Tianjin Jinneng Investment Company since 1996. With his long-standing involvement in corporate management and planning management, Mr. Tong is well-experienced in corporate management and industrial planning and investment.

Independent Non-executive Directors



Xie Songlin

Aged 65, graduated from the Department of Dynamics at Shannxi Industrial University (now known as Xi'an Jiaotong University) majoring in power generation. He is a Senior Economist and currently holds the position of committee member of Chinese People's Political Consultative Conference and Senior Consultant of the State Grid Corporation of China. Mr. Xie started his career in 1965. He had worked as technician at the Xinjiang Prospecting and Design Institute for Hydropower; Engineer, Chief of the Bio-tech Department and then Director of the Hunan Yiyang Power Industry Bureau. In 1979, he was appointed Deputy Director of Hunan Power Industry Bureau and Deputy Director of the Central China Power Management Bureau. In 1992, he was appointed as Director of the Audit Bureau of the Ministry of Energy. In 1993, he was appointed Chief of the Economic Adjustment Division of the Ministry of Power. In 1997, he was appointed Chief Economist of the State Power Corporation, Chief of the General Management Division of the Ministry of Power and Manager of the Finance and Assets Operation Department. In 1999, he was Chief Accountant of the State Power Corporation, and became its Vice President in June 1999. He has been Consultant of the State Grid Corporation of China since 2003. Mr. Xie has long been engaged in the production and management of the power industry. He has extensive experience in power generation and management.



Xu Daping

Aged 63, graduated from Tsinghua University specialising in thermal engineering surveying and automatic control. He is currently a professor cum advisor for PhD students at the North China Power University. Mr. Xu joined the No.1 Engineering Bureau of the Ministry of Hydropower in 1967 responsible for construction management. He then joined Gezhou Dam Hydropower Engineering Institute in 1979, assuming various positions such as Department Head, Deputy Director and Director of the Institute. In 1993, Mr. Xu became Deputy Director of Beijing Dynamics and Economics Institute. Since 1995 he has been Executive Deputy Principal and then Principal of North China Power University, and concurrently as Director of Beijing Institute for Electric Power Management Cadres. Mr. Xu is currently the Secretary to the Communist Party of North China Power University, Mr. Xu has a wealth of knowledge and practical experience in power generation and management.



Yu Changchun

Aged 55, holds a PhD degree in economics from the Tianjian University of Finance and Economics. He is currently Head of the Education Department, Professor of Accounting and an Advisor to postgraduates at the Beijing State Accounting Institute. Mr. Yu taught at the Jilin Institute of Finance and Commerce upon graduation in 1978 and subsequently obtained a master degree in economics from Shanghai Social Science Institute and a PhD degree in economics from Tianjian University of Finance and Economics. He was Department Head, Professor and Advisor to postgraduates at the Department of Accounting at the Changchun Institute of Taxation in 1995. He carried out post-doctoral researches in the Financial and Economics Research Institute at the China Academy of Social Sciences in 1997 and worked with the Beijing State Accounting Institute in 1999. Mr. Yu has been engaged in theoretical and practical researches in the areas of Economics and Accounting for many years. The scientific research topics conducted and completed by Mr. Yu have been awarded for a number of Outstanding Achievements at the Ministry (Provincial) Level. He was granted a specific subsidy from the State Council in 1997.



Liu Chaoan

Aged 51, graduated from the Geological Institute of Jilin University. Mr. Liu is a professor-grade senior engineer, currently as Vice President of North China Design Institute Engineering Company Limited of the State Power Corporation. Mr. Liu worked as a technician at the Beijing Power Design Institute in 1980, and subsequently had been the Professional Section Chief, Deputy Chief and Assistant to Director at the North China Design Institute. He has been Vice President of North China Design Institute Engineering Company Limited of the State Power Corporation since 2000. Mr. Liu has extensive experience in engineering design and geological prospecting of the power industry.



Xia Qing

Aged 50, is a graduate of Tsinghua University with a PhD degree in Mechanical and Electrical Engineering. He is a professor and an advisor for PhD students as well as Head of the Research Institute of Economic and Information Technology for Power of the Electrical Engineering Department at Tsinghua University. He was awarded a PhD degree by Tsinghua University in 1989, with major research direction focusing on the power market, power system planning, information technology and economic theories. From March 1996 to March 1997, he was a visiting scholar funded by The Royal Society and was engaged in the research of power markets in the United Kingdom. Mr. Xia has conducted a number of researches on topics including the power market, power resources planning, power demand forecasts and power regulatory issues. He has also been involved in power market design for the four major regions in the PRC. He is a PRC advisor for Asian Development Bank projects, part-time professor of the Communist Party schools of the States Grid Corporation of China and China Power Investment Company, and an advisor to the South China Power Grid.

Members of the Supervisory Committee

Zhang Jie

Aged 58, graduated from the Central Communist Party School majoring in political theories. Mr. Zhang is a senior economist and Chairman of the Supervisory Committee of the Company. He started his career in 1968 and joined the Power Corporation in 1973. Mr. Zhang had held positions including Deputy Head of the Publicity Division, Deputy Director of the Maintenance Office and General Secretary to Party Committee of Datong General Power Plant and Chairman of the Staff Union of Datong Second Power Plant. He worked in Chengde Power Supply Company as Secretary to Party Committee in 1994 and in Beijing Power Supply Company (Power Supply Bureau) as Deputy Secretary to Party Committee in January 1995. Mr. Zhang has become Chairman of the Supervisory Committee of the Company since December 2000. Mr. Zhang has long been engaged in management work at power enterprises and has extensive experience in administrative management.

Zhang Wantuo

Aged 60, graduated from the Tianjian University of Finance and Economics, senior economist, presently Vice President of Tianjin Jinneng Investment Company and Vice Chairman of the Supervisory Committee of the Company. Mr. Zhang started his career in 1970 in Tianjin Teachers Institute. He has been the cadre, Deputy Director and Director of the Energy Department of Tianjin Municipal Planning Committee since March 1981. In February 1999, he became Vice President of Tianjin Jinneng Investment Company. With his long-standing involvement in energy planning and planning management, Mr. Zhang has acquired extensive experience in corporate management and power planning and investment.

Fu Guoqiang

Aged 44, university graduate, is a senior accountant, CPA. Mr. Fu is the Deputy Head of the Finance and Assets Management Department of China Datang Corporation. He was the Head of the Finance and Assets Management Department of Hebei Power Company, Manager of the Finance Department of NCPGC and Deputy Head of the Finance and Assets Management Department of China Datang Corporation. Mr. Fu has been the Head of the Finance and Assets Management Department of China Datang Corporation since December 2003. Mr. Fu has been engaged in finance management in power system for an extensive period and has accumulated extensive experience in practice and management.

Shi Xiaofan

Aged 55, tertiary graduate, is a senior economist. He is presently the Assistant to President and the Head of the Human Resources Department of the Company. Mr. Shi had worked in NCPGC as Head of the Personnel Department. He became Head of the Human Resources Department of the Company in 1996 and Assistant to President and Head of the Human Resources Department of the Company in March 2003. Mr. Shi is well-experienced in human resources development and management in the power industry and is well-experienced in the management of human resources in the sector.

Company Secretary

Yang Hongming

Aged 60, Executive Director and Vice President of the Company.

Senior Management

An Hongguang

Aged 48, graduated from Wuhan University majoring in Administration Science and Engineering with a master's degree. He is a senior engineer and currently the Vice President of the Company. Mr. An joined North China Power Corporation in 1982 and since then held various positions including Deputy Head of the Chemical Workshop of Xia Hua Yuan Power Plant, Deputy Head and Head of the Chemical Workshop of Dou He Power Plant, Division Chief of the Biotechnology Unit of Dou He Power Plant, Assistant to Director of Tangshan Thermal Power Plant, Assistant to Director of Dou He Power Plant, Deputy Manager of the Production Department of the Company and Director of Zhangjiakou Power Plant. From June 2005 to December 2005, he served as Assistant to President of the Company. He has become Vice President of the Company since December 2005. Mr. An has more than 20 years' experience in the area of power systems and has been long engaged in production and administration management. He is well experienced in power generation and operation, with specific expertise in production safety management of power plants.

Wang Xianzhou

Aged 52, graduated from Beijing Broadcast and Television University majoring in industrial statistics. He is a senior accountant and the Chief Financial Officer of the Company. Mr. Wang joined North China Power Corporation in 1970 and had held various positions including Head of the Financial Department of Xia Hua Yuan Power Plant and Deputy Chief Accountant and Head of the Financial Division of Zhang Jia Kou Power Plant. Since 1995, Mr. Wang had held various positions including Deputy Financial Manager and Financial Manager of NCPGC, Financial Manager and Chief Accountant of the Company. He has been Chief Financial Officer of the Company since August 2000. Mr. Wang has acquired extensive experience in the financial management of power companies from his long-standing focus in this area.

Invest in Related Upstream, Downstream Businesses

Consummate Strengths of Vertical Integration



During 2006, Datang Power achieved breakthroughs in power-related upstream and downstream projects, such as coal-mining and railway. The Ta Shan Coal Mine in Shanxi, a project in which the Company invested and holds an interest, has formed its production capacity. Meanwhile, Unit 2 of the open-cut coal mine located east of Shengli Coal Mine in Xilinhaote City, Inner Mongolia, has completed the mining site border adjustment. Qiancao Railway, invested and operated by the Company, has completed and opened to traffic. Such projects offer strategic protection to the coal supply chain of the Company.



Questions Frequently Asked by Investors



1. What are the Company's estimates of the supply and demand situation of the coal market for 2007 and what are its corresponding measures for securing fuel supply?

As regards the nation's coal demand, in 2007 energy demand will continue to grow in line with economic development as China further implements its Eleventh Five-Year Plan. However, the growth in coal demand will tend to stabilise as the macro-economic control measures begin to take further effect, the economic structure and economic growth patterns change gradually and social energy conservation and consumption reduction measures are further enforced. The country's coal demand is expected to reach around 2.5 billion tonnes in 2007.

In terms of production capacity of coal mines throughout the country, China's current nationwide capacity is 2.35 billion tonnes/year. Considering the capacity of 800 million tonnes/year from mines currently under construction that will commence operation successively in the next few years throughout the country, production capacity growth in the nation's coal market is anticipated to be equal to or even slightly higher than demand growth, even if the anticipated closures of some small coal mines in 2007 and 2008 are taken into account.

Coal transport capacity will maintain stable growth in 2007. Upon completion of Daqin Railway's transformation programme, coal transport capacity will increase by 50 million tonnes to 300 million tonnes in 2007, while coal throughput capacity at the seven ports in the northern part of China, such as Qinhuangdao, will exceed 500 million tonnes upon completion of the transformation programme. Despite regional differences in transport capacity assurance, the nation's coal transport capacity, as a whole, is basically capable of coping with a stable increase in demand.

In terms of coal supply sources, the proportion of overseas-imported coal will increase slightly which will gradually create a comparative pricing effect in the domestic coal market, thereby playing an active role in stabilising domestic coal prices.

Considering all the above factors as a whole, prices in the domestic coal market are expected to remain relatively stable in 2007, while market spot prices will fluctuate within a narrow range as a result of seasonal effects.

The Company signed its annual coal purchase contracts in early 2007. Total coal consumption this year is anticipated to reach around 60 million tonnes. Coal supply under the contracts accounts for 80%

of the Company's annual coal demand. Coal prices increased by approximately 8%-10% year-on-year, largely reflecting the slightly strained coal supply and transport capacity at the beginning of the year, as well as the result of the alignment of planned thermal coal prices under major contracts and under non-major contracts. China's ongoing implementation of the fuel-tariff pass-through mechanism will substantially mitigate the pressure from surging coal prices upon the Company's operations.

In 2007, the Company will adopt a variety of measures and strategies to guarantee coal fuel supply and price stability for the whole year. Apart from the assurance of the annual coal purchase contracts, Ta Shan Coal Mine in Shanxi invested in by the Company has also obtained some production capacity. Its coal output, an exclusive supply to the Company, will effectively meet the fuel demand from the Company's power plants in the eastern coastal areas. Besides, as such power plants commenced operation in the second half of last year, the Company began to import at the same time some coal from overseas at competitive purchase prices so as to secure fuel supply for such power plants, effectively diversifying the risks associated with the domestic coal market.

2. Please state the Company's analysis and views on the electricity supply and demand situation for 2007, both nationwide and in the Company's major service areas.

In 2006, the nation's electricity demand grew by 14% over the Previous Year, while installed capacity increased by approximately 100,000 MW to reach 622,000 MW, up 20.3% over the Previous Year. Looking ahead into the next few years, the growth in power demand will remain relatively robust. Taking into account the structure and the stage-wise characteristics of China's current economic development as well as the further implementation of social energy conservation and consumption reduction programmes as a whole, we estimate conservatively that power demand growth will remain at around 10% per annum for the next few years, with the electricity elasticity being slightly higher than 1. As regards power supply, it is a challenge to maintain substantial growth on the expanded base of nationwide installed capacity. In addition, given China's concerns about energy conservation and consumption reduction as well as sustainable development, the scale of construction commencements of the country's new power projects is expected to be appropriately contained in the later years of the Eleventh Five-Year Plan. Moreover, the policy promulgated recently calling for the closure of 50,000 MW of small generation units during the Eleventh Five-Year Plan will effectively check the rapid growth in gross installed capacity. It is anticipated that the 2006 peak growth in nationwide generation unit commencements will be fully digested in 2007, and that the utilisation hours of generation units will stabilise with a moderate increase starting from 2007.

With the rapid development of its power generation business in the national market since this year, the Company's major service areas now cover the BTT area, the eastern coastal provinces, as well as other provinces and regions such as Yunnan, Chongqing and Shanxi. The BTT Power Grid, a service area in which the Company's current operating power plants are concentrated, remains one of the regions in China with the strongest economic growth, with its historical GDP and electricity demand growths both above the national averages. Looking into the future, the Company believes that the growth in electricity demand will be driven substantially by major economic growth engines such as the 2008 Beijing Olympic Games, major developments in the Tianjin Binhai New Area and the construction of the Bohai Rim heavy chemical industry zone in Tangshan region with Caofeidian as the centre. Electricity demand from this area is expected to grow reasonably above 12% per annum in the next few years. The growth of planned new installed capacity in the BTT Power Grid is expected to be slightly lower than demand growth in the next few years, with the utilisation hours of regional power generation showing a continued rebound.



3. How do China's recently published economic dispatch policy and the policy opting for large generation units over small ones affect the Company?

It has been specifically proposed in the outline of China's Eleventh Five-Year Plan that energy consumption per national GDP unit and the aggregate amount of major pollutant emissions will be reduced by around 20% and 10% respectively by 2010 as compared to 2005. To overall enhance energy efficiency and reduce emissions of the power industry, the National Development and Reform Commission has recently published the policy of opting for large generation units over small ones, aiming at shutting down small generation units of total capacity of 50,000 MW throughout the country in the following three years of the Eleventh Five-Year Plan, thereby encouraging all regions and enterprises to shut down small generation units and to focus on building large generation units. The generation units to be shut down are mainly conventional coal-fired power generation units with single-unit capacity of under 50 MW; conventional coal-fired power generation units in operation for 20 years and with single-unit capacity of under 100MW; and various types of generation units having serviced the full designed life and with single-unit capacity of under 200 MW, and so forth. Power projects proposed by enterprises in accordance with the new policy can be incorporated directly into the national electricity development plan, and priority will be given to the construction of large-unit projects.

The economic dispatch policy aims to improve the dispatch method for power generation based on the composition of existing operating generation units. In line with the principles of energy conservation, environmental protection and economic efficiency, priority will be given to schedule renewal energy projects and high efficiency and pollution-free generation units for power generation; the use of generation units with high energy consumption and serious pollution from power generation will be restricted; and small generation units will be replaced with certain energy-conserving and environment-friendly generation units for power generation by offering economic compensation and a combination of dispatch and economic measures.

The Company is always committed to sustainable development strategies for its business development. In its strategic development, the Company enhances gradually its market competitiveness in the areas of state-of-the-art technology, reduction of energy consumption costs and environmental protection by constructing large, economical and environment-friendly generation units with state-of-the-art technology. The State's promulgation of the new policy opting for large generation units over small ones has exactly created a favourable policy environment for the Company's strategic development. Large generation units with a capacity of 600 MW currently account for more than 60% of the Company's total installed capacity, while small generation units to be replaced or retired in the next few years of the Company's plan only account for around 3%. The Company will fully capitalise on the said policy by accelerating the development of large generation units and speeding up its strategic development and business transformation. Meanwhile, the Company will take an active role in the implementation of the economic dispatch policy by further optimising its internal power generation structure, fully capitalising on the economies of scale of large generation units in service areas like the BTT where both new and conventional generation units are located, thereby raising its power generation standards through reducing energy consumption. The Company will also further increase power generation output and expand market shares in the service areas along the eastern coast where large generation units are located.

4. How is the progress made by the Company in environmental protection over the past few years and what are the Company's 2007 environmental protection measures and plans?

The Company emphasizes the integration of development objectives and social responsibilities by actively employing environmental protection and energy conservation as the core indicators of its strategic development. Firstly, with respect to optimising the composition of generation units, 20 generation units with a capacity of 600 MW each have been built since 2002, increasing the percentage of the Company's large energy-conserving and environment-friendly generation units from the then 0% to the current over 61.8%. Secondly, the percentage of the Company's hydropower will increase following the successive completions and commencements of a Yunnan hydropower project in 2006 and a hydropower plant in Pengshui, Chongqing, in 2007. Thirdly, a zero breakthrough was made in wind power plant construction with the commencement of the first set of 40 MW wind power generation unit in Inner Mongolia in 2006. Fourthly, two generation units each with a single-unit capacity of 300 MW using clean-coal combustion burners – China's largest domestically-made circulating fluid bed burners among single units in active service – are being constructed at the Honghe Project in Yunnan. Fifthly, new generation units will be installed with desulphurisation facilities and desulphurisation facilities for aged generation units will be upgraded. The installed capacity of generation units already equipped with desulphurisation facilities currently amounts to 12,040 MW, representing 67.3% of the capacity of the Company's coal-fired generation units.

Following the Company's strengthened equipment upgrades and investments on environmental protection facilities in 2006, the emission of smoke ash, sulphur dioxide, nitrogen oxides and waste water per unit of power generation decreased by 51%, 23.6%, 15.7% and 30% respectively as compared to the Previous Year.

2007 has been designated as the Company's "Environmental Protection Year", during which the Company will further enforce its established environmental protection strategies. During the Year, the Company will have 2,550 MW of generation units upgraded for desulphurisation. 5,800 MW of generation units installed with desulphurisation facilities in operation are expected to commence operation. Desulphurisation facilities will be installed in all new generation units under construction as well. The Company also seeks to launch denitration trials by taking the initiative in the industry to launch a pilot scheme to supply clean and environment-friendly energy in the industry, such as Beijing's Gaojin Power Plant which is planning to launch a denitration upgrade pilot scheme, helping to ensure and facilitate clean air in the capital and an environment-friendly atmosphere for the Olympic Games.

5. Please describe the outlook for the Company's future strategic development and installed capacity growth.

Since its listing in Hong Kong and London ten years ago in 1997, the Company has been committed to quality management and progressive development, so much so that the growth of installed capacity under management is seven times that of ten years ago, with an annual average compound growth




Results

of 21.5%. In 2006, the Company had the largest number of new generation units commencing operation in its history, with 5,620 MW of new generation units commencing operation during the Year, up 40.7% as compared to the Previous Year.

The Company will remain committed to its established development strategies in future by further consolidating its market share in major service areas across the country, to achieve synergies and complementary advantages among different service areas while diversifying market risks. It will also further optimise the energy source structure of power generation to achieve comprehensive structural development in coal-fired power, hydropower, nuclear power and wind power, with a goal of having a composition of approximately 65% coal-fired power, 25% hydropower, 8% nuclear power and 2% wind power. The Company will focus on the development of energy-conserving and environment-friendly generation units with high technical efficiency to structurally enhance the Company's efficiency and effectiveness; and further seek to secure upstream and downstream supply and value chains as well as high added-value development, so as to ensure stable and sustainable development and growth.

The Company currently has a group of approved projects under construction, which are scheduled for commencement in 2007 and 2008, which will generate a steady growth of new installed capacity of over 3,000 MW each year. Apart from coal-fired power, the large-scale commencement of hydropower generation units between 2007 and 2010 will benefit the Company's growth. Besides, the Company has been actively committed to preliminary project development and project reserves. A group of preliminary projects have been submitted to the National Development and Reform Commission for approval or are eligible for submission to seek approval. Once these projects are approved, they will further enhance the Company's growth in the next few years.

6. Please outline the Company's major developments and management achievements in 2006.

2006 was the ninth year since the Company's listing in 1997, and also a year of outstanding achievements in the Company's development history. During the Year, the Company made seven major strategic developments and operational management achievements as follows:

(1) Back to China with honour, the Company succeeded in its objective of returning to the domestic market for A share listing during the Year.

During the Year, the Company completed its domestic A share IPO with great success. 500 million new shares were issued at an offer price of RMB6.68 each, raising net proceeds of approximately RMB3.279 billion. Domestic investors reacted positively after the Company's A share issue, with the share price on the A share secondary market constantly staying over RMB10.

(2) The Wushashan Project in Zhejiang established a new milestone in Datang Power's management standards.

The Wushashan Project in Zhejiang was the first project for which the development right was acquired through participating in domestic tender invitations. The project sets a record in the domestic power industry for commencing four sets of supercritical generation units within a year. Besides, the actual construction period was one year ahead of the construction schedule undertaken in the tender, substantially reducing project costs and setting a new low in construction costs for domestic generation units.

(3) Success in hydropower operation

During 2006, the first batch of hydropower projects located in Yunnan invested in by the Company – the Lixianjiang River Hydropower Project and the Nalan Hydropower Project – commenced operation. Total installed capacity in operation is 270 MW.

Apart from the Yunnan hydropower projects, a 5 x 350 MW hydropower project in Pengshui, Chongqing, will commence operation in 2007 and 2008 as well. The installed capacity of hydropower plants is anticipated to account for around 20% – 25% of the Company's total installed capacity by 2015.

(4) Moving into nuclear power development

The Company entered into an agreement with Guangdong Nuclear Power Investment Co. Ltd. in March 2006 for the joint investment and construction of the Ningde Nuclear Power Project. The project plans to build two 1,000 MW nuclear power generation units, involving a total estimated investment of approximately RMB24 billion. An approval reply was given by the National Development and Reform Commission in 2006 regarding the commencement of the project's preliminary preparations.

(5) Coal supply chain by railway transport further reinforced

Ta Shan Coal Mine in Datong in which the Company invested and owned minority interests officially commenced operation in June 2006. The raw coal produced from the coal mine is directly supplied to the Company's power plants in the southeastern coastal areas. In December of the same year, Qiancao Railway, in which the Company invested and owned minority interests was completed and opened to traffic. The completion of the project will considerably relieve the pressure upon the Company when it comes to transporting coal to its power plants in the southeastern coastal areas and some power plants with direct access.

(6) A record high in single-year installed capacity commencement

The Company's new generation units that commenced operation in 2006 amounted to 5,620 MW, up 40.7% over 2005. Year 2006 was, therefore, a year with the largest number of new generation units coming into operation since the Company's incorporation in 1994.

(7) Opening up a coal import channel

The first batch of raw coal imported by the Company from Vietnam arrived at the power plants in the southeastern coastal areas at the end of 2006. The Company will utilise both the domestic and overseas markets in future to meet its coal demand, so as to reduce unit fuel costs.



Report of the Directors

The Directors are pleased to present the audited results of the Company and its Subsidiaries for the year ended 31 December 2006.

Listing and Issue of Shares

The Company's H Shares have been listed on the Hong Kong Stock Exchange and the London Stock Exchange Limited since 21 March 1997. On 9 September 2003, the Company issued 5-year US Dollar convertible bond of US$153.8 million, which are listed on the Luxembourg Stock Exchange, at 0.75% interest rate per annum and a conversion premium of 30%. The Company's A shares have been listed on the Shanghai Stock Exchange since 20 December 2006. Save as disclosed, the Company did not issue any new shares.

Performance of the Company's H Shares during the Year:

Closing price per H Share as at 31 December 2006	HK$8.10
Highest closing price per H Share between 1 January and 31 December 2006	HK$8.15
Lowest closing price per H Share between 1 January and 31 December 2006	HK$4.825
Total number of H Shares traded between 1 January and 31 December 2006	3,225,536,000 shares

Performance of the Company's A Shares during the Year:

Closing price per A Share as at 31 December 2006	RMB10.32
Highest closing price per A Share between 20 December and 31 December 2006	RMB10.65
Lowest closing price per A Share between 20 December and 31 December 2006	RMB10.08
Total number of A Shares traded between 20 December and 31 December 2006	334,635,000 shares

Public Float

The Company confirms that as at the date of this annual report, the public float of the Company's H Shares and A Shares has complied with the requirements under the Listing Rules.

Accounts

The Company and its Subsidiaries' audited results for the year ended 31 December 2006 are set out in the Consolidated Income Statement on page 56. The financial position of the Company and its Subsidiaries as at 31 December 2006 is set out in the Balance Sheets on page 57 and 58.

The Company and its Subsidiaries' consolidated cash flows for the year ended 31 December 2006 are set out in the Consolidated Cash Flow Statement on page 61.

Principal Businesses

The principal businesses of the Company are the development and operation of power plants, the sale of electricity and thermal power, and the repair and maintenance of power equipment and provision of power related technical services.

Major Suppliers and Customers

The percentage of purchases and sales attributable to the Company's suppliers and customers for the Year are as follows:

	2006	2005
Purchases		
The largest supplier	**12.73%**	16.77%
Top five suppliers	**30.82%**	48.60%
Sales		
The largest customer	**58.97%**	92.95%
Top five customers	**79.84%**	96.31%

To the knowledge of the Directors, none of the Directors, Supervisors, their respective associates or shareholders of the Company owning 5% or more of the Company's issued share capital of the same class owned any direct or indirect interest in the Company's suppliers and customers mentioned above during the Year.

Subsidiaries, Jointly Controlled Entities and Associates

Details of subsidiaries, jointly controlled entities and associates of the Company are set out in note 6, 7 and 8 of the Notes to the Financial Statements on page 83 to page 90.

Dividend, Earnings per Share and Transfer of the Capital Reserve Fund

The Board recommended the distribution of proposed cash dividend of RMB0.234 per share for the Year. Dividends to be distributed to domestic shareholders will be declared in and paid by RMB, while those to be distributed to foreign shareholders will be declared in RMB but paid in Hong Kong dollar. The Hong Kong dollar exchange rate for the purpose of dividends payment shall be based on the average of the closing rates of the Hong Kong dollar/RMB exchange rates quoted by the People's Bank of China on each business day within the week immediately prior to payment.

In accordance with the realised net profit of the parent company under the PRC GAAP, 10% of the amount will be contributed to the statutory reserve fund in an amount of approximately RMB269,742,719. The total amount of the proposed cash dividend to be distributed is approximately RMB1,348,713,594.5. Based on the total 5,753,555,774 shares of the Company as at 30 March 2007, the proposed cash dividend to be distributed will be approximately RMB0.234 per share.

As there may be further conversion of the US dollar convertible bonds into H shares of the Company for the period from 30 March 2007 to the registration date for the Company's distribution of dividends, the Board proposed that the cash dividend per share to be distributed will be adjusted on the basis of the total number of shares as at the registration date for the dividend distribution to the extent that the total amount of proposed cash dividend to be distributed (RMB1,348,713,594.5) remains unchanged.

The Board also proposed to issue 10 bonus shares as a result of the transfer of the capital reserve fund to the Company's shareholders for every 10 shares held, in order to reciprocate our shareholders' long-term support and concern, as well as increasing the liquidity of the Company's shares and expanding the share capital base of the Company.

The above proposals on dividend distribution for the Year and capital reserve fund conversion by uitilising the capital reserve fund are subject to consideration and approval at the general meeting to be held soon. An announcement containing relevant details, including the record date(s) for the dividend distribution and capital reserve fund conversion, will be published by the Company as and when appropriate.

Details of dividends and earnings per share are set out in note 32 and 33 of the Notes to the Financial Statements on page 120 to page 121.

Reserves

Movements in reserves during the Year are set out in note 18 of the Note to the Financial Statements on page 97 to page 99.

Property, Plant and Equipment

Details of movements in property, plant and equipment during the Year are set out in note 5 of the Note to the Financial Statements on page 81 to page 83.

Share Capital

The Company issued 500,000,000 A shares during the Year. As at 31 December 2006, the total share capital of the Company amounted to 5,662,849,000 shares, divided into 5,662,849,000 shares carrying a nominal value of RMB1.00 each. Movements in share capital during the Year are set out in note 17 of the Notes to the Financial Statements on page 96 to page 97.

Share Capital Structure

As at 31 December 2006, the total number of shares issued by the Company was 5,662,849,000. The Company's shareholders were China Datang Corporation, Beijing Energy Investment (Group) Company, Hebei Construction Investment Company, Tianjin Jinneng Investment Company, other holders of domestic shares and foreign holders of H Shares, holding 1,979,620,580 shares, 671,792,400 shares, 671,792,400 shares, 606,006,300 shares, 302,968,320 shares and 1,430,669,000 shares, respectively, representing 34.96%, 11.86%, 11.86%, 10.70%, 5.35% and 25.27%, respectively, of the issued share capital of the Company.

Number of Shareholders

Details of the shareholders as recorded in the register of members of the Company as at 31 December 2006 were as follows:

Total number of shareholders	67,993
Holders of domestic shares	67,736
Holders of H Shares	257

Substantial Shareholders of the Company

As far as the directors of the Company are aware, as at 31 December 2006, the interests or short positions of the person or entities (save and except the Directors or senior management of the Company) in the shares or underlying shares of the Company as recorded in the register required to be kept under section 336 of the Securities and Futures Ordinance (the "SFO") (Chapter 571 of the Law of Hong Kong), were as follows:

Name of shareholder	Class of shares	No. of shares held	Percentage to total issued share capital of the Company (%)	Percentage to total issued A shares of the Company (%)	Percentage to total issued H shares of the Company (%)
China Datang Corporation (Note 1)	A shares	1,979,620,580	34.96	49	-
Beijing Energy Investment (Holding) Company Limited (Note 2)	A shares	671,792,400	11.86	18	–
Hebei Construction Investment Company (Note 3)	A shares	671,792,400	11.86	18	–
Tianjin Jinneng Investment Company (Note 4)	A shares	606,006,300	10.70	15	–
JPMorgan Chase & Co.	H shares	170,568,692(L)	3.01	–	11.92(L)
		126,370,000(P)	2.23	–	8.83(P)
Templeton Asset Management Limited	H shares	127,528,320(L)	2.25	–	8.91(L)
UBS AG	H shares	92,316,088(L)	1.63	–	6.45(L)
		17,568,000(S)	0.31	–	1.23(S)
Allianz SE	H shares	87,618,000(L)	1.55	–	6.12(L)
		60,000(S)	0.00	–	0.00
Halbis Capital Management (Hong Kong)	H shares	85,176,000(L)	1.54	–	5.95(L)
Morgan Stanley	H shares	72,071,442(L)	1.27	–	5.04(L)
		41,363,855(S)	0.73	–	2.89(S)

(L) = Long positions (S) = Short positions (P) = Lending pool

Notes:

(1) Each of Mr. Zhai Ruoyu, Mr. Hu Shengmu and Mr. Fang Qinghai, all non-executive Directors, is an employee of China Datang Corporation.

(2) Each of Mr. Liu Haixia and Ms. Guan Tiangang, both non-executive Directors, is an employee of Beijing Energy Investment (Holding) Company Limited.

(3) Each of Mr. Su Tiegang and Mr. Ye Yonghui, both non-executive Directors, is an employee of Hebei Construction Investment Company.

(4) Mr. Tong Yunshang, a non-executive Director, is an employee of Tianjin Jinneng Investment Company.

Save as disclosed above, as far as the Directors are aware, as at 31 December 2006 there is no person (save and except the Directors, senior management and supervisors of the Company) holding interests or short positions in the shares or underlying shares of the Company are required to make disclosure in accordance with the requirements of the SFO.

Interests of Directors, Chief Executives and Supervisors in Share Capital

At any time during the Year, save and except Mr. Fang Qinghai, being a Director, who held and beneficially owned 1,000 A Shares of the Company, none of the Directors, chief executives, supervisors of the Company or their respective associates had any interests and short positions in the shares, underlying shares or debentures of the Company or any of its associated corporation (as defined in Part XV of the SFO) that required to notify the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO; or required to be recorded in the register mentioned in the SFO pursuant to section 352 of the SFO or otherwise required to notify the Company and the Hong Kong Stock Exchange pursuant to the Model Code.

Directors' Service Contracts

As at 31 December 2006, the Company has not entered into service contracts with executive Directors.

Interests of Directors and Supervisors in Contracts

No contracts of significance in relation to the Company's business to which the Company or any of its Subsidiaries was a party, and in which any Director or supervisor had a material interest, subsisted at the end of the Year or during the Year.

Directors and Supervisors' Benefits from Rights to Acquire Shares or Debentures

No arrangements were made by the Company or its Subsidiaries at any time during the Year for any Director or Supervisor to acquire any shares in or debentures of the Company or any of its Subsidiaries.

Interests of Substantial Shareholders in Contracts

Save as disclosed in this annual report, none of the Company or any Subsidiaries of the Company have entered into any material contracts or material service contracts with the Company's substantial shareholders or its Subsidiaries.

Highest Paid Individuals

All of the highest paid individuals of the Company during the Year include Directors and senior management staff. Details of their remuneration are set out in note 31 of the Notes to the Financial Statements on page 118 to page 120.

Purchase, Sale or Redemption of the Company's Listed Securities

There was no purchase, sale or redemption of the Company's listed securities by the Company or its Subsidiaries during the Year.

Bank Borrowings, Overdrafts and Other Borrowings

Apart from the loans from China Datang Corporation Finance Company Limited and NCPG Finance Company Ltd, short-term loans from banks, long-term loans from banks and long-term loans from shareholders and other long-term loans as set out in notes 19 to 20 of the Notes to the Financial Statements on page 100 to page 102, there were no other loans of the Company as at 31 December 2006.

Pre-emptive Rights

There are no provisions for pre-emptive rights under the Articles of Association and applicable PRC Laws that require the Company to offer new shares to the existing shareholders in proportion to their shareholding.

Connected Transactions

During the Year, China Datang Corporation and the Company performed the following continuing connected transactions (as defined in Chapter 14A of the Listing Rules), and the transactions were in compliance with the requirements on connected transactions under Chapter 14A of the Listing Rules.

Transactions

		Amount (RMB '000)
1.	Ash disposal fees payable to China Datang Corporation	57,892
2.	Rental payable to China Datang Corporation	7,228
3.	Technical support, assistance and testing service fee payable to North China Electric Power Research Institute Company Limited	53,626
4.	Heat revenue receivable from Beijing Texin Datang Heat Company Limited	43,767
5.	Fuel management fee payable to China Datang Corporation	5,151
6.	Interest expense payable to Datang Finance	49,915
7.	Interest expense payable to Tianjin Jinneng Investment Company	99

The independent non-executive Directors have reviewed the above transactions and confirmed:

(1) the above transactions were made in and for the need of daily and normal business operations of the Company;

(2) the above transactions were made with the following terms:

(a) normal business terms (i.e. such terms are applicable to the similar transactions with other similar business entities in China); or

(b) terms not worse than those can be obtained from or provided to independent third parties (depending on the situation) if there were no comparable terms.

(3) the above transactions were conducted in accordance with the terms of the relevant agreements, whose terms were fair and reasonable and in the overall interests of the shareholders of the Company.

The Company's auditors have reviewed the said transactions of the Year and notified the Board of the following for confirmation in writing:

(a) The said transactions have been approved by the Directors;

(b) The said transactions have been entered into pursuant to the agreement terms governing those transactions and the pricing method of the Company set out in note 30 to the Notes to the Financial Statements for the year ended 31 December 2006;

(c) The said transactions were conducted pursuant to the relevant agreements;

(d) The said transactions have not exceeded the respective cap applicable to that transaction.

Material Litigation

The Company was not involved in any material litigation during the Year.

Retirement Scheme

In accordance with the State's employee retirement scheme, the Company has to pay a basic pension insurance premium on behalf of the employees at a rate of 20% of the staff's salaries whereby the employees would receive a monthly pension payment each month after retirement. In addition, the Company has also implemented an enterprise annuity plan, whereby employees will make monthly contributions at a fixed amount as individual savings pension insurance fund, while the Company will contribute a proportionate amount of the employees' contributions as supplementary pension insurance fund. The Company may at its discretion provide additional non-recurring individual savings pension insurance fund depending on the operating results of the year. When retired, an employee will receive individual savings pension insurance fund and corporate supplemental savings pension insurance fund by the Company. Apart from such contributions, the Company has no other liabilities towards the staff retirement scheme.

Interest Capitalisation

During the Year, interest capitalised in respect of construction-in-progress amounted to approximately RMB1,014,377,000.

Other Significant Matters

In December 2006, the Company completed the issue of 500 million A Shares and the shares were listed on the Shanghai Stock Exchange on 20 December 2006.

Compliance of the Code on Corporate Governance Practices

To the knowledge of the Board, the Company has complied with the Code on Corporate Governance Practices (the "Code") as set out in Appendix 14 to the Listing Rules during the Year.

Compliance of the Model Code for Securities Transactions by Directors of Listed Issuers

Upon specific enquiries made to all Directors and in accordance with information provided, the Board confirmed that all Directors have complied with the provisions under the Model Code during the Year.

Independent Non-executive Directors

After making queries and reviewing the annual confirmation letters from all independent non-executive Directors in respect of their independence according to rule 3.13 of the Listing Rules, the Company confirms that all independent non-executive Directors are independent individuals.

Auditors

The Company's 2006 financial statements prepared under International Financial Reporting Standards ("IFRS") have been audited by PricewaterhouseCoopers Certified Public Accountants, Hong Kong ("PwC"). The 2006 financial statements prepared under the PRC Financial Regulations and Accounting Standards have been audited by PricewaterhouseCoopers Zhong Tian CPAsCo, Ltd. ("PwC Zhong Tian"). A resolution regarding the re-appointment of PwC as the international auditors and PwC Zhong Tian as the domestic auditors will be proposed at the annual general meeting. During the past five years, the Company has not changed its auditors.

By Order of the Board
Zhai Ruoyu
Chairman

30 March 2007

Report of the Supervisory Committee



During 2006, in accordance with the Company Law of the PRC (the "Company Law"), the Articles of Association and the relevant requirements as stipulated in the Liusting Rules of the Hong Kong Stock Exchange, members of the Company's Supervisory Committee conscientiously exercised their monitoring duty in compliance with the fiduciary principle to protect the rights of the shareholders of the Company and the interests of the Company.

During the reporting period, the Supervisory Committee held two meetings. The quorum at each meeting was in compliance with the relevant requirements as stipulated by the Company Law and the Articles of Association. On 23 March 2006, the fourth meeting of the fifth session of the Supervisory Committee was convened, at which the 2005 work report of the Supervisory Committee, the 2005 results announcement of the Company, the 2005 financial report, the 2006 budget proposal and the 2005 profit distribution plan were considered and approved. On 29 August 2006, the fifth meeting of the fifth session of Supervisory Committee was convened, considering and approving the 2006 interim results. The Supervisory Committee attended the 2005 annual general meeting and the 2006 extraordinary general meetings, as well as four Board meetings and two Audit Committee meetings.

In 2006, the Board conscientiously implemented the various resolutions approved at the 2005 annual general meeting and the 2006 extraordinary general meetings. All decisions of the Company were carried out in lawful procedures. The Board and senior management of the Company have carried our their duties faithfully and diligently, and conscientiously discharged their responsibilities. No breaches against the State laws, regulations or the Articles of Association were found, nor were there any actions damaging to the Company's interests. The Board and senior management of the Company strengthened production safety management of the power plants operated by the Company, and enforced regulated operation in accordance with the Articles of Association and the internal management system, as well as materialised the diversified development strategy. The Company achieved encouraging operating results, reporting net assets of RMB90,711 million, an operating revenue of RMB24,835 million, a net profit of RMB2,778 million, and earnings per share of RMB0.54.

During 2006, the Supervisory Committee has examined the financial system and the financial position of the Company, with the conclusion that no material omissions of false presentations in the financial accounting of the Company and that the operating results of the Company were encouraging. The new Accounting Standards for Enterprises which took effect on 1 January 2007 were first adopted within the scope of listed companies. In order to ensure a smooth adoption of the new Accounting Standards, the management of the Company put much emphasis on organising the financial staff of the Company to participate in relevant training programmes, in order to make sufficiently preparation for the smooth transition of the Company's financial work towards the new Accounting Standards. The Supervisory Committee was engaged in the inspection of the 2005 annual results and the 2006 interim results, as well as reviewing the auditors' report and furnishing reasonable recommendations to the auditors' work. The Supervisory Committee also offered opinions and recommendations on the production operations and financial management of the Company and its Subsidiaries.

On 13 December 2006, the Company completed the issue of 500 million A shares and the shares were listed on the Shanghai Stock Exchange on 20 December 2006. Net proceeds amounted to RMB3,279 million. As at 31 December 2006, the proceeds were not utilised and no improper utilisation of the proceeds was found as at the date of the report.

The connected transactions engaged by the Company during the Year complied with normal commercial terms. Such transactions complied with the requirements of the State laws, regulations and the Articles of Association, while the information disclosure and related obligations were timely and thoroughly fulfilled in accordance with the listing rules of the Shanghai Stock Exchange and the Hong Kong Stock Exchange.

PricewaterhouseCoopers Zhong Tian CPAs Co., Ltd. and PricewaterhouseCoopers (Certified Public Accountants, Hong Kong) have issued auditors' reports with unqualified opinions for the Company in accordance with the PRC GAAP and International Accounting Standards, respectively. The Supervisory Committee was of the view that the auditors' reports truthfully and objectively reflected the financial position and operating results of the Company and validation was given to the relevant elaborations provided by the accountants.

In 2007, members of the Supervisory Committee will further study the State's relevant administrative rules on listed companies and will enhance their understanding of the new Accounting Standards. The Supervisory Committee will continue to strictly comply with the requirements as stipulated by the relevant State laws and regulations, faithfully fulfill its monitoring duty in accordance with the Articles of Association and continuously upgrading the work quality of the Supervisory Committee.

By Order of the Supervisory Committee
Zhang Jie
Chairman of the Supervisory Committee

30 March 2007

Taxation of the United Kingdom

The comments below are a general guide only, based on the tax law and practice in force as at the date of this document that may be subject to changes or revisions. They relate only to certain limited aspects of the tax position of United Kingdom ("UK") resident shareholders of the Company. This section is not intended to be and should not be construed as legal or tax advice to any particular shareholder. If you are in any doubt as to your tax position you should consult an appropriate professional advisor.

Shareholders of the Company who are residents in the UK will generally be subject to UK income tax or corporation tax on the gross amount of dividends paid by the Company, but will normally be entitled to a credit against such UK income tax or corporation tax for any PRC withholding tax charged on the dividend.

It is also expected that, from 6 April 2008, an individual UK resident shareholder owning less than a 10% shareholding in the Company and receiving less than £5,000 of dividends in the relevant tax year from non UK-resident companies will be entitled to a non-payable tax credit in respect of dividends received from the Company similar to that currently given in respect of dividends received from UK resident companies. It should be noted that this measure, although announced, has yet to be legislated and therefore remains uncertain.

Under the current double taxation treaty between the PRC and the UK, shareholders of the Company who are resident in the UK will generally be entitled to a reduced rate of PRC withholding tax on dividends paid to them by the Company (details of which can be obtained from such shareholders' respective UK tax offices).

Furthermore, corporate shareholders of the Company who are resident in the UK and who control (directly or indirectly) at least 10% of the voting rights of the Company will be entitled to credit against UK corporation tax chargeable in respect of dividends paid to them by the Company for any underlying PRC tax payable by the Company in respect of the profits out of which dividends were paid.

Independent Auditor's Report

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22/F, Prince's Building
Central, Hong Kong
Telephone (852) 2289 8888
Facsimile (852) 2810 9888
www.pwchk.com

To the shareholders of Datang International Power Generation Co., Ltd.
(incorporated in the People's Republic of China with limited liability)

We have audited the accompanying balance sheet of Datang International Power Generation Co., Ltd. (the "Company") and the consolidated balance sheet of the Company and its subsidiaries and jointly controlled entity (the "Company and its Subsidiaries") as at 31 December 2006, the consolidated income statement, consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended and a summary of significant accounting policies and other explanatory notes.

Directors' Responsibility for the Financial Statements

The directors are responsible for the preparation and the true and fair presentation of these financial statements set out on Pages 56 and 126 in accordance with International Financial Reporting Standards and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements give a true and fair view of financial position of the Company and the Company and its Subsidiaries as at 31 December 2006 and of the financial performance and cash flows of the Company and its Subsidiaries for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Other Mattes

This report, including the opinion, has been prepared for and only for you, as a body, and not for other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 30 March 2007

Consolidated Income Statement

For the year ended 31 December 2006
(Prepared in accordance with International Financial Reporting Standards)
(All amounts expressed in thousands of Rmb, except per share data)

	Note	2006	2005
Operating revenue	26	**24,835,218**	17,994,389
Operating costs			
Local government surcharges		**(279,485)**	(205,439)
Fuel		**(10,663,815)**	(7,531,789)
Depreciation		**(4,107,630)**	(2,767,528)
Repairs and maintenance		**(778,081)**	(574,362)
Wages and staff welfare		**(1,236,480)**	(1,192,685)
Others		**(1,781,537)**	(1,222,946)
Total operating costs		**(18,847,028)**	(13,494,749)
Operating profit	27	**5,988,190**	4,499,640
Share of result of associates	8	**9,458**	(1,273)
Interest income		**24,674**	40,051
Finance costs	28	**(1,358,713)**	(675,494)
Profit before income tax		**4,663,609**	3,862,924
Taxation	29	**(1,081,256)**	(813,294)
Profit for the year		**3,582,353**	3,049,630
Attributable to:			
– Equity holders of the Company		**2,777,781**	2,351,056
– Minority interests		**804,572**	698,574
		3,582,353	3,049,630
Dividends paid	32	**1,177,130**	1,135,827
Proposed dividends	32	**1,348,714**	1,177,130
Proposed dividend per share (Rmb)	32	**0.234**	0.228
Earnings per share for profit attributable to the equity holders of the Company during the year			
– basic (Rmb)	33	**0.54**	0.46
– diluted (Rmb)	33	**0.52**	0.44

The accompanying notes are an integral part of these financial statements.

Balance Sheets

As at 31 December 2006
(Prepared in accordance with International Financial Reporting Standards)
(All amounts expressed in thousands of Rmb)

		Company and its Subsidiaries		Company	
	Note	2006	2005	2006	2005
ASSETS					
Non-current assets					
Property, plant and equipment	5	**77,505,966**	58,948,110	**21,743,101**	21,015,271
Investments in subsidiaries	6	**-**	–	**4,759,796**	3,518,426
Investment in a jointly controlled entity	7	**-**	–	**200,000**	50,000
Investments in associates	8	**857,421**	793,316	**708,692**	696,692
Available-for-sale investments	9	**1,774,184**	306,294	**1,700,076**	301,900
Land use right		**632,599**	428,447	**223,847**	226,111
Deferred housing benefits	10	**300,232**	188,467	**153,780**	188,467
Intangible assets	11	**83,576**	62,304	**33,561**	33,561
Other long-term receivable	12	**-**	–	**375,562**	–
Other long-term assets		**87,850**	–	**87,850**	-
Deferred income tax assets	29	**142,969**	119,303	**-**	19,604
		81,384,797	60,846,241	**29,986,265**	26,050,032
Current assets					
Inventories	13	**806,965**	693,019	**277,653**	279,714
Other receivables		**719,319**	493,081	**473,746**	236,228
Other current assets	14	**-**	–	**1,001,589**	-
Dividend receivable		**-**	–	**995**	995
Accounts receivable	15	**3,337,529**	1,409,528	**1,386,805**	633,669
Notes receivable		**11,132**	64,829	**-**	11,000
Cash and cash equivalents	16	**4,451,284**	1,029,339	**4,104,987**	782,437
		9,326,229	3,689,796	**7,245,775**	1,944,043
Total assets		**90,711,026**	64,536,037	**37,232,040**	27,994,075

As at 31 December 2006
(Prepared in accordance with International Financial Reporting Standards)
(All amounts expressed in thousands of Rmb)

	Note	Company and its Subsidiaries 2006	Company and its Subsidiaries 2005	Company 2006	Company 2005
EQUITY AND LIABILITY					
Capital and reserves attributable to the equity holders of the Company					
Share capital	17	**5,662,849**	5,162,849	**5,662,849**	5,162,849
Reserves	18	**18,233,202**	13,162,613	**16,439,753**	11,805,633
		23,896,051	18,325,462	**22,102,602**	16,968,482
Minority interests		**3,304,667**	2,403,475	**–**	–
Total equity		**27,200,718**	20,728,937	**22,102,602**	16,968,482
Non-current liabilities					
Long-term loans	19	**40,273,581**	29,215,217	**8,000,000**	5,031,000
Convertible bonds	21	**1,111,810**	1,098,758	**1,111,810**	1,098,758
Deferred income	22	**273,157**	217,548	**216,496**	177,378
Deferred income tax liabilities	29	**421,682**	152,498	**391,105**	118,313
		42,080,230	30,684,021	**9,719,411**	6,425,449
Current liabilities					
Accounts payable and accrued liabilities	23	**7,648,449**	4,558,556	**2,047,611**	1,785,144
Short-term loans	20	**9,300,496**	5,717,280	**2,100,000**	2,000,000
Current portion of long-term loans	19	**2,942,804**	2,488,884	**–**	614,000
Taxes payable		**538,329**	358,359	**262,416**	201,000
Other current liabilities	24	**1,000,000**	–	**1,000,000**	–
		21,430,078	13,123,079	**5,410,027**	4,600,144
Total liabilities		**63,510,308**	43,807,100	**15,129,438**	11,025,593
Total equity and liabilities		**90,711,026**	64,536,037	**37,232,040**	27,994,075

Approved by the Board of Directors on 30 March 2007:

Zhang Yi
Director

Yang Hongming
Director

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Changes in Equity

For the year ended 31 December 2006

(Prepared in accordance with International Financial Reporting Standards)

(All amounts expressed in thousands of Rmb)

		Attributable to equity holders of the Company											
	Note	Share capital	Capital reserve	Statutory surplus reserve	Statutory public welfare fund	Discretionary surplus reserve	Restricted reserve	Currency translation difference	Other reserve	Retained earnings	Total reserves	Minority interests	Total equity
Balance as at 1 January 2005		5,162,849	3,653,421	1,619,555	464,488	3,593,485	129,441	-	149,796	2,337,382	11,947,568	1,968,309	19,078,726
Capital injection into subsidiaries from minority shareholders		-	-	-	-	-	-	-	-	-	-	115,100	115,100
Dividends declared		-	-	-	-	-	-	-	-	(1,135,827)	(1,135,827)	(378,508)	(1,514,335)
Currency translation differences		-	-	-	-	-	-	(184)	-	-	(184)	-	(184)
Profit for the year		-	-	-	-	-	-	-	-	2,351,056	2,351,056	698,574	3,049,630
Transfer between reserves	18(c)	-	-	-	(106,115)	106,115	-	-	-	-	-	-	-
Transfer to restricted reserve	18(e)	-	-	-	(95,700)	-	44,069	-	-	51,631	-	-	-
Transfer to discretionary surplus reserve	18(d)	-	-	-	-	1,281,777	-	-	-	(1,281,777)	-	-	-
Profit appropriations	18	-	-	357,493	296,783	-	-	-	-	(654,276)	-	-	-
Balance as at 31 December 2005		5,162,849	3,653,421	1,977,048	559,456	4,981,377	173,510	(184)	149,796	1,668,189	13,162,613	2,403,475	20,728,937

Consolidated Statement of Changes in Equity (Cont'd)

For the year ended 31 December 2006
(Prepared in accordance with International Financial Reporting Standards)
(All amounts expressed in thousands of Rmb)

		Attributable to equity holders of the Company											
	Note	Share capital	Capital reserve	Statutory surplus reserve	Statutory public welfare fund	Discretionary surplus reserve	Restricted reserve	Currency translation difference	Other reserve	Retained earnings	Total reserves	Minority interests	Total equity
Balance as at 1 January 2006		5,162,849	3,653,421	1,977,048	559,456	4,981,377	173,510	(184)	149,796	1,668,189	13,162,613	2,403,475	20,728,937
Capital injection into subsidiaries from minority shareholders		-	-	-	-	-	-	-	-	-	-	407,463	407,463
Proceeds from issue of A share	17	500,000	2,778,824	-	-	-	-	-	-	-	2,778,824	-	3,278,824
Adjustment in consolidation scope	5(a)	-	-	-	-	-	-	-	-	-	-	198,600	198,600
Minority interests arising form business combinations		-	-	-	-	-	-	-	-	-	-	64,262	64,262
Dividends declared	32	-	-	-	-	-	-	-	-	(1,177,130)	(1,177,130)	(573,705)	(1,750,835)
Currency translation differences		-	-	-	-	-	-	606	-	-	606	-	606
Profit for the year		-	-	-	-	-	-	-	-	2,777,781	2,777,781	804,572	3,582,353
Transfer between reserves	18(c)	-	-	559,456	(559,456)	-	-	-	-	-	-	-	-
Transfer (to)/from restricted reserve	18(e)	-	-	(37,435)	-	-	63,844	-	-	(26,409)	-	-	-
Transfer to discretionary surplus reserve	18(d)	-	-	-	-	759,910	-	-	-	(759,910)	-	-	-
Profit appropriations	18	-	-	415,530	-	-	-	-	-	(415,530)	-	-	-
Fair value gains, net of tax: available-for-sale financial assets	18(h)	-	-	-	-	-	-	-	690,508	-	690,508	-	690,508
Balance as at 31 December 2006		5,662,849	6,432,245	2,914,599	-	5,741,287	237,354	422	840,304	2,066,991	18,233,202	3,304,667	27,200,718

The accompanying notes are an integral part of these financial statements.

Consolidated Cash Flow Statement

For the year ended 31 December 2006
(Prepared in accordance with International Financial Reporting Standards)
(All amounts expressed in thousands of Rmb)

	Note	2006	2005
Cash flows from operating activities			
Cash generated from operations	34(a)	**8,506,743**	6,790,440
Income tax paid		**(1,047,710)**	(922,514)
Dividends paid		**(1,750,835)**	(1,514,335)
Net cash generated from operating activities		**5,708,198**	4,353,591
Cash flows from investing activities			
Purchases of property, plant and equipment		**(15,394,121)**	(17,863,422)
Decrease in short-term bank deposits over three months		**–**	210,409
Increase in investments in associates		**(260,900)**	(281,914)
Proceeds from sales of available-for-sale investments		**–**	119,215
Increase in available-for-sale investments		**(538,235)**	(48,130)
Proceeds from disposal of property, plant and equipment		**48,403**	213,513
Dividends received		**30,108**	47,038
Acquisition of a power plant, net of cash acquired	30(g)	**–**	(156,719)
Acquisition of a railway company, net of cash received	35	**(280,965)**	–
Proceeds from other investments activities		**56,107**	50,290
Net cash used in investing activities		**(16,339,603)**	(17,709,720)
Cash flows from financing activities			
Capital contribution into subsidiaries from minority shareholders		**386,586**	115,100
Proceeds from issuance of A shares	17	**3,278,824**	–
Proceeds from long-term loans		**16,980,767**	16,953,690
Proceeds from short-term loans		**17,201,308**	14,156,896
Repayments of long-term loans		**(7,710,583)**	(4,207,815)
Repayments of short-term loans		**(13,682,821)**	(14,419,176)
Interest paid		**(2,395,346)**	(1,645,539)
Net cash generated from financing activities		**14,058,735**	10,953,156
Net increase/(decrease) in cash and cash equivalents		**3,427,330**	(2,402,973)
Cash and cash equivalents at beginning of year		**1,029,339**	3,462,019
Exchange losses on cash		**(5,385)**	(29,707)
Cash and cash equivalents at end of year		**4,451,284**	1,029,339

The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements

For the year ended 31 December 2006
(Prepared in accordance with International Financial Reporting Standards)
(All amounts expressed in thousands of Rmb unless otherwise stated)

1. Organisation and Operations

Datang International Power Generation Co., Ltd. (the "Company") was incorporated in Beijing, the People's Republic of China (the "PRC"), on 13 December 1994 as a joint stock limited company. The Company listed its H Shares on the Stock Exchange of Hong Kong Limited and the London Stock Exchange Limited on 21 March 1997 and was registered as a sino-foreign joint venture on 13 May 1998. On 20 December 2006, the Company listed its A Shares on the Shanghai Stock Exchange.

The principal activity of the Company and its subsidiaries and jointly controlled entity (the "Company and its Subsidiaries") is power generation and power plant development in the PRC. Substantially all of the businesses of the Company and its Subsidiaries are conducted within one industry segment.

The directors consider that the significant shareholder of the Company is China Datang Corporation ("China Datang"), which is incorporated in the PRC and does not produce financial statements available for public use.

2. Summary of Significant Accounting Polices

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a) Basis of preparation

The financial statements of the Company and its subsidiaries have been prepared in accordance with International Financial Reporting Standards ("IFRS"). These financial statements have been prepared under the historical cost convention as modified by the revaluation of available-for-sale investments and financial liabilities (including derivative instruments) at fair value through profit or loss.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the accounting policies of the Company and its Subsidiaries. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 4.

A significant portion of the Company and its Subsidiaries' funding requirements for capital expenditure was satisfied by short-term borrowings. Consequently, as at 31 December 2006, the Company and its Subsidiaries had a negative working capital balance of approximately Rmb12,104 million (31 December 2005 – Rmb9,433 million). The Company and its Subsidiaries had significant undrawn borrowing facilities, subject to certain conditions, amounting to approximately Rmb65,791 million (31 December 2005 – Rmb63,133 million) (Note 34(c)) and may refinance and/or restructure certain short-term loans into long-term loans and will also consider alternative sources of financing, where applicable. The directors of the Company and its Subsidiaries are of the opinion that the Company and its Subsidiaries will be able to meet its liabilities as and when they fall due within the next twelve months and have prepared these financial statements on a going concern basis.

2. Summary of Significant Accounting Policies (Cont'd)

(a) Basis of preparation (Cont'd)

Standards, interpretations and amendments to published standards effective in 2006 and relevant to the operations of the Company and its Subsidiaries

- IFRIC Interpretation 4, Determining whether an Arrangement contains a Lease (effective from 1 January 2006). IFRIC Interpretation 4 requires the determination of whether an arrangement is or contains a lease to be based on the substance of the arrangement. It requires an assessment of whether: (i) fulfilment of the arrangement is dependent on the use of a specific asset or assets (the "asset"); and (ii) the arrangement conveys a right to use the asset. Based on management's assessment, there was no material impact from the adoption of IFRIC Interpretation 4 to the financial statements of the Company and its Subsidiaries.

  IFRS 6, Exploration for and Evaluation of Mineral Resources (effective from 1 January 2006): IFRS 6 introduces the recognition, measurement and disclosure requirement of exploration for and evaluation of mineral resources. IFRS 6 specifies the circumstances in which entities that recognise exploration and evaluation assets should test for impairment. Since the exploration and evaluation activities of coal mines currently undertaken by the Company and its Subsidiaries are not significant, management considered no material impact from implementation of IFRS 6 on the financial statements of the Company and its Subsidiaries.

Standards, interpretations and amendments to published standards not yet effective and relevant to the operations of the Company and its Subsidiaries

Certain new standards, interpretations and amendments to published standards have been published, that are relevant to the operations of the Company and its Subsidiaries, but not yet effective and have not been early adopted are as follows:

- IFRS 7, Financial Instruments: Disclosures, and the complementary Amendment to IAS 1, Presentation of Financial Statements – Capital Disclosures (effective from annual periods beginning on or after 1 January 2007). IFRS 7 introduces new disclosures relating to financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. It replaces disclosure requirements in IAS 32, Financial Instruments: Disclosure and Presentation. It is applicable to all entities that report under IFRS. The amendment to IAS 1 introduces disclosures about the level of an entity's capital and how it manages capital. The Company and its Subsidiaries assessed the impact of IFRS 7 and the amendment to IAS 1 and concluded that the main additional disclosures will be the sensitivity analysis to market risk and the capital disclosures required by the amendment of IAS 1. The Company and its Subsidiaries will apply IFRS 7 and the amendment to IAS 1 from 1 January 2007.

(All amounts expressed in thousands of Rmb unless otherwise stated)

2. Summary of Significant Accounting Policies (Cont'd)

(a) Basis of preparation (Cont'd)

- IFRS 8, Operating Segments (effective from annual periods beginning on or after 1 January 2009). IFRS 8 replaces IAS 14, Segment Reporting, and specifies how an entity should report information about its operating segments in annual financial statements and, as a consequential amendment to IAS 34, Interim Financial Reporting, requires an entity to report selected information about its operating segments in interim financial reports. This standard also sets out requirements for related disclosures about products and services, geographical areas and major customers. Management is currently assessing the impact of this IFRS on the accounting policies of the Company and its subsidiaries.

- IFRIC Interpretation 10, Interim Financial Reporting and Impairment (effective for annual periods beginning on or after 1 November 2006). IFRIC 10 prohibits the impairment losses recognised in an interim period on goodwill, investments in equity instruments and investments in financial assets carried at cost to be reversed at a subsequent balance sheet date. Management considered there will be no significant impact from adopting IFRIC Interpretation 10 on the financial statements of the Company and its Subsidiaries. The Company and its Subsidiaries will apply IFRIC Interpretation 10 from 1 January 2007.

(b) Consolidation

The consolidated financial statements include the financial statements of the Company and all of its subsidiaries and jointly controlled entity made up to 31 December.

(i) Subsidiaries

Subsidiaries are all entities over which the Company and its Subsidiaries have the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. Subsidiaries are fully consolidated from the date on which control is transferred to the Company and its Subsidiaries and are no longer consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities assumed at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the net assets of the subsidiary acquired is recorded as goodwill. See Note 2(e)(i) for the accounting policy on goodwill. If the cost of acquisition is less than the fair value of the share of the Company and its Subsidiaries on the identifiable net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

2. Summary of Significant Accounting Policies (Cont'd)

(b) Consolidation (Cont'd)

(i) Subsidiaries (Cont'd)

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated but considered an impairment indicator of the asset transferred.

Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company and its Subsidiaries.

In the Company's separate financial statements, investments in subsidiaries are stated at costs less any accumulated impairment loss. The results of subsidiaries are accounted for by the Company on the bases of dividends received and receivable.

(ii) Transactions with minority interests

The Company and its Subsidiaries apply a policy of treating transactions with minority interests as transactions with parties external to the Company and its Subsidiaries. Disposals to minority interests result in gains and losses for the Company and its Subsidiaries that are recorded in the income statement. Purchases from minority interests result in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary.

(iii) Joint ventures

The Company and its Subsidiaries' interest in a jointly controlled entity is accounted for by proportionate consolidation. The Company and its Subsidiaries combine its share of the joint venture's individual income and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in the Company and its Subsidiaries' financial statements. The Company and its Subsidiaries recognise the portion of gains or losses on the sale of assets by the Company and its Subsidiaries to the joint venture that it is attributable to the other venturers. The Company and its Subsidiaries do not recognise its share of profits or losses from the joint venture that result from the Company and its Subsidiaries' purchase of assets from the joint venture until it resells the assets to an independent party. However, a loss on the transaction is recognised immediately if the loss provides evidence of a reduction in the net realisable value of current assets, or an impairment loss.

In the Company's separate financial statements, investment in a jointly controlled entity is stated at cost less any accumulated impairments loss. The results of the jointly controlled entity are accounted for by the Company on the bases of dividends received and receivable.

2. Summary of Significant Accounting Policies (Cont'd)

(b) Consolidation (Cont'd)

(iv) Associates

Associates are all entities over which the Company and its Subsidiaries have significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights.

Investments in associates are accounted for using the equity method of accounting and are initially recognised at cost. Under this method, the Company and its Subsidiaries' share of the post-acquisition profits or losses of associates is recognised in the income statement and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amounts of the investments. The Company and its Subsidiaries' investments in associates include goodwill (net of accumulated impairment loss) on acquisition. When the Company and its Subsidiaries' share of losses in an associate equals or exceeds their interest in the associate, the Company and its Subsidiaries do not recognise further losses, unless the Company and its Subsidiaries have incurred obligations or made payments on behalf of the associates.

Unrealised gains on transactions between the Company and its Subsidiaries and their associates are eliminated to the extent of the Company and its Subsidiaries' interests in the associates; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Company and its Subsidiaries.

In the Company's separate financial statements, investments in associates are stated at cost less any accumulated impairment loss. The results of associates are accounted for by the Company on the basis of dividends received and receivable.

(c) Foreign currency translation

(i) Functional and presentation currency

Items included in the financial statements of each entity of the Company and its Subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The consolidated financial statements are presented in Renminbi ("Rmb"), which is the functional and presentation currency of the Company.

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

2. Summary of Significant Accounting Policies (Cont'd)

(c) Foreign currency translation (Cont'd)

(iii) Group companies

The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
- income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and
- all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations are taken to shareholders' equity. When a foreign operation is partially disposed of or sold, exchange differences that were recorded in equity are recognised in the income statement as part of the gain or loss on sale.

(d) Property, plant and equipment

Property, plant and equipment, apart from construction-in-progress, are stated at historical cost less accumulated depreciation and accumulated impairment loss. The initial cost comprises its purchase price, including import duties and non-refundable purchase taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use.

Construction-in-progress represents plants and properties under construction and is stated at cost. This includes the costs of construction, plant and machinery, prepayments for the equipment and other direct costs. Construction-in-progress is not depreciated until such time as the relevant assets are completed and ready for its intended use when they are transferred to the relevant asset categories.

2. Summary of Significant Accounting Policies (Cont'd)

(d) Property, plant and equipment (Cont'd)

Depreciation is calculated using the straight-line method to allocate their residual values over their estimated useful lives, as follows:

Dam	45 years
Buildings	20-50 years
Electricity utility plants in service:	
Coal-fired electricity utility plants	12-30 years
Hydro electricity utility plants	12-45 years
Transportation facilities, computer and others	4-10 years

The assets' residual values, useful lives and depreciation method are reviewed, and adjusted if appropriate, at end balance sheet date.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and its Subsidiaries and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognised. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount (Note 2(g)).

Gains and losses on disposals are determined by comparing the proceeds on disposal with the carrying amount and are included in the income statement.

(e) Intangible assets

(i) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the share of the Company and its Subsidiaries on the net identifiable assets acquired at the date of acquisition. Goodwill on acquisition of subsidiaries is included in intangible assets.

Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

(ii) Resource use rights

Resource use rights are shown at historical cost less accumulated amortisation. Amortisation is calculated using the straight-line method to allocate the cost over their estimated useful lives (10 years).

2. Summary of Significant Accounting Policies (Cont'd)

(f) Other long-term assets

Other long-term assets are coal mine exploration costs, which are stated at cost and are reduced to the recoverable amounts should impairment occur.

(g) Impairment of investment in subsidiaries, associates, jointly controlled entity and non-financial assets

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

(h) Financial assets

The Company and its Subsidiaries classified their financial assets into the following categories: loans and receivables and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition and re-evaluates this designation at every reporting date.

(i) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. Loans and receivables are classified as 'notes receivable', 'accounts receivable', 'other receivables', 'other current assets' and 'other long-term receivables' in the balance sheet.

(ii) Available-for-sale investments

Available-for-sale investments are non-derivatives financial assets that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

2. Summary of Significant Accounting Policies (Cont'd)

(h) Financial assets (Cont'd)

(iii) Recognition and derecognition of financial assets

Regular purchases and sales of investments are recognised on trade date-the date on which the Company and its Subsidiaries commit to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Company and its Subsidiaries have transferred substantially all risks and rewards of ownership. Available-for-sale financial assets are subsequently carried at fair value. Loans and receivables are carried at amortised cost using the effective interest method.

Changes in the fair value of available-for-sale investments are recognised in equity. When available-for-sale investments are sold or impaired, the accumulated fair value adjustments recognised in equity are included in the income statement as 'other operating costs'. Dividends on available-for-sale equity instruments are recognised in the income statement when the right of the Company and its Subsidiaries to receive payments is established.

The fair values of quoted investments are based on current bid price. If the market for a financial asset is not active (and for unlisted securities), the Company and its Subsidiaries establish fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models, making maximum use of market inputs and relying as little as possible on entity-specific inputs. Investments in equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recorded at cost.

The Company and its Subsidiaries assess at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered as an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss-measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss-is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement. Impairment loss of the available-for-sale financial investments recorded at cost is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses shall not be reversed. Impairment testing of receivables is described in Note 2(j).

2. Summary of Significant Accounting Policies (Cont'd)

(h) Financial assets (Cont'd)

(i) Inventories

Inventories are stated at the lower of cost and net realisable value. Inventories are expensed to fuel costs or other relevant operating expenses when used, or capitalised to property, plant and equipment when installed, as appropriate, using moving weighted average method. Cost of inventories includes direct material cost and transportation expenses incurred in bringing the materials and supplies to the working locations. Net realisable value is the estimated selling price in the ordinary course of business, less selling expenses.

(j) Receivables

Receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of receivables is established when there is objective evidence that the Company and its Subsidiaries will not be able to collect all amounts due according to the original terms of receivables. Impairment loss is measured as the difference between the carrying amount of receivables and the net realisable value.

(k) Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks and financial institution and other short-term highly liquid investments with original maturities of three months or less.

(l) Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

The fair value of the liability portion of a convertible bond is determined using a market interest rate for an equivalent non-convertible bond. This amount is recorded as a liability on an amortised cost basis until extinguished on conversion or maturity of the bonds. The remainder of the proceeds is allocated to the conversion option. This is recognised and included in equity, net of income tax effects.

Borrowings are classified as current liabilities unless the Company and its Subsidiaries have contractual or an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(m) Borrowing costs

Borrowing costs incurred for the construction of any qualifying assets are capitalised during the period of time that is required to complete and prepare the asset for its intended use. Other borrowing costs are expensed.

2. Summary of Significant Accounting Policies (Cont'd)

(n) Taxation

(i) Value-added tax ("VAT")

Under the relevant PRC tax laws, the Company and its Subsidiaries are subject to VAT. The Company and its Subsidiaries are subject to output VAT levied at 17% of the Company and its Subsidiaries' operating revenue, except for the output VAT of heat sales levied at 13% and the sales of Hebei Datang International Huaze Hydropowder Development Company Limited ("Huaze Hydropowder Company") and Inner Mongolia Datang International Duolun Hydropower Multiple Development Company Limited ("Duolun Hydropower Company") levied at 6%. The input VAT can be used to offset the output VAT levied on operating revenue to determine the net VAT payable. Because VAT is tax on the customer and the Company and its Subsidiaries collect such tax from the customers and pay such tax to the suppliers on behalf of the tax authority, the VAT has not been included in operating revenue or operating expenses.

(ii) Income tax expense

According to the relevant income tax law, Sino-foreign enterprises are, in general, subject to statutory income tax of 33% (30% of Enterprises Income Tax and 3% of local income tax). If these enterprises are located in certain specified locations or cities, or are specifically approved by State Tax Bureau, a lower tax rate would be applied.

Certain power plants are exempted from income tax for two years starting from the year of commercial operation, followed by a 50% reduction of the applicable tax rate for the next three years ("tax holiday").

The statutory income tax is assessed on an individual entity basis, based on each of their results of operations. The commencement dates of the tax holiday period of each power plant are individually determined.

The income tax charges are based on assessable profit for the year and after considering deferred taxation.

(iii) Deferred income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements.

However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

2. Summary of Significant Accounting Policies (Cont'd)

(o) Deferred income

Grants from the government are recognised as deferred income at their fair value when there is reasonable assurance that the grants will be received and the Company and its Subsidiaries will comply with all attached conditions.

Government grants relating to the construction and purchase of property, plant and equipment are included in non-current liabilities as deferred income and are credited to the income statement on a straight-line basis over the expected lives of the related assets.

(p) Financial liabilities

Financial liabilities are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

(q) Derivative financial instruments

Derivatives are initially recognised at fair value on the date when a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument.

Derivative financial instruments that do not qualify for hedge accounting are classified as held-for-trading and carried at fair value, with changes in fair value included in the income statements. Trading derivatives are classified as a current asset or liability.

(r) Revenue and income recognition

Revenue and income are recognised when it is probable that the economic benefits associated with a transaction will flow to the Company and its Subsidiaries and the revenue and the costs incurred or to be incurred in respect of the transaction can be measured reliably and on the following bases:

(i) Operating revenue

Substantially all operating revenue represents the amount of tariffs billed for electricity generated and transmitted to the respective regional or provincial power companies. Operating revenue is recognised upon transmission of electricity and heat to the customers.

(ii) Interest income

Interest income from deposits placed with banks and other financial institutions is recognised on a time proportion basis taking into account deposit balances and the effective interest method.

(iii) Dividend income

Dividend income is recognised when the right to receive payment is established.

2. Summary of Significant Accounting Policies (Cont'd)

(s) Employee benefits

(i) Pension and other social obligations

The Company and its Subsidiaries have various defined contribution plans in accordance with the local conditions and practices in the municipalities and provinces in which they operate. A defined contribution plan is a pension and/or other social benefits plan under which the Company and its Subsidiaries pay fixed contributions into a separate entity (a fund) and will have no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees benefits relating to employee service in the current and prior periods. The contributions are recognised as employee benefit expenses when they are due.

(ii) Staff housing benefits

The Company provides housing to its employees at preferential prices. The difference between the selling price and the cost of housing is considered a housing benefit to the employees and is amortised on a straight-line basis over the estimated average service lives of the relevant employees and included in wages and staff welfare expenses.

In 2005 and 2006, the Company and some of its subsidiaries also started to provide monetary housing subsidies to their employees. These subsidies are considered housing benefits and are amortised on a straight-line basis over the estimated service lives of the relevant employees and included in wages and staff welfare expenses.

Apart from the housing benefits and subsidies, the Company and its Subsidiaries also contribute to the state-prescribed housing fund. Such costs are charged to the income statement as incurred.

(t) Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

(u) Operating lease

Leases where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

2. Summary of Significant Accounting Policies (Cont'd)

(v) Dividends distribution

Dividend distribution is recorded as a liability in the financial statements of the Company and its Subsidiaries in the period in which they are approved by the shareholders of the Company and its Subsidiaries.

(w) Financial guarantee contracts

The Company issues financial guarantee contracts that transfer significant insurance risk. Financial guarantee contracts are those contracts that require the issuer to make specified payments to reimburse the holders for losses they incur because specified debtors fail to make payments when due in accordance with the original or modified terms of debt instruments.

At each balance sheet date, liability adequacy tests are performed to ensure the adequacy of the contract liabilities. In performing these tests, current best estimates of future contractual cash flows and related administrative expenses are used. Any deficiency is immediately charged to the income statement and by subsequently establishing a provision for losses arising from these tests.

(x) Contingencies

Contingent liabilities are recognised in the financial statements when it is probable that a liability will be recognised. Where no provision is recorded, they are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote.

A contingent asset is not recognised in the financial statements unless virtually certain but disclosed when an inflow of economic benefits is probable.

(y) Subsequent events

Post-year-end events that provide additional information about the Company and its Subsidiaries' position at the balance sheet date (adjusting events) are reflected in the financial statements. Post-year-end events that are not adjusting events are disclosed in the notes when material.

(All amounts expressed in thousands of Rmb unless otherwise stated)

3. Financial Risk Management

(a) Financial risk factors

The activities of the Company and its Subsidiaries expose them to a variety of financial risks including cash flow and fair value interest rate risk, foreign exchange risk, credit risk and liquidity risk.

(i) Cash flow and fair value interest rate risk

As the Company and its Subsidiaries have no significant interest-bearing assets, the income and operating cash flows of the Company and its Subsidiaries are substantially independent of changes in market interest rates.

The Company and its Subsidiaries' interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Company and its Subsidiaries to cash flow interest rate risk. Bonds and loans issued at fixed rates expose the Company and its Subsidiaries to fair value interest rate risk. The Company and its Subsidiaries manage its cash flow interest rate risk by using "pay-fixed-receive-floating" interest rate swaps. Such interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates. The amounts of borrowings at fixed rates and variable rates are disclosed in Note 19.

(ii) Foreign exchange risk

The businesses of the Company and its Subsidiaries are principally conducted in Rmb, except that purchases and financing of certain electricity utility plant equipment are denominated in United States dollars (USD). Dividends to shareholders holding H Shares are declared in Rmb and paid in Hong Kong dollars (HKD). As at 31 December 2006, substantially all of the Company and its Subsidiaries' assets and liabilities were denominated in Rmb except for cash and bank deposits of approximately Rmb54 million (31 December 2005 – Rmb432 million), long-term loans of approximately Rmb2,860 million (31 December 2005 – Rmb3,851 million) and a convertible bond of approximately Rmb1,112 million (31 December 2005 – Rmb1,099 million), which were denominated in foreign currencies, principally in USD and HKD. The fluctuation of the exchange rates of Rmb against foreign currencies could affect the Company and its Subsidiaries' results of operation.

3. Financial Risk Management (Cont'd)

(a) Financial risk factors (Cont'd)

(iii) Credit risk

Significant portion of the cash and cash equivalents of the Company and its Subsidiaries, are deposited with certain large state-owned banks of the PRC.

The Company and its subsidiaries sell electricity generated to their sole customers, the power grid companies of the respective provinces or regions where the power plants operate.

The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheet. The directors consider that the maximum exposure is reflected by the amount of banks and accounts receivable and other current assets, net of provisions for impairment recognised at the balance sheet date.

(iv) Liquidity risk

The Company and its Subsidiaries' policy is to maintain sufficient cash and cash equivalents or have available funding through an adequate amount of committed credit facilities to meet their commitments regarding construction of power plants. The amount of undrawn borrowing credit facilities at the balance sheet date is disclosed in Note 34(c).

(b) Risk related to financial guarantee provided to subsidiaries, associates and jointly controlled entity

The Company issues financial guarantee contracts to its subsidiaries, associates and jointly controlled entity for their borrowings from banks for business development. The risk under any one financial guarantee contract is the possibility that the insured event (default of a specified debtor) occurs and the uncertainty of the amount of the resulting claims.

Experience shows credit risks from specified debtors are relatively remote. The Company maintains a close watch on the financial position and liquidity of the subsidiaries, associates and jointly controlled entity for which financial guarantees have been granted in order to mitigate such risks. The Company and its Subsidiaries take all reasonable steps to ensure that they have appropriate information regarding their claim exposures. Critical accounting estimates and details of financial guarantee contracts are disclosed in Note 4(c) and Note 37, respectively.

(All amounts expressed in thousands of Rmb unless otherwise stated)

3. Financial Risk Management (Cont'd)

(c) Fair value estimation

The carrying amounts of the Company and its Subsidiaries' cash and cash equivalents, receivables, other current assets, accounts payable and accrued liabilities and short-term loans approximate their fair values because of the short maturity of these instruments.

Available-for-sale investments are measured at fair value based on their quoted market price in an active market and if there is no quoted market price in an active market and their fair value cannot be reliably measured, they are measured at cost less any provision for impairment (see Note 9).

The fair value of long-term loans, including current portions, of approximately Rmb43,189 million (31 December 2005 – Rmb31,750 million) as at 31 December 2006, have been estimated by applying a discounted cash flow approach using interest rates available for comparable instruments. As at the same date, the book value of these liabilities was approximately Rmb43,216 million (31 December 2005 – Rmb31,704 million).

Fair value estimates are made at a specific point of time and are based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

4. Critical Accounting Estimates and Judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Company and its Subsidiaries make accounting estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a) Income tax

Estimation of future income taxes requires projection of tax rates expected to be in effect in years in which tax benefits will be realised. Changes to the amount and timing of tax rates in future years can impact the amount of income tax expense or recovery recognised in an accounting period. The realisation of future income tax asset is dependent on the Company and its Subsidiaries' ability to generate sufficient taxable income in future years to utilise income tax benefits and income tax loss carry-forwards. Deviations of future profitability from estimates would result in adjustment to the value of future income tax assets and liabilities that could have a significant effect on earnings.

4. Critical Accounting Estimates and Judgements (Cont'd)

(b) Useful lives of property, plant and equipment

The directors of the Company and its Subsidiaries determine the estimated useful lives and related depreciation charges for its property, plant and equipment. This estimate is based on projected wear and tear incurred during power generation. It could change significantly as a result of technical innovations on power generators. Management will adjust the depreciation charge where useful lives vary with previously estimated lives, or will write-off or write-down technically obsolete or non-strategic assets that have been abandoned or sold. It is reasonably possible, based on existing knowledge, that outcomes within the next financial year that are different from assumptions could require a material adjustment to the carrying amount of property, plant and equipment.

(c) The ultimate liabilities arising from claims under financial guarantee contracts

The estimation of the ultimate liabilities arising from claims made under financial guarantee contracts is a critical accounting estimate of the Company and its Subsidiaries. The financial positions and liquidity of the subsidiaries, associates and jointly controlled entity for which financial guarantees have been granted represented the major factor to be accounted for in the liability adequacy tests. Based on historical experience, the directors believe that the liabilities for financial guarantee contracts carried at year end are adequate. It is reasonably possible, based on existing knowledge, that outcomes within the next financial year that are different from assumptions could require a material adjustment to the carrying amount of insurance liabilities currently stated in the balance sheets. Details of the Company's financial guarantee contracts are disclosed in Note 37.

(d) Carrying value of investments

The carrying value of investments is reviewed for impairment whenever events or changes in circumstances indicate the carrying amounts may not be recoverable. An impairment loss is recognised for the amounts by which the assets carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less cost to sell and value-in-use. Estimating the recoverable amounts of assets include various assumptions, where future events may not correspond to such assumptions, the recoverable amounts will need to be revised, and this may have an impact on the amount of investment in associates and available-for-sale investments.

4. Critical Accounting Estimates and Judgements (Cont'd)

(e) Fair value of derivative financial instrument

The fair value of derivative financial instrument is the current bid price and, for an asset to be acquired or liability held, the asking price. If the market for an instrument is not active, fair value is established by using a valuation technique. Valuation techniques include using recent arm's length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models. Deviations of future cash flows would result in an adjustment to the value of the derivative financial instrument that could have a significant effect on the assets or liabilities arising from the swap arrangement (Note 23).

(f) Restraint in construction of new power plants

The estimation of the ultimate approval from National Development and Reform Commission ("NDRC") on certain of the Company and its Subsidiaries' power plants construction projects is a critical estimate and judgment of the directors. Such estimate and judgment are based on initial approval documents received as well as their understanding of the projects. Based on historical experience, the directors believe that the Company and its Subsidiaries will receive final approval from NDRC on the related power plant projects. Deviation from the estimate and judgment could result in significant adjustment to the value of the property, plant and equipment.

(All amounts expressed in thousands of Rmb unless otherwise stated)

5. Property, Plant and Equipment

Company and its Subsidiaries

	Dam	Buildings	Electricity utility plants in service	Transportation facilities, computer and others	Construction-in-progress	Total
Cost						
At 1 January 2005	-	870,217	31,941,821	716,318	18,328,745	51,857,101
Reclassification	-	10,393	(45,947)	35,554	-	-
Transfer in/(out)	-	990,476	8,948,093	60,045	(9,998,614)	-
Additions	-	23,118	75,820	79,159	19,532,343	19,710,440
Disposals	-	(2,466)	(150,865)	(10,985)	(210,615)	(374,931)
At 31 December 2005	-	1,891,738	40,768,922	880,091	27,651,859	71,192,610
Transfer in/(out)	852,467	5,710,340	19,279,965	1,069,282	(26,912,054)	-
Additions	-	76,187	259,883	87,138	17,936,707	18,359,915
Disposals	-	(7,203)	(9,307)	(15,629)	-	(32,139)
Acquisition of a subsidiary (Note 35)	-	29,687	-	495,973	3,477	529,137
Adjustment in consolidation scope (a)	-	183,669	-	37,244	3,604,453	3,825,366
At 31 December 2006	852,467	7,884,418	60,299,463	2,554,099	22,284,442	93,874,889
Accumulated depreciation						
At 1 January 2005	-	133,056	9,145,378	305,836	-	9,584,270
Reclassification	-	531	(1,669)	1,138	-	-
Charge for the year	-	57,378	2,638,171	86,922	-	2,782,471
Written back on disposals	-	(356)	(111,763)	(10,122)	-	(122,241)
At 31 December 2005	-	190,609	11,670,117	383,774	-	12,244,500
Charge for the year	12,432	283,473	3,696,480	134,457	-	4,126,842
Written back on disposals	-	(967)	(7,580)	(10,141)	-	(18,688)
Adjustment in consolidation scope (a)	-	10,543	-	5,726	-	16,269
At 31 December 2006	12,432	483,658	15,359,017	513,816	-	16,368,923
Net book value						
At 31 December 2006	840,035	7,400,760	44,940,446	2,040,283	22,284,442	77,505,966
At 31 December 2005	-	1,701,129	29,098,805	496,317	27,651,859	58,948,110
At 1 January 2005	-	737,161	22,796,443	410,482	18,328,745	42,272,831

(All amounts expressed in thousands of Rmb unless otherwise stated)

5 Property, Plant and Equipment (Cont'd)

Note a: On 20 July 2006, the Company entered into an agreement with one of the shareholders of Chongqing Datang International Pengshui Hydropower Development Company Limited ("Pengshui Hydropower Company") who owns 12% of the equity interest of Pengshui Hydropower Company. Pursuant to this agreement, the Company obtained effective control over the determination of financial and operating policies in Pengshui Hydropower Company. Hence, Pengshui Hydropower Company has been accounted for as a subsidiary of the Company from 20 July 2006.

Company

	Buildings	Electricity utility plants in service	Transportation facilities, computer and others	Construction-in-progress	Total
Cost					
At 1 January 2005	716,234	15,035,508	456,590	6,123,149	22,331,481
Transfer in/(out)	180,345	780,879	13,462	(974,686)	–
Additions	–	2,138	40,326	7,891,492	7,933,956
Disposals	(158)	(142,646)	(8,990)	(210,615)	(362,409)
At 31 December 2005	896,421	15,675,879	501,388	12,829,340	29,903,028
Sold to a subsidiary	–	(384)	(19,818)	(4,729,194)	(4,749,396)
Transfer in/(out)	1,566,341	5,862,382	16,043	(7,444,766)	–
Additions	2,454	251,273	47,071	6,562,018	6,862,816
Disposals	–	(9,307)	(14,671)	(10,665)	(34,643)
As 31 December 2006	2,465,216	21,779,843	530,013	7,206,733	31,981,805
Accumulated depreciation					
At 1 January 2005	120,220	7,476,687	250,137	–	7,847,044
Charge for the year	11,317	1,104,144	44,680	–	1,160,141
Written back on disposals	(158)	(110,435)	(8,835)	–	(119,428)
At 31 December 2005	131,379	8,470,396	285,982	–	8,887,757
Sold to a subsidiary	–	(7)	(2,312)	–	(2,319)
Charge for the year	80,851	1,245,636	43,571	–	1,370,058
Written back on disposals	–	(7,580)	(9,212)	–	(16,792)
As 31 December 2006	212,230	9,708,445	318,029	–	10,238,704
Net book value					
At 31 December 2006	2,252,986	12,071,398	211,984	7,206,733	21,743,101
At 31 December 2005	765,042	7,205,483	215,406	12,829,340	21,015,271
At 1 January 2005	596,014	7,558,821	206,453	6,123,149	14,484,437

(All amounts expressed in thousands of Rmb unless otherwise stated)

5 Property, Plant and Equipment (Cont'd)

Interest expense of approximately Rmb1,014 million (2005 – approximately Rmb893 million) arising from borrowings entered into for the construction of power plants were capitalised during the year and are included in 'Additions' in property plant and equipment. Capitalisation rates ranging from 3.60% to 6.16% (2005 – 3.60% to 6.12%) per annum were used, representing the interest expense of the loans used to finance the projects.

Pursuant to Document No. 32 issued by NDRC in November 2004, the State government has tightened its control over the construction of power plants that have not received the relevant government approvals. The directors of the Company and its subsidiaries have assessed the approval requirements of Document No. 32 and are of the opinion that their power plants under construction that are affected by Document No. 32 will ultimately obtain approval from NDRC.

As at 31 December 2006 and 2005, no plant, property and equipment was pledged to secure the Company and its Subsidiaries' borrowings.

6. Investments in Subsidiaries

	Company	
	2006	2005
Beginning of year	**3,518,426**	3,169,615
Adjustment in consolidation scope (Note 5(a))	**248,900**	–
Additional investments	**992,470**	358,811
Withdraw investments	**–**	(10,000)
End of year	**4,759,796**	3,518,426

(All amounts expressed in thousands of Rmb unless otherwise stated)

6. Investments in Subsidiaries (Cont'd)

As at 31 December 2006, the Company directly holds equity interests in the following subsidiaries, all of which are unlisted and limited liability companies established and operated in the PRC:

Company name	Date of establishment	Registered capital	Attributable interest	Principal activities
Inner Mongolia Datang International Tuoketuo Power Generation Company Limited ("Tuoketuo Power Company")	17 November 1995	1,714,020	60%	Power generation
Tianjin Datang International Panshan Power Generation Company Limited ("Panshan Power Company")	6 August 1997	831,250	75%	Power generation
Hebei Datang International Huaze Hydropower Development Company Limited ("Huaze Hydropower Company")	29 July 1998	59,160	90.43%	Hydropower generation
Shanxi Datang International Shentou Power Generation Company Limited ("Shentou Power Company")	8 December 1998	748,520	60%	Power generation
Shanxi Datang International Yungang Thermal Power Company Limited ("Yungang Thermal Power Company")	14 July 2000	250,000	80%	Power generation
Yunnan Datang International Honghe Power Generation Company Limited ("Honghe Power Company")	27 April 2001	414,550	70%	Power generation
Gansu Datang International Liancheng Power Generation Company Limited ("Liancheng Power Company")	18 August 2001	98,000	55%	Power generation
Hebei Datang International Tangshan Thermal Power Company Limited ("Tangshan Thermal Power Company")	21 February 2002	380,264	80%	Power generation
Yunnan Datang International Nalan Hydropower Development Company Limited ("Nalan Hydropower Company")	30 October 2002	28,470	51%	Hydropower generation (under construction)

(All amounts expressed in thousands of Rmb unless otherwise stated)

6. Investments in Subsidiaries (Cont'd)

Company name	Date of establishment	Registered capital	Attributable interest	Principal activities
Yunnan Datang International Lixianjiang Hydropower Development Company Limited ("Lixianjiang Hydropower Company")	8 November 2002	260,000	70%	Hydropower generation (under construction)
Shanxi Datang International Yuncheng Power Generation Company Limited ("Yuncheng Power Company")	28 March 2003	99,625	80%	Power generation (under construction)
Pengshui Hydropower Company (Note 5 (a))	28 August 2003	125,000	40%	Hydropower generation (under construction)
Jiangsu Datang International Lusigang Power Generation Company Limited ("Lusigang Power Company")	18 September 2003	50,000	90%	Power generation (under construction)
Guangdong Datang International Chaozhou Power Generation Company Limited ("Chaozhou Power Company")	15 November 2003	30,000	75%	Power generation
Fujian Datang International Ningde Power Generation Company Limited ("Ningde Power Company")	2 December 2003	250,000	51%	Power generation
Datang International (Hong Kong) Limited ("Datang Hong Kong")	3 December 2004	23,511	100%	Power related consulting services
Chongqing Datang International Wulong Hydropower Development Company Limited ("Wulong Hydropower Company")	24 January 2005	50,000	51%	Hydropower generation (under construction)

(All amounts expressed in thousands of Rmb unless otherwise stated)

6. Investments in Subsidiaries (Cont'd)

Company name	Date of establishment	Registered capital	Attributable interest	Principal activities
Yunnan Datang International Wenshan Hydropower Development Company Limited ("Wenshan Hydropower Company")	8 April 2005	60,000	60%	Hydropower generation (under construction)
Hebei Datang International Wangtan Power Generation Company Limited	17 January 2006	450,000	70%	Power generation
Chongqing Datang International Shizhu Power Generation Company Limited	13 March 2006	10,000	70%	Power generation (pre-construction)
Duolun Hydropower Company	28 March 2006	28,520	51%	Hydropower generation, water supply
Sichuan Datang International Ganzi Hydropower Development Company Limited ("Ganzi Hydropower Company")	3 July 2006	50,000	80%	Hydropower generation (pre-construction)
Datang International Chemistry Technique Development Company Limited ("Chemistry Technique Development Company")	17 August 2006	50,000	100%	Coal related service
Beijing Datang Fuel Company Limited ("Fuel Company")	8 December 2006	80,000	100%	Coal sales, Investment management, technical service
Inner Mongolia Datang International Zhuozi Wind Power Company Limited ("Zhuozi Wind Power Company")	21 December 2006	20,000	100%	Wind Power generation (pre-construction)

(All amounts expressed in thousands of Rmb unless otherwise stated)

7. Investment in a Jointly Controlled Entity

As at 31 December 2006, the Company directly held equity interests in the following jointly controlled entity, which is unlisted and is a limited liability company established and operated in the PRC:

Company name	Date of establishment	Registered capital	Attributable interest	Principal activities
Hebei Yuzhou Energy Multiple Development Company Limited ("Yuzhou Energy")	29 September 2005	400,000	50%	Power generation (pre-construction) and investment in a railway company

The following amounts represent the Company's 50% share of the assets and liabilities of the joint venture. They are included in the consolidated balance sheet.

	31 December 2006	31 December 2005
Assets:		
Non-current assets	**547,620**	15,876
Current assets	**7,969**	34,169
	555,589	50,045
Liabilities:		
Non-current liabilities	**176,500**	–
Current liabilities	**132,496**	45
	308,996	45
Net assets	**246,593**	50,000
Proportionate interests in joint venture's commitments	**–**	6,864

As at 31 December 2006, the Company had provided guarantees for loans to the jointly controlled entity according to the Company's shareholding percentage therein, totalling approximately Rmb292 million (31 December 2006 – Rmb65 million).

(All amounts expressed in thousands of Rmb unless otherwise stated)

8. Investments in Associates

	Company and its Subsidiaries	
	2006	**2005**
Beginning of year	**793,316**	514,415
Additional investments	**260,987**	281,914
Share of results after tax	**9,458**	(1,273)
Share of fair value gains, net of tax	**114,291**	–
Dividends	**(2,017)**	(1,740)
Adjustment in consolidation scope (Note 5(a))	**(248,900)**	–
Other scope changes *	**(69,714)**	–
End of year	**857,421**	793,316

* At 31 December 2005, Tongmei Datang Multiple Utilisation Thermal Power Company Limited ("Tongmei Thermal Power Company") was an associate of Yungang Thermal Power Company, a subsidiary of the Company. During 2006, Tongmei Thermal Power Company received additional capital injection from its investors except for Yungang Thermal Power Company. Consequently, Yungang Thermal Power Company's share of equity interest decreased from 20% to 14% and ceased to have the ability to cast significant influence over Tongmei Thermal Power Company and the investment in Tongmei Thermal Power Company has since been treated as an available-for-sale investment thereafter.

	Company	
	2006	**2005**
Beginning of year	**696,692**	487,692
Additional investments	**260,900**	209,000
Adjustment in consolidation scope (Note 5(a))	**(248,900)**	–
End of year	**708,692**	696,692

The additions in 2006 mainly represented the Company's investments in various power plant projects and entities in other industries.

(All amounts expressed in thousands of Rmb unless otherwise stated)

8. Investments in Associates (Cont'd)

The gross amounts of results, assets and liabilities of the associates of the Company and its Subsidiaries are as follows:

	2006	2005
Assets	**12,012,663**	12,000,043
Liabilities	**(10,041,697)**	(9,228,416)
Operating revenue	**880,537**	424,346
Accumulated deficit attributable to equity holders of the associates	**(17,452)**	(50,998)

As at 31 December 2006, the Company holds equity interests in the following associates, all of which are unlisted and are limited liability companies established and operated in the PRC except Hongda Technology Company Limited is operated in Vietnam:

Company name	Date of establishment	Registered capital	Attributable interest	Principal activities
China Datang Group Finance Company Limited ("Datang Finance")	28 November 1984	500,000	20%	Provision of financial services
North China Electric Power Research Institute Company Limited ("NCEPR")	7 December 2000	100,000	30%	Power related technology services
Beijing Texin Datang Heat Company Limited ("Datang Texin")	27 April 2002	172,800	49%	Provision of heat transfer service
Ningxia Datang International Daba Power Generation Company Limited ("Daba Power Company")	31 October 2003	40,000	45%	Power generation (pre-construction)
Tongfang Investment Company Limited	16 June 2004	550,000	36.36%	Project investment and management
Tongmei Datang Tashan Coal Mine Company Limited ("Tashan Coal Mine")	15 July 2004	385,790	28%	Coal mining

(All amounts expressed in thousands of Rmb unless otherwise stated)

8. Investments in Associates (Cont'd)

Company name	Date of establishment	Registered capital	Attributable interest	Principal activities
Tangshan Huaxia Datang Power Fuel Company Limited	10 August 2004	20,000	30%	Fuel trading
Qian'an Datang Thermal Power Company Limited ("Qian'an Power Company")**	15 November 2005	20,000	36%	Power generation (pre-construction)
Fujian Ningde Nuclear Power Company Limited	23 March 2006	200,000	49%	Nuclear power generation (pre-construction)
Tongmei Datang Tashan Power Generation Company Limited	10 October 2006	160,000	40%	Power generation (under construction)
Hongda Technology Company Limited***	26 September 2002	347	35%	Technology service related power generation

** As at 31 December 2006, Qian'an Power Company was an associate of Tangshan Thermal Power Company.

*** As at 31 December 2006, Hongda Technology Company Limited was an associate of Datang Hong Kong.

(All amounts expressed in thousands of Rmb unless otherwise stated)

9. Available-for-sale Investments

	Company and its Subsidiaries		Company	
	2006	2005	**2006**	2005
Beginning of the year	**306,294**	336,700	**301,900**	336,700
Additional investments	**538,150**	52,524	**538,150**	48,130
Revaluation surplus	**860,026**	–	**860,026**	–
Other scope changes (Note 8*)	**69,714**	–	**-**	–
Reduction (f)	**-**	(82,930)	**-**	(82,930)
End of the year	**1,774,184**	306,294	**1,700,076**	301,900

Company and its Subsidiaries	At 31 December 2005	Addition	Revaluation surplus	Other scope changes (Note 8*)	At 31 December 2006
China Continent Property & Casualty Insurance Company Ltd. ("CCPC") (a)	103,000	-	-	–	103,000
Daqin Railway Company Limited ("Daqin Railway") (b)	150,000	346,150	860,026	-	1,356,176
Tanggang Railway Company Limited ("Tanggang Railway") (c)	48,000	192,000	-	–	240,000
Tongmei Thermal Power Company (d)	-	-	-	69,714	69,714
Communication Bank Tangshan Branch (e)	4,094	-	-	-	4,094
Zhongneng Electricity Fuel United Company Limited	900	-	-	-	900
Zhangjiakou Northern Power Company Limited (e)	300	–	-	-	300
Total	306,294	538,150	860,026	69,714	1,774,184

(All amounts expressed in thousands of Rmb unless otherwise stated)

9. Available-for-sale Investments (Cont'd)

(a) This is a 5.81% unlisted equity investment in CCPC (31 December 2005: 10%). CCPC is a financial institution providing property insurance services.

(b) This represents a 1.29% equity interest in Daqin Railway (31 December 2005: 0.98%). The principal activity of Daqin Railway is to provide railway transportation services. Daqin Railway issued its A share in Shanghai Stock Exchange on 1 August 2006, and as at 31 December 2006, its share price was Rmb8.1 per share.

(c) This represents a 14.97% unlisted equity investment in Tanggang Railway (31 December 2005: 13.97%). The principal activity of Tanggang Railway is to provide railway transportation services.

(d) This represents a 14% unlisted equity investment in Tongmei Thermal Power Company (Note 8). The principal activity of Tongmei Thermal Power Company is power generation.

(e) The investments in these two companies are available-for-sale investments held by Tangshan Thermal Power Company, a subsidiary of the Company.

(f) The reduction in 2005 mainly represented the disposal of a 16% unlisted equity investment in NCPG Finance Company Ltd.

(g) Except for the investment in Daqin Railway, all other investments do not have quoted market prices in an active market. Based on the limited forecast financial information regarding these investments available to the Company and its Subsidiaries, the directors are of the opinion that there are no appropriate methods to reliably measure their fair values. Accordingly, these investments are stated at cost and are subject to review for impairment loss.

There were no provisions for impairment on available-for-sale investments for the years ended 31 December 2006 and 2005.

10. Deferred Housing Benefits

Pursuant to the "Proposal on Further Reform of Housing Policy in Urban Areas" of the State and the implementation schemes for staff quarters issued by the relevant provincial and municipal governments, the Company implemented a scheme for selling staff quarters in 1999. Under the scheme, the Company provides housing benefits to its staff to buy staff quarters from the Company at preferential prices. The offer price is calculated based on their length of service and position pursuant to the prevailing local regulations. The deferred housing benefits represent the difference between the net book value of the staff quarters sold and the proceeds collected from the employees, and are amortised over the remaining average service life of the relevant employees.

(All amounts expressed in thousands of Rmb unless otherwise stated)

10. Deferred Housing Benefits (Cont'd)

In 2005 and 2006, the Company and some of its subsidiaries carried out another housing benefit scheme – "Monetary Housing Benefit Scheme" in accordance with the approval from Housing Reform Office of the local government. Under the Monetary Housing Benefit Scheme, the Company and its Subsidiaries will provide monetary housing subsidies to those employees whose houses do not meet the standard they should have enjoyed based on the duration of service and their posts and ranks. The subsidy payment amounted to approximately Rmb180,120,000 in 2006 (2005: Rmb95,700,000) and is amortised over the remaining service life of the relevant employees, effectively being the shorter of a 10-year period or the residual service period prior to their retirements.

	Company and its Subsidiaries	
	2006	2005
Cost		
Beginning of year	**438,537**	342,837
Addition	**180,120**	95,700
End of year	**618,657**	438,537
Accumulated amortisation		
Beginning of year	**(250,070)**	(193,452)
Charge for the year	**(68,355)**	(56,618)
End of year	**(318,425)**	(250,070)
Net book value		
End of year	**300,232**	188,467
Beginning of year	**188,467**	149,385

	Company	
	2006	2005
Cost		
Beginning of year	**438,537**	342,837
Addition	**16,093**	95,700
End of year	**454,630**	438,537
Accumulated amortisation		
Beginning of year	**(250,070)**	(193,452)
Charge for the year	**(50,780)**	(56,618)
End of year	**(300,850)**	(250,070)
Net book value		
End of year	**153,780**	188,467
Beginning of year	**188,467**	149,385

(All amounts expressed in thousands of Rmb unless otherwise stated)

11. Intangible Assets

	Company and its Subsidiaries				Company
	Goodwill	Resource use rights	Others	Total	Goodwill
At 1 January 2005					
Cost	33,561	–	–	33,561	33,561
Accumulated amortisation	–	–	–	–	–
Net book amount	33,561	–	–	33,561	33,561
Year ended 31 December 2005					
Beginning of year	33,561	–	–	33,561	33,561
Additions	–	20,000	9,900	29,900	–
Amortisation for the year	–	(333)	(824)	(1,157)	–
End of year	33,561	19,667	9,076	62,304	33,561
At 31 December 2005					
Cost	33,561	20,000	9,900	63,461	33,561
Accumulated amortisation	–	(333)	(824)	(1,157)	–
Net book amount	33,561	19,667	9,076	62,304	33,561
Year ended 31 December 2006					
Beginning of year	33,561	19,667	9,076	62,304	33,561
Additions	9,883	8,646	8,558	27,087	–
Amortisation for the year	–	(2,648)	(3,167)	(5,815)	–
End of year	43,444	25,665	14,467	83,576	33,561
At 31 December 2006					
Cost	43,444	28,646	18,458	90,548	33,561
Accumulated amortisation	–	(2,981)	(3,991)	(6,972)	–
Net book amount	43,444	25,665	14,467	83,576	33,561

Goodwill represents the excess of the cost of the Company's acquisition of Zhang Jia Kou Power Plant Unit 2 acquired in 2000 and Yuzhou Energy's acquisition of Shayu Railway Company, over the fair value of the acquired shares on the respective net identifiable assets. The directors believe that there is no impairment of the goodwill.

(All amounts expressed in thousands of Rmb unless otherwise stated)

12. Other Long Term Receivables

	Company
	2006
Entrusted loan receivable from a subsidiary	**375,562**

On 30 September 2006, the Company provided a loan amounting to USD 50 million to Shentou Power Company through Bank of China, bearing interest at 6-month LIBOR plus 1% with a duration of 89 months. There are no pledges or guarantees on the loan. As at 31 December 2006, the balance was approximately Rmb375,562,000, comprising of a principal balance of Rmb374,818,000 and an interest receivable balance of Rmb744,000.

13. Inventories

	Company and its Subsidiaries		Company	
	2006	2005	2006	2005
Fuel	**391,005**	394,605	**108,006**	174,694
Spare parts and consumable supplies	**415,960**	298,414	**169,647**	105,020
	806,965	693,019	**277,653**	279,714

As at 31 December 2006 and 2005, all inventories were carried at cost.

14. Other Current Assets

	Company
	2006
Entrusted loan receivable from subsidiaries	**1,001,589**

On 18 September 2006, the Company provided a one-year loan amounting to Rmb400 million to Tuoketuo Power Company and Rmb600 million to Ningde Power Company, both bearing interest at 5.2% per annum through Datang Finance. As at 31 December 2006, the balance was approximately Rmb1,001,589,000 comprising of a principal balance of Rmb1,000,000,000 and an interest receivable balance of Rmb1,589,000. There are no pledges or guarantees on these loans.

(All amounts expressed in thousands of Rmb unless otherwise stated)

15. Accounts Receivable

Accounts receivable of the Company and its Subsidiaries mainly represent the receivables from the respective regional or provincial grid companies for tariff revenue. These receivables are unsecured and non-interest bearing. The tariff revenue is settled on a monthly basis according to the payment provisions in the power purchase agreements. As at 31 December 2006 and 2005, all tariff revenues receivables from the respective grid companies were aged within three months, and no doubtful debt provisions were considered necessary.

16. Cash and Cash Equivalents

	Company and its Subsidiaries		Company	
	2006	2005	2006	2005
Bank deposits	**4,450,799**	1,028,403	**4,104,810**	781,774
Deposits with Datang Finance	**10**	350	**2**	323
Cash on hand	**475**	586	**175**	340
	4,451,284	1,029,339	**4,104,987**	782,437

The effective interest rates on the Rmb and foreign cash deposits were 0.72% to 1.44% per annum (2005 – 0.72% per annum) and 1.00% to 5.15% per annum (2005 – 0.0001% to 4.22% per annum), respectively. These deposits have an average maturity of 18 days (2005 – 10 days).

17. Share Capital

As at 31 December 2006, the authorised share capital of the Company was Rmb5,662,849,000, divided into 5,662,849,000 shares of Rmb1 each. The movement of issued and fully paid up share capital of the Company during the year ended 31 December 2006 was as follows:

	2005	Addition/ (deduction)	2006		
	Number of shares '000	Number of shares '000	**Number of shares '000**	**Share capital '000**	**Share interest %**
Domestic shares in form of legal person shares	3,732,180	(3,732,180)	**–**	**–**	**–**
A Shares	–	4,232,180	**4,232,180**	**4,232,180**	**74.74%**
H Shares	1,430,669	–	**1,430,669**	**1,430,669**	**25.26%**
	5,162,849	500,000	**5,662,849**	**5,662,849**	**100.00%**

(All amounts expressed in thousands of Rmb unless otherwise stated)

17. Share Capital (Cont'd)

H Shares were listed on The Stock Exchange of Hong Kong Limited and the London Stock Exchange Limited on 21 March 1997.

On 13 December 2006, the Company issued 500,000,000 domestic shares and received a cash proceeds of Rmb3,278,824,335. On 20 December 2006, all of the Company's domestic shares were listed on the Shanghai Stock Exchange as A Shares. At 31 December 2006, 4,020,180,000 A Shares had certain timing restriction on their sales.

A Shares and H Shares rank pari passu with each other and in particular will rank in full for all dividends or distributions declared and paid.

18. Reserves

(a) Capital reserve

Capital reserve mainly represents the difference between the nominal amount of the domestic shares issued and the fair value of the net assets injected into the Company during its formation and also proceeds from the issue of H Shares and A shares in excess of their par value, net of expenses related to the issuance of the shares in 1997 and 2006. This reserve is non-distributable.

(b) Statutory surplus reserve

In accordance with the relevant laws and regulations of the PRC and the Company and its Subsidiaries' articles of association, the Company and its Subsidiaries are required to appropriate 10% of its net profit, after offsetting any prior years' losses, to the statutory surplus reserve. When the balance of such a reserve reaches 50% of the Company's share capital, any further appropriation is optional.

The statutory surplus reserve can be used to offset prior years' losses, if any, and may be converted into share capital by issuing new shares to shareholders in proportion to their existing shareholding or by increasing the par value of the shares currently held by them, provided that the remaining balance of the reserve after such an issue is not less than 25% of share capital. The statutory surplus reserve is non-distributable.

(c) Statutory public welfare fund

In accordance with the Company and its Subsidiaries' articles of association, 5%-10% of its net profit is to be appropriated to a statutory public welfare fund. The statutory public welfare fund can only be utilised on capital items for the collective benefits of the Company and its Subsidiaries' employees such as construction of canteen and other staff welfare facilities. Titles of these capital items remain with the Company and its Subsidiaries. This fund is non-distributable other than in liquidation.

(All amounts expressed in thousands of Rmb unless otherwise stated)

18. Reserves (Cont'd)

(c) Statutory public welfare fund (Cont'd)

Pursuant to the revised Company Law of the PRC, effective from 1 January 2006, statutory public welfare fund was abolished and accordingly, the Company transferred the balance of statutory public welfare fund of approximately Rmb559,456,000 to statutory surplus reserve.

(d) Discretionary surplus reserve

In accordance with the Company and its Subsidiaries' articles of association, the appropriation of profit to the discretionary surplus reserve and its utilisation are made in accordance with the recommendation of the Board of Directors and is subject to shareholders' approval at their general meeting.

On 30 March 2007, the Board of Directors proposed an appropriation of profit of approximately Rmb1,020,774,000 to the discretionary surplus reserve for the year ended 31 December 2006. The proposed profit appropriation is subject to the shareholders' approval in their next general meeting.

On 27 March 2006, the Board of Directors proposed an appropriation of profit of approximately Rmb759,910,000 to the discretionary surplus reserve for the year ended 31 December 2005. The proposed profit appropriation was approved by the shareholders in their general meeting dated on 20 June 2006.

The discretionary surplus reserve can be used to offset prior years' losses, if any, and may be converted into share capital by issuing new shares to shareholders in proportion to their existing shareholding or by increasing the par value of the shares currently held by them. The discretionary surplus reserve is distributable.

(e) Restricted reserve

Pursuant to documents Cai Qi [2000] 295, Cai Qi [2000] 878 and Cai Kuai [2001] 5 issued by Ministry of Finance ("MOF"), deferred housing benefits that were approved by the government, before the effective date of Cai Qi [2005] 295, i.e. 6 September 2000, should be directly deducted from shareholders' equity starting from 2001. Accordingly, approximately Rmb258,881,000 which represented the deferred housing benefits balance in relation to staff quarters sold and approved by the government before September 2000 has been directly deducted from the statutory public welfare fund under PRC accounting standards and regulations ("PRC GAAP"). Consequent to the monetary housing benefit scheme implemented by the Company and its Subsidiaries in 2005 and 2006, payments which represented the monetary subsidies paid to the employees who started work before 31 December 1998, amounting to Rmb95,700,000 and Rmb180,120,000 in 2005 and 2006 respectively, have been directly deducted from retained earnings, statutory public welfare fund and the statutory surplus reserve under PRC GAAP.

(All amounts expressed in thousands of Rmb unless otherwise stated)

18. Reserves (Cont'd)

(e) Restricted reserve (Cont'd)

For financial statements prepared in accordance with IFRS, the deferred housing benefits are amortised over the estimated average service lives of the relevant employees (Note 10). To reflect the reduction of the retained earnings, the statutory public welfare fund and the statuary surplus reserve made under PRC GAAP, an amount equivalent to the corresponding deferred housing benefits balance was transferred from retained earnings, the statutory public welfare fund and statutory surplus reserve to a restricted reserve specifically set up for this purpose under IFRS. Upon amortisation of the deferred housing benefits, an amount equivalent to the amortisation for the period is transferred from the restricted reserve to retained earnings. For the year ended 31 December 2006, approximately Rmb37,435,000 had been transferred from statutory surplus reserve to restricted reserve and approximately Rmb26,409,000 had been transferred from retained earnings to restricted reserve (2005 – approximately Rmb51,631,000 had been transferred from restricted reserve to retained earnings).

(f) Other reserve

Other reserve comprised of the value of the equity conversion component of the convertible bonds issued on 9 September 2003 (Note 21) and the variance in the fair value revaluation of the available-for-sale investment in Daqin Railway (Note 9), net of deferred income tax.

The value of the equity component was determined on the issue of the bonds and does not change in subsequent periods. The fair value of investment in Daqin Railway is determined based on the quoted market price of its A Share on the last trading date of 2006.

(g) Basis for profit appropriations

In accordance with document Cai Kuai Zi [1995] 31 issued by MOF, appropriations to statutory reserves are to be determined based on the financial statements prepared in accordance with the PRC GAAP.

In addition, in accordance with the Company's articles of association, the Company declares dividends based on the lower of retained earnings as reported in accordance with PRC GAAP and those reported in accordance with IFRS after deducting current year's appropriations to other reserves. As at 31 December 2006, the amount of retained earnings as determined under IFRS was more than that determined under PRC GAAP by approximately Rmb185 million (As at 31 December 2005, the amount of retained earnings as determined under IFRS was less than that determined under PRC GAAP by approximately Rmb10 million).

The profit attributable to shareholders for the year ended 31 December 2006 includes a profit of approximately Rmb2,456,206,000 (2005 – Rmb2,357,547,000) that has been dealt with in the accounts of the Company.

(All amounts expressed in thousands of Rmb unless otherwise stated)

19. Long-term Loans

Long-term loans include the long-term bank loans and other long-term loans as follows:

	Company and its Subsidiaries		Company	
	2006	2005	**2006**	2005
Long-term bank loans (a)	**41,490,805**	30,012,563	**8,000,000**	5,645,000
Other long-term loans (b)	**1,725,580**	1,691,538	**–**	–
	43,216,385	31,704,101	**8,000,000**	5,645,000
Less: Amounts due within one year included under current liabilities	**(2,942,804)**	(2,488,884)	**–**	(614,000)
	40,273,581	29,215,217	**8,000,000**	5,031,000

(a) Long-term bank loans

As at 31 December 2006, approximately Rmb1,324 million (31 December 2005 – Rmb2,159 million) and Rmb40,167 million (31 December 2005 – Rmb27,854 million) of the long-term bank loans were denominated in USD and Rmb, respectively. Except for approximately Rmb17,492 million (31 December 2005 – Rmb13,044 million) long-term bank loans pledged by right of collection of tariff, all long-term bank loans were unsecured and bore interest at rates ranging from 3.60% to 6.39% (2005 – 3.60% to 6.12%) per annum. Approximately Rmb2,830 million (31 December 2005 – Rmb3,792 million) of the loans of the subsidiaries were guaranteed by the minority shareholders according to their shareholding percentage in the subsidiaries.

The long-term bank loans were drawn to finance the construction of electricity utility plants. The maturity of these loans was as follows:

	Company and its Subsidiaries		Company	
	2006	2005	**2006**	2005
Amounts repayable				
Within one year	**2,842,149**	2,384,860	**–**	614,000
Between one and two years	**3,406,069**	3,394,798	**645,000**	659,000
Between two and five years	**13,291,658**	9,715,003	**1,690,000**	1,817,000
Over five years	**21,950,929**	14,517,902	**5,665,000**	2,555,000
	41,490,805	30,012,563	**8,000,000**	5,645,000

(All amounts expressed in thousands of Rmb unless otherwise stated)

19. Long-term Loans (Cont'd)

(b) Other long-term loans

As at 31 December 2006, approximately Rmb1,536 million (31 December 2005 – Rmb1,692 million) of other long-term loans were borrowed by MOF from International Bank for Reconstruction and Development ("World Bank") and on-lent to the Company's subsidiary, Tuoketuo Power Company, for the construction of electricity utility plant, and Rmb190 million (31 December 2005 – Nil) of other long-term loans were borrowed from Datang Finance and on-lent to the Company's subsidiary, Lusigang Power Company, for the construction of electricity utility plants. The maturity of these loans was as follows:

	Company and its Subsidiaries	
	2006	2005
Amounts repayable		
Within one year	**100,655**	104,024
Between one and two years	**303,913**	110,236
Between two and five years	**366,355**	371,731
Over five years	**954,657**	1,105,547
	1,725,580	1,691,538

As at 31 December 2006, approximately Rmb1,536 million (31 December 2005 – Rmb1,692 million) of other long-term loans were denominated in USD and the rest of the other long-term loans were all denominated in Rmb. The other long-term loans bore interest at the rate of LIBOR Base Rate plus LIBOR Total Spread as defined in the loan agreement between MOF and World Bank, which approximated 3.99% to 5.75% per annum during the year ended 31 December 2006 (2005-2.03% to 3.99% per annum). In accordance with a guarantee agreement between North China Grid Company ("NCG") and MOF, NCG agreed to guarantee 60% of the loan balances borrowed from World Bank (Note 30(ii)(i)). As at 31 December 2006, approximately Rmb922 million (31 December 2005-Rmb1,015 million) of the loans were guaranteed by NCG, while the Company provided a counter-guarantee to NCG in respect of this same amount. According to the agreement entered into between NCG and China Datang, China Datang will guarantee the loans in place of NCG. However, the legal procedures to complete the transfer of guarantee are still in process as at 31 December 2006.

(All amounts expressed in thousands of Rmb unless otherwise stated)

20. Short-term Loans

Short-term loans, as summarised below, were drawn by the Company and its Subsidiaries for the construction of electricity utility plants:

	Company and its Subsidiaries		Company	
	2006	2005	**2006**	2005
Short-term bank loans	**8,489,296**	5,530,280	**2,100,000**	2,000,000
Short-term loan from Datang Finance	**761,200**	187,000	**-**	-
Short-term loan from Tianjin Jinneng Investment Company ("Tianjin Jinneng")	**50,000**	-	**-**	-
	9,300,496	5,717,280	**2,100,000**	2,000,000

As at 31 December 2006, all short-term loans were denominated in Rmb, unsecured and bore interest at rates ranging from 4.70% to 5.67% (2005 – 4.52% to 5.84%) per annum. Approximately Rmb178 million (2005 – Rmb56 million) of short-term loans were guaranteed by the minority shareholders according to their shareholding percentage in the subsidiaries.

21. Convertible bonds

On 9 September 2003, the Company issued USD153,800,000, 0.75% convertible bond at a nominal value of USD153,800,000. The bonds will mature in 5 years from the issue date at their nominal value of USD153,800,000 unless converted into the Company's ordinary shares at the holder's option at the announced conversion price, which initially was HKD5.558 per share. On 20 May 2005, the Company adjusted the conversion price to HKD5.4 per share. The conversion price is subject to adjustment in certain circumstances with a fixed rate of exchange applicable on conversion of the convertible bonds of HKD7.799 per USD1.

The fair value of the liability component and the equity conversion component were determined on the issue of the bonds. The fair value of the liability component was calculated using a market interest rate for equivalent non-convertible bonds. The residual amount, representing the value of the equity conversion component, is included in equity in other reserve, net of deferred income tax.

In subsequent periods, the liability component continues to be presented on the amortised cost basis, until extinguished on conversion or maturity of the bonds. The equity component is determined on the issue of the bond and is not changed in subsequent periods.

(All amounts expressed in thousands of Rmb unless otherwise stated)

21. Convertible Bonds (Cont'd)

The convertible bonds recognised in the balance sheet as at 31 December 2006 were as follows:

	Company and its Subsidiaries	
	2006	2005
Liability component at beginning of the year	**1,098,758**	1,078,027
Interest expense	**57,649**	57,671
Interest payments	**(9,233)**	(9,443)
Exchange rate adjustment	**(35,364)**	(27,497)
Liability component at end of the year	**1,111,810**	1,098,758

The carrying amount of the liability component as at 31 December 2006 of the convertible bonds approximated its fair value.

Interest expense on the bonds is calculated on the effective yield basis of 5.51% (2005 – 5.51%) per annum by applying the effective interest rate for an equivalent non-convertible bonds to the liability component of the convertible bond after considering the effect of issuance cost.

22. Deferred Income

The Company and its Subsidiaries received government grants from local environmental protection authorities for undertaking approved environmental protection projects. Amortisation of deferred income for the year amounted to Rmb497,144 (2005: Nil).

(All amounts expressed in thousands of Rmb unless otherwise stated)

23. Accounts payable and accrued liabilities

Accounts payable and accrued liabilities comprised:

	Company and its Subsidiaries		Company	
	2006	2005	2006	2005
Construction costs and deposits payable to contractors	**5,393,189**	3,231,715	**1,109,027**	1,083,040
Fuel and material costs payable	**1,500,801**	927,648	**578,692**	511,109
Salary and welfare payable	**147,078**	93,669	**88,846**	79,950
Interest rate swap liability	**12,766**	69,079	**–**	–
Interest payable	**137,480**	62,780	**27,957**	12,653
Assets acquisition payable	**50,546**	–	**–**	–
Others	**406,589**	173,665	**243,089**	98,392
	7,648,449	4,558,556	**2,047,611**	1,785,144

As at 31 December 2006, other than certain deposits for construction which were aged between two and three years, substantially all accounts payable were aged within one year.

As at 31 December 2006, the notional principal amount of the outstanding interest rate swap contract of Tuoketuo Power Company was USD200,615,486 (31 December 2005 – USD219,675,000), and the fixed rate and floating rate were 5.15% (31 December 2005 – 5.15%) and 5.61% (31 December 2005 – 3.82%) (LIBOR offered by British Bankers' Association on 13 July 2006), respectively.

24. Other Current Liabilities

	Company and its Subsidiaries	Company
	2006	2006
Short-term bonds	1,000,000	1,000,000

Other current liabilities represented short-term bonds issued by the Company on 15 September 2006 at par value with an interest at 3.59% per annum and a maturity date within one year. There are no pledges or guarantees on the bonds.

(All amounts expressed in thousands of Rmb unless otherwise stated)

25. Employee Benefits

Retirement benefits

The Company and its Subsidiaries are required to make specific contributions to the state-sponsored retirement plan at a rate of 18%-20% (2005 – 20%) of the specified salaries of the PRC employees. The PRC government is responsible for the pension liability to the retired employees. The employees of the Company and its Subsidiaries are entitled to a monthly pension upon their retirements.

In addition, the Company and its Subsidiaries have implemented a supplementary defined contribution retirement scheme. Under this scheme, the employees of the Company and its Subsidiaries have to make a specified contribution based on the number of working years of the employees. The Company and its Subsidiaries are required to make a contribution equal to 2 times of the staff's contributions. Moreover, the Company and its Subsidiaries may, at their discretion, provide additional contributions to the retirement fund depending on the operating results of the year. The employees will receive the total contributions, and any returns thereon, upon retirement.

The total retirement cost incurred by the Company and its Subsidiaries during the year ended 31 December 2006 pursuant to these arrangements amounted to approximately Rmb109,371,000 (2005 – Rmb130,315,000).

Housing benefits

Apart from the housing benefits and monetary subsidies (Note 10), in accordance with the PRC housing reform regulations, the Company and its Subsidiaries are required to make contributions to the state-sponsored housing fund at rate ranging from 10% to 20% (2005 – 10% to 20%) of the specified salary amounts of the PRC employees. At the same time, the employees are required to make a contribution equal to the Company and its Subsidiaries' contributions out of their salaries. The employees are entitled to claim the entire sum of the fund under certain specified withdrawal circumstances. The Company and its Subsidiaries have no further obligations for housing benefits beyond the above contributions made. For the year ended 31 December 2006, the Company and its Subsidiaries provided approximately Rmb87,610,000 (2005 – Rmb74,696,000) to the fund.

(All amounts expressed in thousands of Rmb unless otherwise stated)

26. Operating Revenue

	Company and its Subsidiaries 2006	2005
Electricity	**24,685,461**	17,892,565
Heat	**122,491**	101,824
Others	**27,266**	-
	24,835,218	17,994,389

Pursuant to the Power Purchase Agreements entered into between the Company and its Subsidiaries and State Grid Corporation of China ("SGCC") and the regional or provincial grid companies, the Company and its Subsidiaries are required to sell their entire net generation of electricity to these grid companies at an approved tariff rate. For the years ended 31 December 2006 and 2005, all of the electricity generated by the Company and its Subsidiaries was sold to SGCC and regional or provincial grid companies.

27. Operating Profit

Operating profit was determined after charging (crediting) the following:

	2006	2005
Loss on disposals of property, plant and equipment	**1,269**	39,177
Personnel expenses		
– Wages	**796,662**	716,376
– Retirement benefits	**105,808**	126,456
– Staff housing benefits	**151,606**	128,271
– Other staff costs	**182,404**	221,582
Depreciation	**4,126,842**	2,782,471
– Capitalised as construction-in-progress	**17,571**	13,534
– Included as operating expenses	**4,107,630**	2,767,528
– Included as other operating expenses	**1,641**	1,409
Auditors' remuneration	**13,044**	6,000
Cost of inventories		
– Fuel	**10,663,815**	7,531,789
– Spare parts and consumable supplies	**164,827**	120,569
Operating lease		
– Buildings	**13,516**	17,597
Dividend income	**(28,091)**	(45,298)
Donation	**73,702**	66,000
Gain on disposal of available-for-sale investment	**-**	(36,285)

(All amounts expressed in thousands of Rmb unless otherwise stated)

28. Finance Costs

	2006	2005
Interest expense on:		
Short-term bank loans	**364,060**	398,236
Short-term loans from Datang Finance	**44,793**	34,773
Long-term bank loans		
– wholly repayable within five years	**173,200**	167,353
– repayable beyond five years	**1,784,640**	900,891
Other long-term loans		
– wholly repayable within five years	**5,122**	–
– repayable beyond five years	**84,512**	125,529
Convertible bonds	**57,649**	57,671
	2,513,976	1,684,453
Less: amount capitalised in property, plant and equipment	**(1,014,377)**	(893,358)
	1,499,599	791,095
Exchange gain, net	**(144,489)**	(97,285)
Fair value gain on an interest rate swap *	**(23,647)**	(18,316)
Other	**27,250**	–
	1,358,713	675,494

* To hedge against its interest rate risk on long-term loans, Tuoketuo Power Company has entered into an interest rate swap, which is carried at fair value. However, since the swap does not qualify as an effective hedge under IAS 39, the change in its fair value is included in the income statement.

(All amounts expressed in thousands of Rmb unless otherwise stated)

29. Taxation

	2006	2005
Current income tax	**1,119,547**	859,880
Deferred income tax	**(38,291)**	(46,586)
Tax charge	**1,081,256**	813,294

The statutory income tax is assessed on an individual entity basis, based on the results of operations of each of the Company and its Subsidiaries. The commencement dates of the tax holiday period of each power plant are individually determined. The income tax charges are based on assessable profit for the year and after considering deferred taxation. Except for Tuoketuo Power Company, Liancheng Power Company, Honghe Power Company, Lixianjiang Hydropower Company, Nalan Hydropower Company and Datang Hong Kong, the applicable PRC enterprise income tax rate for the Company and its Subsidiaries is 33%.

Pursuant to document Guo Ban Fa [2001] 73 issued by State Council of PRC and document Cai Shui [2001] 202 issued by the State Administration of Taxation of PRC, Tuoketuo Power Company, Liancheng Power Company, Honghe Power Company, Lixianjiang Hydropower Company and Nalan Hydropower Company, being enterprises set up in the western area of the PRC and engaged in a business encouraged by the government, have been granted a tax concession to pay PRC income tax at a preferential rate of 15% from 2001 to 2010.

As newly set up domestic invested enterprises engaged in power generation in the western area of the PRC, Tuoketuo Power Company, Liancheng Power Company and Nalan Hydropower Company are exempted from PRC enterprise income tax during the first and second years of operation and have been granted a tax concession to pay PRC enterprise income tax at 50% of the preferential rate from the third to fifth year of operation.

Tuoketuo Power Company started commercial operation in 2003. The applicable PRC enterprise income tax rates approved by the local tax authority in 2005 and 2006 are 0% and 7.5% respectively.

Liancheng Power Company started commercial operation in 2005. The applicable PRC enterprise income tax rate approved by the local tax authority in 2005 and 2006 are 0%.

Nalan Power Company started commercial operation in 2006. The applicable PRC enterprise income tax rate approved by the local tax authority in 2006 is 0%.

Honghe Power Company started commercial operation in 2006. The applicable PRC enterprise income tax rate approved by the local tax authority in 2006 is 15%.

Lixianjiang Power Company started commercial operation in 2006. The applicable PRC enterprise income tax rate approved by the local tax authority in 2006 is 15%.

Datang Hong Kong's enterprise income tax rate is 17.5%.

(All amounts expressed in thousands of Rmb unless otherwise stated)

29. Taxation (Cont'd)

(a) The taxation of the Company and its Subsidiaries differs from the theoretical amount that would arise by the statutory tax rate in the PRC. The reconciliation is shown as follows:

	2006	2005
Profit before taxation	**4,663,609**	3,862,924
Tax computed at the statutory tax rate of 33%	**1,538,991**	1,274,765
(Deduct)/Add: Tax effect of additionally deductible items and non deductible items, net	**(13,536)**	11,832
Less: Preferential tax rate impact on the income of subsidiaries	**(444,199)**	(473,303)
Tax charge	**1,081,256**	813,294

(b) The movement of deferred income tax assets during the year is as follows:

	Company and its Subsidiaries 2006					2005
	Preliminary expenses	Depreciation	Fair value of an interest rate swap	Deductible operating loss	Total	Total
Beginning of year	58,436	35,135	21,777	3,955	119,303	75,547
Charged/(Credited) to income statement	(23,988)	-	(2,412)	50,066	23,666	43,756
End of year	34,448	35,135	19,365	54,021	142,969	119,303

	Company 2006	2005
Preliminary expenses		
Beginning of year	**19,604**	4,859
(Credited)/Charged to income statement	**(19,604)**	14,745
End of year	**-**	19,604

(All amounts expressed in thousands of Rmb unless otherwise stated)

29. Taxation (Cont'd)

(c) The movement in deferred income tax liabilities during the year is as follows:

Company and its Subsidiaries

	2006					2005
	Deferred housing benefits	Capitalised borrowing costs	Convertible bond	Fair value gain in equity	Total	Total
Beginning of year	4,104	100,432	47,962	–	152,498	155,328
Charged/(Credited) to income statement	(607)	3,670	(17,688)	–	(14,625)	(2,830)
Charged to equity	–	–	–	283,809	283,809	
End of year	3,497	104,102	30,274	283,809	421,682	152,398

Company

	2006					2005
	Deferred housing benefits	Capitalised borrowing costs	Convertible bond	Fair value gain in equity	Total	Total
Beginning of year	4,104	66,247	47,962	–	118,313	118,177
Charged/(Credited) to income statement	(129)	6,800	(17,688)	–	(11,017)	136
Charged to equity	–	–	–	283,809	283,809	
End of year	3,975	73,047	30,274	283,809	391,105	118,313

(All amounts expressed in thousands of Rmb unless otherwise stated)

29. Taxation (Cont'd)

The amount of deferred income tax assets and deferred income tax liabilities shown in the consolidated balance sheets include the following:

	Company and its Subsidiaries	
	2006	2005
Deferred income tax assets:		
– Deferred income tax assets to be recovered after more than 12 months	85,550	66,537
– Deferred income tax assets to be recovered within 12 months	57,419	52,766
	142,969	119,303
Deferred income tax liabilities:		
– Deferred income tax liabilities to be settled after more than 12 months	400,654	126,824
– Deferred income tax liabilities to be settled within 12 months	21,028	25,674
	421,682	152,498

The amount of deferred income tax assets and deferred income tax liabilities shown in the company balance sheets include the following:

	Company	
	2006	2005
Deferred income tax assets:		
– Deferred income tax assets to be recovered after more than 12 months	–	–
– Deferred income tax assets to be recovered within 12 months	–	19,604
	–	19,604
Deferred income tax liabilities:		
– Deferred income tax liabilities to be settled after more than 12 months	370,965	22,547
– Deferred income tax liabilities to be settled within 12 months	20,140	95,766
	391,105	118,313

(All amounts expressed in thousands of Rmb unless otherwise stated)

30. Related Party Transactions

(i) The related parties of the Company and its Subsidiaries are as follows:

Names of related parties	Nature of relationship
Related parties in which the Company has no equity interest	
China Datang	Substantial Shareholder
Tianjin Jinneng	Shareholder
Beijing Energy Investment Company	Shareholder
Hebei Construction Investment Company	Shareholder
Other State-owned Enterprises	Related parties of the Company
Related parties in which the Company has equity interest	
NCEPR	Associate
Datang Texin	Associate
Daba Power Company	Associate
Tashan Coal Mine	Associate
Datang Finance	Associate

(ii) The following is a summary of the major related party transactions undertaken by the Company and its Subsidiaries during the year:

	Note	2006	2005
Ash disposal fee to China Datang	(a)	**57,892**	57,892
Rental fee to China Datang	(b)	**7,228**	7,228
Technical supervision, assistance and testing service fee to NCEPR	(c)	**53,626**	49,174
Heat revenue from Datang Texin	(d)	**43,767**	34,833
Fuel management fee to China Datang	(e)	**5,151**	5,229
Sales of a project to China Datang	(f)	**–**	210,615
Acquisition of Tangshan Power Plant from China Datang	(g)	**–**	157,000
Interest expense to Datang Finance	(h)	**49,915**	263
Interest expense to Tianjin Jinneng	(i)	**99**	–

(All amounts expressed in thousands of Rmb unless otherwise stated)

30. Related Party Transactions (Cont'd)

(ii) The following is a summary of the major related party transactions undertaken by the Company and its Subsidiaries during the year: (Cont'd)

(a) The ash disposal fee was determined based on ash disposal operating costs, taxes, depreciation of ash yards and a profit margin at 5% to 10% of the total costs incurred by China Datang.

(b) The Company has leased buildings of 141,671 (2005 – 141,671) square metres from China Datang for an annual rental rate of approximately Rmb7 million in 2006 (2005 – Rmb7 million).

(c) NCEPR provides technical supervision, assistance and testing services to the Company and its Subsidiaries in relation to the power generation equipment and facilities. Pursuant to the Technical Supervision Services Contract, such services are charged at a pre-determined rate based on the installed capacity of the Company and its Subsidiaries.

(d) Part of the Company's sales of heat for the year was made to Datang Texin. As at 31 December 2006, the balance due from Datang Texin amounted to Rmb44,456,000 (2005 – Rmb10,117,000), and was unsecured, non-interest bearing and included in accounts receivable.

(e) During 2006 and 2005, China Datang provided fuel management and developing services to the Company. These services were charged at Rmb0.30 (2005 – Rmb0.30) per ton of coal purchased. As at 31 December 2006, there was no balance due to China Datang (2005 – Nil).

(f) Based on the agreement signed with China Datang on 24 August 2005, the Company transferred an office project to China Datang. The transfer price was approximately Rmb210,615,000, which represented the costs incurred by the Company in this project.

(g) In 2004, Tangshan Thermal Power Company, a subsidiary of the Company and China Datang entered into an agreement under which Tangshan Thermal Power Company agreed to acquire the net assets of Tangshan Power Plant from China Datang. After obtaining all necessary government approvals on the transaction and the payment of the consideration of Rmb157 million, the above acquisition became effective on 20 June 2005.

(h) As discussed in Note 19(b) & 20, as at 31 December 2006, the Company and its Subsidiaries had a loan payable to Datang Finance totalling approximately Rmb951 million (31 December 2005-Rmb187 million).

(i) As discussed in Note 20, as at 31 December 2006, Tianjin Jinneng provided a loan of Rmb50,000,000 to Shentou Power Company, the Company's subsidiary, through Shenzhen Development Bank Tianjin Beichen Branch (2005: Nil).

(All amounts expressed in thousands of Rmb unless otherwise stated)

30. Related Party Transactions (Cont'd)

(ii) The following is a summary of the major related party transactions undertaken by the Company and its Subsidiaries during the year: (Cont'd)

(j) As discussed in Note 19 (b) above, NCG had provided guarantees to the Company and its Subsidiaries' loans totalling approximately Rmb 922 million as at 31 December 2006 (31 December 2005 – Rmb1,460 million). Pursuant to the Entities Transfer Agreement, China Datang will assume all of NCG's obligations in relation to the guarantees provided for by the Company and its Subsidiaries. The legal procedures of this arrangement were still in process as at 31 December 2006.

(k) As at 31 December 2006, the Company had provided guarantees for loans to its associates, Datang Texin, Daba Power Company, Tashan Coal Mine and Tashan Power Generation according to the Company's shareholding percentage in its associates totalling approximately Rmb1,085 million (31 December 2005 – Rmb905 million).

(l) The PRC government controls a significant portion of the assets and a substantial number of entities in the PRC. The PRC government is the Company's ultimate controlling party. Apart from the transactions disclosed above, the Company and its Subsidiaries also conduct a majority of its business with state-controlled entities.

Many state-controlled entities have a multi-layered and complicated corporate structure and the ownership structures change over time as a result of transfers and privatization programs. Nevertheless, management believes that the Company and its Subsidiaries have provided meaningful disclosure of related party transactions, with inclusion of the following disclosures of material transactions and balances with other state-controlled entities.

(All amounts expressed in thousands of Rmb unless otherwise stated)

30. Related Party Transactions (Cont'd)

(ii) The following is a summary of the major related party transactions undertaken by the Company and its Subsidiaries during the year: (Cont'd)

	2006	2005
Transactions with other state-controlled entities		
Sales of electricity	**24,685,461**	17,892,564
Sales of heat	**122,491**	101,825
Interest income from state-owned banks/non-bank financial institution	**24,674**	40,051
Interest expense on loans borrowed from state-owned banks/ non-bank financial institution	**2,321,801**	1,626,519
Purchases of property, plant and equipment (including construction-in-progress)	**23,452,082**	14,004,560
Purchases of fuel	**8,906,505**	5,962,917
Purchases of spare parts and consumable supplies	**209,587**	497,662
Drawdown of short-term loans from state-owned banks/ non-bank financial institution	**16,909,037**	13,969,896
Repayments of short-term loans from state-owned banks/ non-bank financial institution	**13,592,821**	14,419,176
Drawdown of long-term loans borrowed from state-owned banks/non-bank financial institution	**17,174,776**	16,813,938
Repayments of long-term loans borrowed from state-owned banks/non-bank financial institution	**7,828,064**	4,162,392
Other charges		
– Repairs and maintenance services	**285,731**	93,100
– Transportation expenses	**46,274**	900,837

(All amounts expressed in thousands of Rmb unless otherwise stated)

30. Related Party Transactions (Cont'd)

(ii) The following is a summary of the major related party transactions undertaken by the Company and its Subsidiaries during the year: (Cont'd)

Assets and liabilities with other state-controlled entities

	2006		2005	
	Company and its Subsidiaries	**Company**	Company and its Subsidiaries	Company
Short-term bank deposits and cash at bank in state-owned banks/ non-bank financial institution	**4,450,799**	**4,104,810**	1,028,403	781,774
Prepayments for purchase of property, plant and equipment	**1,239,915**	**1,031,587**	53,103	47,690
Accounts payable for purchase of fuel	**635,286**	**296,849**	670,281	383,507
Accounts payable for purchase of spare parts and consumable supplies	**94,968**	**19,897**	190,997	81,350
Accounts payable for purchase of property, plant and equipment	**510,033**	**68,823**	581,653	417,667
Balance of short-term loans borrowed from state-owned banks/non-bank financial institution	**9,250,496**	**2,100,000**	5,530,280	2,000,000
Balance of long-term loans borrowed from state-owned banks/non-bank financial institution (including current portion)	**41,680,305**	**8,000,000**	30,012,563	5,645,000

	2006	2005
Guaranteed loans		
Loans guaranteed by		
- NCG	**921,648**	1,459,923
- Other state-controlled entities	**3,008,081**	3,848,190

(All amounts expressed in thousands of Rmb unless otherwise stated)

30. Related Party Transactions (Cont'd)

(iii) Key Management Compensation

	2006	2005
Basic salaries and allowances	**693**	869
Bonus	**1,834**	1,678
Retirement benefits	**215**	259
Other benefits	**1,232**	875

(All amounts expressed in thousands of Rmb unless otherwise stated)

31. Directors', Senior Managements' and Supervisors' Emoluments

(a) Details of directors' and supervisors' emoluments

The remuneration of every Director and Supervisor for the year ended 31 December 2006 is set out below:

Directors and Supervisors	Fees	Basic Salaries and Allowances	Bonus	Retirement benefits	Others	Total
Directors:						
Zhai Ruoyu	–	–	–	–	–	–
Zhang Yi	–	173	384	46	348	951
Yang Hongming	–	158	367	43	313	881
Hu Shengmu	–	–	–	–	–	–
Fang Qinghai	–	–	–	–	–	–
Liu Hiaxia	–	–	–	–	–	–
Guan Tiangang	–	–	–	–	–	–
Su Tiegang	–	–	–	–	–	–
Ye Yonghui	–	–	–	–	–	–
Tong Yunshang	–	–	–	–	–	–
Xie Songlin	–	–	–	–	–	–
Xu Daping	–	–	–	–	–	–
Yu Changchun	–	–	–	–	–	–
Liu Chaoan	–	–	–	–	–	–
Xia Qing	–	–	–	–	–	–
Sub-total	–	331	751	89	661	1,832
Supervisors:						
Zhang Jie	–	158	367	43	208	776
Zhang Wantuo	–	–	–	–	–	–
Fu Guoqiang	–	–	–	–	–	–
Shi Xiaofan	–	155	342	42	263	802
Sub-total	–	313	709	85	471	1,578
Total	–	644	1,460	174	1,132	3,410

(All amounts expressed in thousands of Rmb unless otherwise stated)

31. Directors', Senior Managements' and Supervisors' Emoluments (Cont'd)

(a) Details of directors' and supervisors' emoluments (Cont'd)

The remuneration of every Director and Supervisor for the year ended 31 December 2005 is set out below:

Directors and Supervisors	Fees	Basic Salaries and Allowances	Bonus	Retirement benefits	Others	Total
Directors:						
Zhai Ruoyu	–	–	–	–	–	–
Zhang Yi	–	190	345	54	207	796
Yang Hongming	–	174	329	52	190	745
Hu Shengmu	–	–	–	–	–	–
Fang Qinghai	–	–	–	–	–	–
Liu Hiaxia	–	–	–	–	–	–
Guan Tiangang	–	–	–	–	–	–
Su Tiegang	–	–	–	–	–	–
Ye Yonghui	–	–	–	–	–	–
Tong Yunshang	–	–	–	–	–	–
Xie Songlin	–	–	–	–	–	–
Xu Daping	–	–	–	–	–	–
Yu Changchun	–	–	–	–	–	–
Liu Chaoan	–	–	–	–	–	–
Xia Qing	–	–	–	–	–	–
Sub-total	–	364	674	106	397	1,541
Supervisors:						
Zhang Jie	–	174	329	52	173	728
Zhang Wantuo	–	–	–	–	–	–
Fu Guoqiang	–	–	–	–	–	–
Shi Xiaofan	–	154	295	51	151	651
Sub-total	–	328	624	103	324	1,379
Total	–	692	1,298	209	721	2,920

There is no special bonus for directors and supervisors for the year ended 31 December 2006 (2005 – Nil).

No director or supervisor had waived or agreed to waive any emoluments for the year ended 31 December 2006 (2005 – Nil).

(All amounts expressed in thousands of Rmb unless otherwise stated)

31. Directors', Senior Managements' and Supervisors' Emoluments (Cont'd)

(b) Details of emoluments paid to the five highest paid individuals including directors and senior management

The five individuals whose emoluments were the highest for the year include two (2005: two) directors. The emoluments of the five individuals whose emoluments were the highest are as followings:

	2006	2005
Basic salaries and allowances	**802**	886
Bonus	**1,827**	1,662
Retirement benefits	**216**	261
Other benefits	**1,370**	1,110

For the years ended 31 December 2006 and 2005, no emoluments were paid to directors, supervisors or the five highest paid individuals as an inducement to join or upon joining the Company or as compensation for loss of office.

For the years ended 31 December 2006 and 2005, the annual emoluments paid to each of the directors, supervisors and the five highest paid individuals did not exceed HKD1,000,000.

32. Dividends

On 30 March 2007, the Board of Directors proposed dividends amounted totalling approximately Rmb1,348,714,000. Based on the total 5,753,555,774 shares as at 30 March 2007 (as at 31 December 2006, the authorised share capital of the Company was divided into 5,662,849,000 shares, and during the period from 1 January 2007 to the date of 30 March 2007, some holders of the convertible bonds exercised their conversion rights and increased the number of H shares of the Company by 90,706,774 shares), the proposed dividend per share approximates Rmb0.234. In addition, the Board of Directors proposed a share capital expansion by issuing 10 bonus shares for every 10 shares held, based on the total number of registered shares at 30 March 2007 of 5,753,555,774 shares, and to transfer Rmb5,753,555,774 from capital surplus into share capital. This proposed dividend is subject to the approval of the shareholders at the annual general meeting.

On 27 March 2006, the Board of Directors proposed a dividend of Rmb0.228 per share, totalling approximately Rmb1,177,130,000 for the year ended 31 December 2005. These proposals are subject to approval by the shareholders in their general meeting dated 20 June 2006.

(All amounts expressed in thousands of Rmb unless otherwise stated)

33. Earnings Per Share And Dividend Per Share

The calculation of basic earnings per share for the year ended 31 December 2006 was based on the profit attributable to equity holders of the Company of approximately Rmb2,777,781,000 (2005 – Rmb2,351,056,000) and on the weighted average number of 5,187,507,000 shares (2005 – 5,162,849,000 shares) in issue during the year.

The diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The convertible debt is assumed to have been converted into ordinary shares and the net profit is adjusted to eliminate the interest expenses less the tax effect.

	2006	2005
Profit attributable to equity holders of Company (Rmb '000)	**2,777,781**	2,351,056
Interest expense on convertible bonds (net of tax) (Rmb '000)	**38,625**	38,639
Profit used to determine diluted earnings per share (Rmb '000)	**2,816,406**	2,389,695
Weighted average number of ordinary shares in issue (shares in thousand)	**5,187,507**	5,162,849
Adjustments for assumed conversion of convertible debt (shares in thousand) *	**222,127**	222,127
Weighted average number of ordinary shares for diluted earnings per share (shares in thousand)	**5,409,634**	5,384,976
Diluted earnings per share (Rmb)*	**0.52**	0.44

* As at 31 December 2006 and 2005, the conversion price was HKD5.4 per share.

Proposed dividends per share for the year ended 31 December 2006 were calculated based on the proposed dividends of approximately Rmb 1,348,714,000 (2005 – Rmb1,177,130,000) divided by the number of 5,753,555,774 shares in issue as at 30 March 2007 (Note 32)(31 December 2006 – 5,662,849,000 shares, 31 December 2005 – 5,162,849,000 shares).

(All amounts expressed in thousands of Rmb unless otherwise stated)

34. Notes To Statement Of Cash Flows

(a) Reconciliation of profit before taxation to cash generated from operations

	2006	2005
Profit before taxation	**4,663,609**	3,862,924
Adjustments for:		
Depreciation of property, plant and equipment	**4,109,271**	2,768,937
Amortization land use right	**9,471**	5,160
Fair value gain on an interest rate swap	**(23,647)**	(18,316)
Amortisation of goodwill	**-**	-
Amortisation of staff housing benefits	**68,355**	56,618
Loss on disposals of property, plant and equipment	**1,269**	39,177
Gain on disposals of available-for-sale investments	**-**	(36,285)
Deferred expense	**(1,325)**	-
Interest income	**(24,674)**	(40,051)
Interest expenses	**1,499,599**	791,095
Exchange gain	**(144,489)**	(97,285)
Dividend income	**(28,091)**	(45,298)
Share of loss from associates	**(9,458)**	1,273
Operating profit before working capital changes	**10,119,890**	7,287,949
Increase in current assets:		
Inventories	**(146,168)**	(302,052)
Other receivables and current assets	**(356,541)**	(73,364)
Accounts receivable	**(2,037,781)**	(93,910)
Notes receivable	**63,303**	(64,829)
Increase/(decrease) in current liabilities:	**-**	-
Accounts payable and accrued liabilities	**756,103**	267,538
Taxes payable	**107,937**	(230,892)
Cash provided by operations	**8,506,743**	6,790,440

(b) Significant non-cash transactions

The Company and its Subsidiaries incurred additional payables of approximately Rmb2,133 million to contractors and equipment suppliers for construction-in-progress for the year ended 31 December 2006 (2005 – Rmb941 million).

(All amounts expressed in thousands of Rmb unless otherwise stated)

34. Notes To Statement Of Cash Flows (Cont'd)

(c) Undrawn borrowing facilities

The undrawn borrowing facilities in Rmb and USD available to settle the Company's capital commitments for investments in subsidiaries and associates and construction of electricity utility plants as at 31 December 2006, subject to certain conditions, were as follows.

	Company and its Subsidiaries		Company	
	2006	2005	**2006**	2005
Expiring within one year	**19,216,590**	30,792,800	**19,216,590**	30,779,800
Expiring beyond one year	**46,574,682**	32,340,070	**46,574,682**	32,340,070
	65,791,272	63,132,870	**65,791,272**	63,119,870

35. Acquisition Of Shayu Railway Company

	Acquiree's carrying value*	Fair value*
Cash and cash equivalents	2,004	2,004
Inventories and other current assets	6,646	6,646
Property, plant and equipment	470,853	529,138
Accounts payable and accrued liabilities	(194,690)	(194,690)
Net assets	284,813	343,098
Minority interests	(53,346)	(64,262)
Net assets acquired	231,467	278,836
Add: Goodwill		9,883
Total consideration paid		288,719
Less: Cash inflow from the acquiree		(2,004)
Payment on behalf of the acquiree in 2005		(5,750)
Net cash outflow on acquisition		280,965

* Since Yuzhou Energy is proportionately consolidated by the Company, all the amounts presented in this table represent 50% of the amounts recorded in Yuzhou Energy's financial statements. Yuzhou Energy entered into agreements with Kailuan (Group) Company Limited, Yuzhou Mining Company Limited and Zhangjiakou Construction and Investment Company Limited, under which Yuzhou Energy acquired 81.27% interest in Shayu Railway Company, with a total consideration of Rmb577 million. This acquisition became effective on 1 January 2006.

(All amounts expressed in thousands of Rmb unless otherwise stated)

36. Commitments

(a) Capital commitments

As at 31 December 2006, the Company had capital commitments related to investments in subsidiaries and associates amounted to Rmb12,906 million (31 December 2005 – Rmb7,084 million). In addition, capital commitments of the Company and its Subsidiaries in relation to the development, construction and renovation projects not provided for in the balance sheets were as follows:

	Company and its Subsidiaries		Company	
	2006	2005	**2006**	2005
Authorised and contracted for	**21,972,218**	22,229,222	**9,502,768**	4,503,082
Authorised but not contracted for	**19,484,254**	6,796,540	**–**	1,361,598
	41,456,472	29,025,762	**9,502,768**	5,864,680

A substantial portion of the above capital commitment is in relation to a coal mining project for which the Company and its Subsidiaries have not yet obtained the relevant mining license. If the mining license is not obtained at the end of the exploration work, there will be no capital commitment.

(b) Operating lease commitments

Operating lease commitments extending to November 2016 in relation to buildings were as follows:

	Company and its Subsidiaries	
	2006	2005
Within one year	**10,372**	13,505
Between one to five years	**28,912**	32,012
Over five years	**28,912**	43,302
	68,196	88,819

(All amounts expressed in thousands of Rmb unless otherwise stated)

37. Financial Guarantees

	Company and its Subsidiaries As at 31 December		Company As at 31 December	
	2006	2005	**2006**	2005
Guarantees for loan facilities				
– granted to associates	**1,084,850**	905,350	**1,084,850**	905,350
– granted to a jointly controlled entity	**–**	–	**291,500**	65,000
– granted to subsidiaries	**–**	–	**7,751,141**	7,352,953
	1,084,850	905,350	**9,127,491**	8,323,303

Based on historical experience, no claims have been made against the Company and its Subsidiaries since the dates of granting the financial guarantees described above.

38. Subsequent Event

(a) During the period from 1 January 2007 to the date of this report, some holders of the convertible bonds have exercised their conversion rights and increased the number of H Shares of the Company by 90,706,774 shares.

(b) The Company entered into an Investment Agreement with Beijing Energy Investment (Group) Company Limited (later replaced by Beijing Jingneng International Energy Company Limited), China Datang Corporation, and Inner Mongolia Mengdian Huaneng Thermal Power Corporation Limited to establish Inner Mongolia Datang International Tuoketuo No.2 Power Generation Company Limited for the purposes of planning, constructing and operating the Tuoketuo Power Plant Project. The total investment amount of the Tuoketuo Power Plant Project is approximately RMB10,193,530,000, subject to the final approval by the relevant government authorities in the PRC. The final registered capital of Tuoketuo No. 2 Power Co. will account for approximately 20% of the total investment amount of the project, i.e. approximately Rmb2,038,710,000. According to the share of equity to be held by the Company, the Company will inject capital in the form of cash which accounted for 40% of the final registered capital. As at the reporting date, the Company has invested Rmb40 million in Inner Mongolia Datang International Tuoketuo No.2 Power Generation Company Limited.

(c) On 6 March 2007, the Company entered into a share transfer agreement with Inner Mongolia Huineng Coal and Power Group Company ("Inner Mongolia Huineng") to acquire 40% of the equity interest in Inner Mongolia Huineng Datang Changtan Coal Company Limited. The total consideration is Rmb1,020 million. As at the reporting date, no payment has been made by the Company.

(All amounts expressed in thousands of Rmb unless otherwise stated)

38. Subsequent Event (Cont'd)

(d) On 16 March 2007, the National People's Congress approved the *Corporate Income Tax Law of the People's Republic of China* (the new "CIT Law"), The new CIT Law reduces (increases) the corporate income tax rate for domestic enterprises (foreign invested enterprises) from 33% (15% or 24%) to 25% with effect from 1 January 2008. As at the date that these financial statements are approved for issue, detailed measures concerning these items has yet to be issued by the State Council. Consequently, the Company is not in a position to assess the impact, if any, to the carrying value of deferred tax assets and liabilities as at 31 December 2006. The Company will continue to evaluate the impact as more detailed regulations are announced.

39. Additional Financial Information

As at 31 December 2006, net current liabilities and total assets less current liabilities of the Company and its Subsidiaries amounted to approximately Rmb12,104 million (31 December 2005 – Rmb9,433 million) and Rmb69,281 million (31 December 2005 – Rmb51,413 million), respectively.

40. Reclassification

Certain comparative figures have been reclassified to confirm to the current year presentation.

Report of the Auditors

PRICEWATERHOUSECOOPERS
普 华 永 道

PricewaterhouseCoopers Zhong
Tian CPAs Limited Company 11/F
PricewaterhouseCoopers Center 202
Hu Bin Road Shanghai 200021, P.R.C.
Tel: +86 (21) 6123 8888
Fax: +86 (21) 6123 8800

PwC ZT Shen Zi (2007) No. 10009

TO THE SHAREHOLDERS OF
DATANG INTERNATIONAL POWER GENERATION CO., LTD.

We have audited the accompanying financial statements of Datang International Power Generation Co., Ltd. (the "Company") and its subsidiaries and jointly controlled entity (the "Group"), which comprise the consolidated balance sheet of the Group as at 31 December 2006 and the consolidated income statement and statement of income appropriation and cash flow statement for the year then ended, and the balance sheet of the Company as at 31 December 2006 and its income statement and statement of income appropriation and cash flow statement for the year then ended.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation of these financial statements in accordance with the Accounting Standards for Business Enterprises and the 'Accounting System for Business Enterprises'. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with China Auditing Standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group and the Company as of 31 December 2006, and of the financial performance and cash flows for the year then ended in accordance with Accounting Standards for Business Enterprises and the 'Accounting System for Business Enterprises.

Certified Public Accountant
Li YanYu

Certified Public Accountant
Bi Weiduo

PricewaterhouseCoopers
Zhong Tian CPAs Limited Company
China, Shanghai
30 March 2007

Balance Sheet

As at 31 December 2006
(Prepared in accordance with PRC Accounting Standard)
(All amounts in Rmb Thousand Yuan unless otherwise stated)

	Note	31 December 2006 Consolidated	31 December 2005 Consolidated	31 December 2006 The Company	31 December 2005 The Company
ASSETS					
CURRENT ASSETS					
Cash	5(1)	**4,451,284**	1,029,339	**4,104,987**	782,437
Short-term investment	6(2)	**–**	–	**1,001,589**	–
Notes receivable	5(2)	**11,132**	64,829	**–**	11,000
Dividend receivable		**–**	–	**995**	995
Interest receivable		**68**	–	**–**	–
Accounts receivable	5(3), 6(1)	**3,337,529**	1,409,528	**1,386,805**	633,669
Other receivables	5(3), 6(1)	**321,795**	289,605	**251,047**	180,136
Advances to suppliers	5(4)	**387,910**	202,695	**223,134**	56,766
Subsidies receivable		**–**	–	**–**	–
Inventories	5(5)	**806,965**	693,019	**277,653**	279,714
Deferred expenses		**1,325**	–	**–**	–
Long-term debt investments maturing within one year		**–**	–	**–**	–
Other current assets		**–**	–	**–**	–
Total current assets		**9,318,008**	3,689,015	**7,246,210**	1,944,717
LONG-TERM INVESTMENTS					
Long-term equity investments	5(6), 6(3)	**1,714,150**	1,099,609	**8,139,396**	5,964,396
Long-term debt investments	6(4)	**–**	–	**375,562**	–
Total long-term investments		**1,714,150**	1,099,609	**8,514,958**	5,964,396
Including: Consolidated difference in value	5(6)	**51,526**	–	**–**	–
FIXED ASSETS					
Fixed assets, cost		**71,472,098**	43,631,437	**24,692,777**	17,073,685
Less: Accumulated depreciation		**(16,268,441)**	(12,128,849)	**(10,236,672)**	(8,887,758)
Fixed assets, net		**55,203,657**	31,502,588	**14,456,105**	8,185,927
Less: Provision for impairment on fixed assets		**–**	–	**–**	–
Fixed assets, net book value	5(7)	**55,203,657**	31,502,588	**14,456,105**	8,185,927
Leasehold improvements		**–**	–	**–**	–
Construction materials	5(8)	**4,433,582**	8,910,939	**1,444,939**	3,617,449
Construction-in-progress	5(9)	**17,856,264**	18,539,978	**5,620,706**	9,011,149
Fixed assets pending disposal		**–**	–	**–**	–
Total fixed assets		**77,493,503**	58,953,505	**21,521,750**	20,814,525
INTANGIBLE AND OTHER ASSETS					
Intangible assets	5(10)	**391,922**	353,460	**245,502**	253,502
Long-term deferred expenses		**69,110**	177,720	**–**	59,167
Other long-term assets		**87,850**	–	**87,850**	–
TOTAL INTANGIBLE AND OTHER ASSETS		**548,882**	531,180	**333,352**	312,669
Deferred taxes					
Deferred tax debits		**–**	–	**–**	–
TOTAL ASSETS		**89,074,543**	64,273,309	**37,616,270**	29,036,307

Balance Sheet

As at 31 December 2006

(Prepared in accordance with PRC Accounting Standard)

(All amounts in Rmb Thousand Yuan unless otherwise stated)

	Note	31 December 2006 Consolidated	31 December 2005 Consolidated	31 December 2006 The Company	31 December 2005 The Company
LIABILITIES AND SHAREHOLDERS' EQUITY					
CURRENT LIABILITIES					
Short-term loans	5(11)	**9,300,496**	5,717,280	**2,100,000**	2,000,000
Notes payable	5(12)	**233,267**	–	**–**	–
Accounts payable	5(13)	**6,752,221**	4,079,501	**1,725,953**	1,517,077
Advances from customers		**–**	–	**–**	–
Salary payable		**–**	100,000	**–**	40,000
Welfare payable		**26,111**	46,718	**13,370**	38,118
Dividends payable		**–**	–	**–**	–
Interest payable		**137,751**	94,430	**27,957**	12,653
Taxes payable	5(14)	**546,579**	366,608	**270,666**	209,250
Other levies payable		**16,258**	11,233	**7,019**	4,359
Other payables	5(13)	**445,074**	264,245	**248,312**	187,937
Accrued expenses		**–**	–	**–**	–
Provisions		**–**	–	**–**	–
Deferred revenue		**–**	–	**–**	–
Provisions	5(16)	**2,942,804**	2,488,884	**–**	614,000
Other current liabilities	5(15)	**1,000,000**	–	**1,000,000**	–
Total current liabilities		**21,400,561**	13,168,899	**5,393,277**	4,623,394
LONG-TERM LIABILITIES					
Long-term loans	5(16)	**40,273,581**	29,215,217	**8,000,000**	5,031,000
Debentures payable	5(17)	**1,203,552**	1,244,099	**1,203,552**	1,244,099
Long-term payables		**–**	–	**–**	–
Specific payables		**230,553**	210,942	**212,971**	173,571
Other non-current liabilities		**–**	–	**–**	–
Total long-term liabilities		**41,707,686**	30,670,258	**9,416,523**	6,448,670
Deferred taxes					
Deferred tax credits		**–**	–	**–**	–
TOTAL LIABILITIES		**63,108,247**	43,839,157	**14,809,800**	11,072,064
MINORITY INTERESTS		**3,282,691**	2,470,093	**–**	–
SHAREHOLDERS' EQUITY					
Share capital	5(18)	**5,662,849**	5,162,849	**5,662,849**	5,162,849
Capital surplus	5(19)	**6,469,136**	3,659,467	**6,602,284**	3,659,467
Surplus reserves	5(20)	**8,655,886**	7,517,881	**8,171,850**	7,179,633
Including: Statutory Public welfare fund	5(20)	**–**	559,456	**–**	450,290
Dividends declared		**1,348,714**	1,177,130	**1,348,714**	1,177,130
Undistributed profits	5(21)	**546,600**	446,916	**1,020,773**	785,164
Currency translation differences		**420**	(184)	**–**	–
Total shareholders' equity		**22,683,605**	17,964,059	**22,806,470**	17,964,243
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**89,074,543**	64,273,309	**37,616,270**	29,036,307

The accompanying notes form an integral part of these financial statements.

Legal representative: Person in charge of accounting function: Person in charge of accounting department:

Income Statement

As at 31 December 2006
(Prepared in accordance with PRC Accounting Standard)
(All amounts in Rmb Thousand Yuan unless otherwise stated)

	Note	31 December 2006 Consolidated	31 December 2005 Consolidated	31 December 2006 The Company	31 December 2005 The Company
1 **Revenue from principal operations**	5(22), 6(5)	**24,835,218**	17,994,389	**10,387,693**	8,836,086
Less: Cost of principal operations	5(22), 6(5)	**(17,480,567)**	(12,720,252)	**(7,673,421)**	(6,680,990)
Tax and levies on principal operations		**(279,485)**	(205,439)	**(127,444)**	(103,833)
2 **Profit from principal operations**		**7,075,166**	5,068,698	**2,586,828**	2,051,263
Add: Profit from other operations		**15,010**	3,239	**1,803**	946
Less: Selling and distribution expenses		**–**	–	**–**	–
General and administrative expenses		**(1,007,094)**	(510,921)	**(456,227)**	(315,392)
Financial expenses, net	5(23)	**(1,426,042)**	(669,641)	**(123,718)**	(31,463)
3 **Operating profit**		**4,657,040**	3,891,375	**2,008,686**	1,705,354
Add: Investment income	5(24), 6(6)	**37,162**	80,309	**1,391,458**	1,293,762
Subsidy income		**2,865**	2,919	**–**	–
Non-operating income		**11,724**	42,160	**9,832**	35,141
Less: Non-operating expenses	5(25)	**(103,687)**	(121,596)	**(55,421)**	(106,693)
4 **Total Profit**		**4,605,104**	3,895,167	**3,354,555**	2,927,564
Less: Income tax		**(1,119,546)**	(859,880)	**(657,126)**	(566,824)
Minority interests		**(778,267)**	(674,547)	**–**	–
5 **Net profit**		**2,707,291**	2,360,740	**2,697,429**	2,360,740

As at 31 December 2006
(Prepared in accordance with PRC Accounting Standard)
(All amounts in Rmb Thousand Yuan unless otherwise stated)

Supplemental information:

Items	**31 December 2006 Consolidated**	31 December 2005 Consolidated	**31 December 2006 The Company**	31 December 2005 The Company
1. Profit from sale or disposal of business units or investments	–	36,285	–	36,285
2. Loss due to natural disaster	–	–	–	–
3. Increase/(Decrease) in total profit as a result of changes in accounting policies	–	–	–	–
4. Increase/(Decrease) in total profit as a result of changes in accounting estimates	–	–	–	–
5. Loss on debt restructuring	–	–	–	–
6. Others	–	–	–	–

The accompanying notes form an integral part of these financial statements.

Legal representative:

Person in charge of accounting function:

Person in charge of accounting department:

Statement of Income Appropriation

As at 31 December 2006
(Prepared in accordance with PRC Accounting Standard)
(All amounts in Rmb Thousand Yuan unless otherwise stated)

Items	Note	31 December 2006 Consolidated	31 December 2005 Consolidated	31 December 2006 The Company	31 December 2005 The Company
1. Net profit		**2,707,291**	2,360,740	**2,697,429**	2,360,740
Add: Undistributed profits brought forward	5(21)	**446,916**	1,199,359	**785,164**	1,355,479
Adjustment on undistributed profits brought forward		**(83,453)**	-	**(83,453)**	-
2. Distributable profit		**3,070,754**	3,560,099	**3,399,140**	3,716,219
Less: Transfer to statutory surplus reserve fund	5(20)	**(415,530)**	(357,493)	**(269,743)**	(236,074)
Transfer to statutory public welfare fund	5(20)	**-**	(296,783)	**-**	(236,074)
3. Profit distributable to shareholders		**2,655,224**	2,905,823	**3,129,397**	3,244,071
Less: Dividends of preferred shares		**-**	-	**-**	-
Transfer to discretionary surplus reserve	5(20)	**(759,910)**	(1,281,777)	**(759,910)**	(1,281,777)
Dividends declared		**(1,348,714)**	(1,177,130)	**(1,348,714)**	(1,177,130)
4. Undistributed profits carried forward	5(21)	**546,600**	446,916	**1,020,773**	785,164

The accompanying notes form an integral part of these financial statements.

Legal representative: Person in charge of accounting function: Person in charge of accounting department:

Cash Flow Statement

As at 31 December 2006
(Prepared in accordance with PRC Accounting Standard)
(All amounts in Rmb Thousand Yuan unless otherwise stated)

Items	Note	Consolidated	The Company
1. Cash flows generated from operating activities			
Cash received from sales of goods and services rendered		26,782,650	11,299,935
Refund of taxes and levies		2,648	–
Other cash received relating to operating activities		51,591	18,444
Sub-total of cash inflows		26,836,889	11,318,379
Cash paid for goods and services received		(13,126,209)	(5,869,203)
Cash paid to and on behalf of employees		(1,433,027)	(913,840)
Payments of all types of taxes		(4,141,685)	(1,943,539)
Other cash paid relating to operating activities		(685,044)	(337,835)
Sub-total of cash outflows		(19,385,965)	(9,064,417)
Net cash flows generated from operating activities		7,450,924	2,253,962
2. Cash flows generated from investing activities			
Cash received on disposals of investments		–	15,889
Cash received on investment income		30,108	1,080,587
Net cash received from disposals of fixed assets, intangible assets and other long-term assets		49,042	432,682
Other cash received relating to investing activities		75,019	39,400
Sub-total of cash inflows		154,169	1,568,558
Cash paid to acquire fixed assets, intangible assets and other long-term assets		(15,394,120)	(6,320,428)
Cash paid to acquire investments		(1,082,179)	(3,340,059)
Including: Capital injection to subsidiaries		(280,965)	–
Cash received from returns on investments		–	–
Sub-total of cash outflows		(16,476,299)	(9,660,487)
Net cash flows used in investing activities		(16,322,130)	(8,091,929)
3. Cash flows generated from financing activities			
Cash received from investments		3,665,406	3,278,824
Including: cash received from minority shareholders' equity investments in subsidiaries		407,463	–
Cash received from borrowings		34,182,075	11,450,000
Other cash received relating to financing activities		1,073	–
Sub-total of cash inflows		37,848,554	14,728,824
Cash paid on repayments of borrowings		(21,216,537)	(3,995,000)
Cash paid for dividends, profit appropriation or interest expenses		(4,137,688)	(1,567,390)
Including: Dividends paid to minority shareholders of subsidiaries		(573,706)	–
Cash payments relating to other financing activities		(195,793)	–
Sub-total of cash outflows		(25,550,018)	(5,562,390)
Net cash flows generated from/(used in) financing activities		12,298,536	9,166,434
4. Effect of foreign exchange rate changes on cash		(5,385)	(5,917)
5. Net increase in cash		3,421,945	3,322,550

As at 31 December 2006
(Prepared in accordance with PRC Accounting Standard)
(All amounts in Rmb Thousand Yuan unless otherwise stated)

Supplementary Information	Note	Consolidated	The Company
1. Reconciliation of net profit to cash flows from operating activities			
Net profit		2,707,291	2,697,429
Add: Minority interests		778,267	–
(Reversal of)/provision for asset impairment		–	–
Depreciation on fixed assets		4,082,525	1,361,822
Amortization on intangible assets		20,265	11,519
Amortization on long-term deferred expenses		216,281	63,513
Increase in deferred expenses		(1,325)	–
Increase in accrued expenses		–	–
Loss on disposal of fixed assets, intangible assets and other long-term assets		–	–
Losses on scrapping of fixed assets		1,269	1,240
Financial expenses		1,580,728	163,740
Exchange gain, net		(148,131)	(26,468)
Investment income		(37,162)	(1,391,458)
Deferred tax credit (debit)		–	–
Decrease in inventories		(146,168)	(32,593)
Increase in operating receivable items		(2,081,970)	(723,862)
Increase in operating payable items		479,054	129,080
Other		–	–
Increase in operating payable items		7,450,924	2,253,962
2. Investing and financing activities that do not involve cash receipts or payments			
Conversion of debt into capital		–	–
Reclassification of current portion of convertible notes		–	–
Fixed assets capitalized under finance leases		–	–
3. Net increase in cash			
Cash at end of year		4,451,284	4,104,987
Less: cash at beginning of year		(1,029,339)	(782,437)
Cash equivalents at end of year		–	–
Less: cash equivalents at beginning of year		–	–
Net increase in cash		3,421,945	3,322,550

The accompanying notes form an integral part of these financial statements.

Legal representative: Person in charge of accounting function: Person in charge of accounting department:

Notes to the Financial Statements

For the year ended 31 December 2006
(Prepared in accordance with PRC Accounting Standard)
(All amounts expressed in thousands of Rmb unless otherwise stated)

1. Company Background

Datang International Power Generation Co., Ltd. (the "Company") was incorporated in Beijing, the People's Republic of China (the "PRC"), on 13 December 1994 as a joint stock limited company. The Company listed its H Shares on the Stock Exchange of Hong Kong Limited and the London Stock Exchange on 21 March 1997. On 9 September 2003, the Company issued convertible bonds at a nominal value of USD 153.8 million (equals to approximately Rmb 1.273 million) on the Luxembourg Stock Exchange. The Company listed its A Shares on the Shanghai Stock Exchange on 20 December 2006.

The principal activity of the Company and its Subsidiaries and jointly controlled entity (the "Company and its Subsidiaries") is the generation and sale of electricity power in the PRC.

As at 31 December 2006, the Company owns 25 subsidiaries, 1 jointly controlled entity and 11 associates, for details please refer to Notes 4 and 5 (6).

As at 31 December 2006, the main shareholders and their share of interests in the Company is as follows:

Name of shareholder	**Share of interest**
*China Datang Corporation ("China Datang")**	34.96%
Beijing Energy Investment (Group) Company	11.86%
Hebei Construction Investment Company	11.86%
Tianjin Jinneng Investment Company ("Tianjin Jinneng")	10.70%
Other holders of A Shares	5.35%
Holders of H Shares	25.27%
	100.00%

* The original shareholder was North China Power Group (which has changed its name to North China Grid Company Limited, "NCG"). On 15 January 2004, NCG and China Datang entered into a share transfer agreement, pursuant to which the interest in the Company was transferred to China Datang from NCG without compensation.

2. Principal Accounting Policies, Accounting Estimates and Basis of Preparation of Consolidated Financial Statements

(1) Basis of preparation

These financial statements have been prepared in accordance with the Accounting Standards for Business Enterprises and "Accounting Systems for Business Enterprises" promulgated by the PRC government.

During 2006, a significant portion of the Company and its Subsidiaries' funding requirements for capital expenditure was satisfied by short-term borrowings. Consequently, as at 31 December 2006, the Company and its Subsidiaries had a negative working capital balance of approximately Rmb12.08 billion (31 December 2005 – Rmb9.48 billion). As at 31 December 2006, the Company and its Subsidiaries had significant undrawn borrowing facilities amounting to approximately Rmb65.79 billion (31 December 2005 - Rmb63.13 billion) (Note 5(16)(d)). The Company may also be able to refinance and/or restructure certain short-term loans into long-term loans and will consider alternative sources of financing, where applicable. The directors of the Company and its Subsidiaries are of the opinion that the Company and its Subsidiaries will be able to meet its liabilities as and when they fall due within the next twelve months and have prepared these financial statements on a going concern basis.

(2) Accounting year

The accounting year of the Company and its Subsidiaries starts on 1 January and ends on 31 December.

(3) Recording currency

Except Datang International (Hong Kong) Limited ("Datang Hong Kong") which uses Hong Kong Dollars ("HKD") as its recording currency, the Company and its Subsidiaries use the Renminbi ("Rmb") as their recording currency. These financial statements are prepared in thousands of Rmb.

(4) Basis of accounting and measurement bases

The Company and its Subsidiaries follow the accrual basis of accounting. Assets are initially recorded at actual cost; if they are subsequently impaired, provision for impairment is made accordingly.

(5) Foreign currency translation

Foreign currency transactions are translated into and recorded using Rmb at the exchange rates stipulated by People's Bank of China (the "stipulated exchange rates") at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated into Rmb at the stipulated exchange rates at the balance sheet date. Exchange differences arising from translations are taken to the profit and loss account, except for those attributable to foreign currency borrowings that have been specifically taken out for the construction of fixed assets, which are capitalised as part of the fixed asset costs. Exchange differences arising in the pre-operating period are recorded as long-term prepaid expenses (Note 2 (15)).

2. Principal Accounting Policies, Accounting Estimates and Basis of Preparation of Consolidated Financial Statements (Cont'd)

(6) Translation of the financial statements originally prepared in a foreign currency

Assets and liabilities of subsidiaries and associates are translated at the stipulated exchange rates at the balance sheet date; export for retained earnings. Equity balances, other than retained earnings, are translated at the stipulated exchange rates at the transaction dates; retained earnings are presented based on the amount disclosed in the translated statement of income appropriation; transactions recorded in the income statement and the statement of income appropriation are translated at the average exchange rates of the year, any exchange differences are presented as foreign currency translation differences in the balance sheet. Cashflows are translated at the average exchange rate for the year. The effect of exchange differences arising from the translation of cash flows is separately presented in the cash flow statement.

(7) Cash and cash equivalents

For the purpose of the cash flow statement, cash refers to cash on hand and all deposits in banks or non-bank financial institutions. Cash equivalents refers to highly-liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(8) Short-term investments

Short-term investments represent short-term entrusted loans due within one year, and comprise of the principal amounts and the interest accrued according to the interest rate stipulated in the loan contract. If the accrued interests can not be collected on the interest payment date, the accrual of interest ceases and the interest already accrued is reversed. If the amount of outstanding loan principal is higher than the recoverable amount, the excess is provided for as an impairment loss. Should there subsequently be an indication that the carrying value after impairment can be recovered, the previous impairment loss is reversed to the extent not that it does not exceed the total of previously recognised impairment losses.

(9) Receivables and provision for bad debts

Receivables comprise accounts receivable and other receivables. The provision method is used to account for potential bad debts identified by the management. Receivables are presented at actual amounts net of provision for bad debts.

Accounts receivable comprises related-party receivables and receivables from non-related parties ("third-party receivables").

2. Principal Accounting Policies, Accounting Estimates and Basis of Preparation of Consolidated Financial Statements (Cont'd)

(9) Receivables and provision for bad debts (Cont'd)

The Company and its Subsidiaries make specific provisions for bad debts on an individual basis for related-party receivables and third-party receivables that are distinctively different from any other receivable in recoverability. A general provision is made for the remaining third-party receivables that have not been specifically provided for based on their ageing, using the following percentages:

Ageing	Provision for bad debts as a percentage of receivables
Within 1 year	0%
Between 1 and 3 years	50%
Over 3 years	100%

Where evidence exists that balances cannot be recovered, for example, the debtor has deregistered, liquidated, in the position of negative equity or with insufficient cashflows, bad debts are recognised and the corresponding provision for bad debts is written off.

(10) Inventories

Inventories include fuel used for power generation as well as materials and supplies for repairs and maintenance. Inventories are stated at the lower of cost and net realisable values.

Inventories are recorded at their acquisition cost. Cost of inventories includes the initial cost of purchase and the transporting expenses incurred in bring the materials to their working locations. Inventories are charged to fuel costs or repairs and maintenance when used, or capitalised as part of the fixed asset cost when installed, using the weighted average method.

Provision for inventory obsolescence is calculated based on the amount by which the cost of one unit of inventory exceeds its net realisable value. The net realisable value is determined based on the estimated selling price less the estimated selling expense in the ordinary course of business.

The Company and its Subsidiaries use a perpetual inventory system.

2. Principal Accounting Policies, Accounting Estimates and Basis of Preparation of Consolidated Financial Statements (Cont'd)

(11) Long-term investments

Long-term investments are investments excluding short-term investments, which comprise equity investments in subsidiaries, jointly controlled entity, associates and other equity investments that the Company intends to hold for more than one year and other debt investments that are not readily convertible into cash or the Company does not intend to liquidate within one year (excluding one year).

(a) Equity investments

Subsidiaries are investees in which the Company has, directly or indirectly, an interest of more than 50% of the voting rights, or otherwise the Company has the power to govern the financial and operating policies and obtain benefits from the operating activities of these investees. Associates generally represent investees in which the Company or its subsidiaries have an interest of between 20% to 50% of the voting rights or otherwise have significant influence over the financial and operating policies of these investees.

Long-term equity investments are recorded at the actual cost paid for acquisition less cash dividends which have been declared but remained unpaid at the time of acquisition. The Company accounts for long-term equity investments in subsidiaries, jointly controlled entity and associates using the equity method. Other equity investments, which the Company intends to hold for more than one year, are accounted for using the cost method of accounting.

When applying the equity method for those long-term equity investments acquired prior to 17 March 2003, the difference between the initial cost of investment and the attributable share of the net assets of the investee is amortised using the straight-line method over ten years. When applying the equity method for those long-term equity investments acquired after 17 March 2003, if the initial cost of investment is less than the attributable share of the net assets of the investee, the difference is recorded in capital surplus. If there is an excess of the initial cost of investment over the attributable share of net assets of the investee, the excess is amortised using the straight-line method over a period of not more than 10 years.

Under the equity method of accounting, the attributable share of the investees' net profit or loss for the year is recognised as investment income or an investment loss and the carrying amount of the investments are adjusted accordingly. Cash dividends declared by an investee are accounted for as a reduction of the carrying amount of the investment upon declaration. Under the cost method, investment income is recognised when the investees declare dividends.

2. Principal Accounting Policies, Accounting Estimates and Basis of Preparation of Consolidated Financial Statements (Cont'd)

(11) Long-term investments (Cont'd)

(b) *Long-term debt investments*

Long-term debt investments are recognised at the actual cost less any interest due but unpaid.

(c) *Impairment of long-term investments*

If the recoverable amount of an investment is lower than the carrying amount as a result of a continuous decline in market value or adverse changes in operating conditions of the investee, the difference between the recoverable amount and the carrying amount of the investment is recognised as a provision for impairment loss. Recoverable amount is the higher of net selling price and value in use. Net selling price is the amount obtainable from the sale of the asset in an arm's length transaction between knowledgeable and willing parties, after deducting disposal costs. Value in use is the present value of the estimated future cash flows expected to be derived from the continuing use of the asset and from its disposal at the end of its useful life.

When there is an indicator that the attributes of an impairment provision recorded in the prior year have changed, contributing to a recoverable amount larger than its carrying amount, the provision for impairment is reversed to the extent of any provision made in prior years.

(12) Fixed assets and depreciation

Fixed assets are tangible assets that are used in power production or held for management purposes, which have useful lives of more than one year and have a relatively high unit price. Effective from 1 January 2001, when construction takes place on land owned by the Company and its Subsidiaries' and such construction is for their own use, the carrying value of the associated land use rights form part of the cost of buildings recorded within fixed assets.

Purchased or constructed fixed assets are initially recorded at cost. Fixed assets obtained upon reorganisation were initially recorded at their appraisal value approved by relevant stated-owned assets administration authorities.

Fixed assets are depreciated using the straight-line method to write off the cost of the assets to their estimated residual value over their remaining estimated useful lives. If the land use rights associated with a building has a longer estimated useful life than that of the building, the excessive amount is included in the residual value. For those fixed assets being provided for impairment loss, the related depreciation charge is prospectively determined based on the adjusted carrying amounts over their remaining useful lives.

(All amounts expressed in thousands of Rmb unless otherwise stated)

2. Principal Accounting Policies, Accounting Estimates and Basis of Preparation of Consolidated Financial Statements (Cont'd)

(12) Fixed assets and depreciation (Cont'd)

The estimated useful lives, estimated residual value and annual depreciation rates of the fixed assets are as follows:

	Estimated useful lives	Estimated residual value	Annual depreciation rate
Dam	45	0%	2.22%
Buildings	20-50	0%	2.00%-5.00%
Electric utility plant in service	12-45	0%-3%	2.22%-8.08%
Transportation, office equipment and others	4-10	0%-3%	9.70%-25.00%

When fixed assets are sold, transferred, disposed of or damaged, gains or losses on disposals are determined by comparing the proceeds with the carrying amount of the assets, after adjusting for related taxes and expenses, and are included in non-operating income or expenses.

Repairs and maintenance of fixed assets are expensed as incurred. Subsequent expenditures for major reconstruction, expansion, improvements and renovation are capitalised when it is probable that the future economic benefits in excess of the original assessment of performance will flow to the Company and its Subsidiaries. Capitalised expenditure arising from major reconstruction, expansion and improvements are depreciated using the straight-line method over the remaining useful lives of the fixed assets. Capitalised expenditures arising from the renovation of fixed assets are depreciated over the expected beneficial period.

Individual fixed assets for which there are indications or changes in circumstances showing that the carrying amounts are higher than their recoverable amounts, the Company and its Subsidiaries will perform an impairment test on such assets. If the carrying amount of such assets is higher than its recoverable amount, the excess is recognised as an impairment loss.

If there is any indication showing that those factors that led to an impairment provision in prior years have changed, and the recoverable amount of the assets becomes larger than its carrying amount, the provision for impairment is reversed to the extent of the impairment recognised in prior years. The carrying amount of the fixed assets upon reversal of the previous impairment will not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years.

2. Principal Accounting Policies, Accounting Estimates and Basis of Preparation of Consolidated Financial Statements (Cont'd)

(13) Construction-in-progress

Construction-in-progress represents fixed assets under construction or installation, which is recorded at the actual cost. Cost comprises construction and other direct costs, original cost of machinery and equipment, installation and those borrowing costs arising from specific borrowings for the purpose of preparing the assets for their intended use. Construction-in-progress is transferred to the fixed assets when the assets are ready for their intended use, and depreciation begins from the following month.

For individual construction-in-progress projects for which there are indications or changes in circumstances showing that the carrying amounts are higher than their recoverable amounts, the Company and its Subsidiaries will perform impairment tests on such assets. If the carrying amount of such assets is higher than recoverable amount, the excess is recognised as an impairment loss. If there is any indication showing those factors that led to an impairment provision in prior years have changed and the recoverable amount of the assets becomes larger than its carrying amount, the provision for impairment is reversed to the extent of the accumulated impairment recognised in prior years.

(14) Intangible assets and amortisation

Intangible assets include mainly land use rights, goodwill and resource use rights.

(a) Land use rights

Land use rights acquired through payments of land use fees, are initially recorded at cost and amortised using the straight-line method over the land use rights period of 30 to 50 years. Effective from 1 January 2001, when construction takes place on the land and the construction is for the own use of the Company and its Subsidiaries, the carrying amount of the land use rights is transferred into the construction-in-progress account. Land use rights acquired prior to 1 January 2001 and being used in construction projects remain presented in intangible assets and are not reclassified.

(b) Goodwill

Goodwill arising from the acquisition of power plants is amortised on the straight-line method over the estimated beneficial period that was determined based on the specific circumstances when the acquisition incurred.

2. Principal Accounting Policies, Accounting Estimates and Basis of Preparation of Consolidated Financial Statements (Cont'd)

(14) Intangible assets and amortisation (Cont'd)

(c) Resource use rights

Resource use rights include road and water resource point use rights, which are recorded at actual cost and amortised on the straight-line method over the estimated useful lives.

(d) Impairment provision of intangible assets

For individual intangible assets for which there are indications or changes in circumstances showing that the carrying amounts are higher than their recoverable amounts, the Company and its Subsidiaries will perform an impairment test on such assets. If the carrying amount of such assets is higher than its recoverable amount, the excess is recognised as an impairment loss. If there is any indication showing those factors that led to an impairment provision in prior years has changed, and the recoverable amount of the assets has become larger than its carrying amount, the provision for impairment is reversed to the extent of the impairment recognised in prior years. The increased carrying amount of the intangible assets should not exceed the carrying amount that would have been determined had no impairment loss been recognised for the assets in prior years.

(15) Long-term deferred expenses

Expenses incurred during the Company and its Subsidiaries' pre-operating period are recorded as long-term prepaid expenses and will be expensed in the first month of commercial operations.

(16) Other long-term assets

Other long-term assets are coal mine exploration costs, which are stated as cost and are reduced to their recoverable amounts should an impairment arise.

2. Principal Accounting Policies, Accounting Estimates and Basis of Preparation of Consolidated Financial Statements (Cont'd)

(17) Borrowing costs

Borrowing costs, including interest and exchange differences incurred in connection with specific borrowings obtained for the acquisition or construction of fixed assets are capitalised as costs of the fixed assets when capital expenditures and borrowing costs are incurred and the activities have commenced to enable the assets to be ready for their intended use. The capitalisation of borrowing costs ceases when the assets are ready for their intended use. Borrowing costs incurred thereafter are expensed. Capitalisation of borrowing costs should be suspended during periods in which the acquisition or construction of a fixed asset is interrupted abnormally, and the interruption period is more than 3 months. These costs should be recognised as expenses for the current period until the acquisition or construction is resumed.

Ancillary costs incurred in connection with the arrangement of specific borrowings before the relevant fixed asset being acquired or constructed is ready for its intended use should be capitalised in the period in which they are incurred. Ancillary costs incurred thereafter should be recognised as an expense in the period in which they are incurred.

The capitalised interest for each accounting period is determined by using the weighted average amount of accumulated expenditure incurred in that period for the acquisition or construction of fixed assets and the weighted average capitalisation rate of the borrowings. The amount of interest capitalised during a period shall not exceed the amount of interest incurred during that period.

Interest incurred in connection with other borrowings are expensed as incurred.

(18) Convertible bonds

Convertible bonds in issue are recognised as a liability based on the actual issue price.

Interest expenses arising from the convertible bonds are accrued in each accounting period. Interest expenses and issue costs are capitalised or expenses depending on the usage of the bond proceeds.

Convertible bonds are treated as normal bonds payable before conversion. When bond holders exercise their conversion rights to convert the bonds into stock, the consequent share capital is calculated based on the number of convertible shares and face value of the stock. The difference between the carrying value of convertible bonds and the converted share capital is recorded as capital surplus.

2. Principal Accounting Policies, Accounting Estimates and Basis of Preparation of Consolidated Financial Statements (Cont'd)

(19) Government grants

Government grants represent the Company and its Subsidiaries' cash receipts from the environmental protection authorities in relation to the specific construction for environmental protection purpose. Upon completion of such projects, the portion of government grants that forms the cost of the relevant assets is transferred to capital surplus.

(20) Dividend distribution

The cash dividends proposed by the Board of Directors during the period between the balance sheet date and the approval of these financial statements are presented as "proposed cash dividends" in shareholders' equity. Cash dividends appropriation is recognised as a liability in the period in which the proposed dividends are approved by the general meeting of shareholders.

(21) Revenue recognition

Revenue from main operations represents amounts earned from electricity sold and transmitted to the respective provincial or regional grid companies or for heat sold to heat companies, net of Value Added Tax ("VAT"). Operating revenue is recognised upon transmission of electricity and heat to the customers.

Interest income from deposits placed with banks and other financial institutions is recognised on a time proportion basis taking into account deposit balances and the effective yield.

Subsidies are recognised when received.

(22) Operating leases

Leases of assets where all the risks and rewards incident to ownership of the assets are not in substance transferred to the lessees are classified as operating leases.

Payments made under operating leases are expensed on a straight-line basis over the period of the leases.

2. Principal Accounting Policies, Accounting Estimates and Basis of Preparation of Consolidated Financial Statements (Cont'd)

(23) Employee social security benefits

The Company and its Subsidiaries participate in employee social security plans, including pension, medical, housing and other welfare benefits, established and managed by the local government authorities. Except for the above social security benefits, the Company and its Subsidiaries have no other substantial commitments to employees.

According to the relevant regulations, the premiums and welfare benefit contributions that should be borne by the Company and its Subsidiaries are calculated based on certain percentages (33% to 47%) of the total salary of employees (or on other basis), subject to a certain ceiling, and are paid to the labor and social welfare authorities. Contributions to the plans are capitalised as construction-in-progress or expensed as incurred.

(24) Accounting for income taxes

The Company and its Subsidiaries account for enterprise and local income taxes using the tax payable method. Tax expense is recognised based on current period taxable income and tax rates.

(25) Consolidation of financial statements

The scope of consolidated financial statements includes the Company, subsidiaries and jointly controlled entity. Such consolidated financial statements are prepared in accordance with CaiKuaiZi[1995] No. 11 "Tentative Regulations for Consolidated Financial Statements", "Accounting System for Business Enterprises" and relevant regulations issued by the Ministry of Finance of the PRC (the "MOF").

The revenue, costs and profit of a subsidiary is consolidated from the date on which control is obtained by the Company and cease to be consolidated once the control is lost. All material intercompany balances, transactions and unrealised gains among the Company and its Subsidiaries are eliminated upon consolidation. Minority interests in the consolidated financial statements represent the portion of the shareholders' equity of the subsidiaries that are not owned by the Company.

The Company combines its share of the jointly controlled entity's assets, liabilities, revenue, expenses, profit and cash flows by proportionate consolidation method. Internal transactions are eliminated proportionately.

When the accounting policies adopted by subsidiaries and jointly controlled entity are not consistent with those adopted by the Company and such inconsistency has material impact on the consolidated financial statements, accounting policies of subsidiaries and jointly controlled entity are adjusted to ensure consistency with the policies adopted by the Company.

When preparing consolidated financial statements, the amount of the Company's investments on subsidiaries using equity method should be offset by the Company's share in subsidiaries' equity. Consolidated difference in value caused by such offsetting is separately shown as "Consolidated difference in value" in long-term investments.

3. Taxation

(1) Enterprise and local income taxes

Taxable income represents the net value of revenue deducted by costs, expenses and other gains and losses, taking into account adjustments made according to tax regulation. Enterprise and local income taxes are assessed based on taxable income and applicable tax rates. For details of the applicable tax rates of the Company and its Subsidiaries, please refer to Note 5 (14).

(2) VAT

The Company and its Subsidiaries are subject to output VAT levied at 17%, except for heat sales subject to output VAT levied at 13% and the electricity sales of Hebei Datang International Huaze Hydropower Development Company Limited ("Huaze Hydropower Company") and the electricity and industrial water supply sales of Inner Mongolia Datang International Duolun Hydropower Multiple Development Company Limited ("Duolun Hydropower Company") are levied at 6%.

Except for Huaze Hydropower Company and Duolun Hydropower Company, the Company and its Subsidiaries' input VAT on purchase of raw materials, fuel and other production materials can be deducted from output VAT. VAT payable is the net difference between output and deductible input VAT.

(All amounts expressed in thousands of Rmb unless otherwise stated)

4. Subsidiaries And Jointly Controlled Entity

The Company's subsidiaries, jointly controlled entity of the company and its consolidation scope are detailed as follows:

Name of subsidiaries	Place and date of incorporation	Registered capital	Principal activities	Percentage of equity interest held by the Company directly	Investment contributed by the Company	Included in consolidated financial statements
Inner Mongolia Datang International Tuoketuo Power Generation Company Limited ("Tuoketuo Power Company")*	17 November 1995, Hohhot, Inner Mongolia Autonomous Region	1,714,020	Power generation	60%	1,028,414	Yes
Tianjin Datang International Panshan Power Generation Company Limited ("Panshan Power Company")	6 August 1997, Jixian, Tianjin	831,253	Power generation	75%	623,440	Yes
Huaze Hydropower Company	29 July 1998, Fengning, Hebei Province	59,162	Power generation	90.43%	53,500	Yes
Shanxi Datang International Shentou Power Generation Company Limited ("Shentou Power Company")	8 December 1998, Shuozhou, Shanxi Province	748,520	Power generation	60%	449,400	Yes
Shanxi Datang International Yungang Thermal Power Company Limited ("Yungang Thermal Power Company")	14 July 2000, Datong, Shanxi Province	250,000	Power generation, heat supply	80%	200,000	Yes
Yunnan Datang International Honghe Power Generation Company Limited ("Honghe Power Company")	27 April 2001, Kaiyuan, Yunnan Province	414,550	Power generation	70%	290,190	Yes

(All amounts expressed in thousands of Rmb unless otherwise stated)

4. Subsidiaries And Jointly Controlled Entity (Cont'd)

Name of subsidiaries	Place and date of incorporation	Registered capital	Principal activities	Percentage of equity interest held by the Company directly	Investment contributed by the Company	Included in consolidated financial statements
Gansu Datang International Liancheng Power Generation Company Limited ("Liancheng Power Company")*	18 August 2001, Yongdeng, Gansu Province	98,000	Power generation	55%	151,530	Yes
Hebei Datang International Tangshan Thermal Power Company Limited ("Tangshan Thermal Power Company")	21 February 2002, Tanshan, Hebei Province	380,264	Power generation, heat supply	80%	304,211	Yes
Yunnan Datang International Nalan Hydropower Development Company Limited ("Nalan Hydropower Company")*	30 October 2002, Jinping, Yunnan Province	28,477	Hydropower generation	51%	44,250	Yes
Yunnan Datang International Lixianjiang Hydropower Development Company Limited ("Lixianjiang Hydropower Company")	8 November 2002, Simao, Yunnan Province	260,000	Hydropower generation	70%	182,000	Yes
Shanxi Datang International Yuncheng Power Generation Company Limited ("Yuncheng Power Company")*	28 March 2003, Yuncheng, Shanxi province	99,625	Power generation (under construction)	80%	129,700	Yes
Chongqing Pengshui Hydropower Development Company Limited ("Pengshui Hydropower Company") **	28 August 2003, Pengshui, Chongqing	125,000	Hydropower generation (under construction)	40%	248,900	Yes

(All amounts expressed in thousands of Rmb unless otherwise stated)

4. Subsidiaries And Jointly Controlled Entity (Cont'd)

Name of subsidiaries	Place and date of incorporation	Registered capital	Principal activities	Percentage of equity interest held by the Company directly	Investment contributed by the Company	Included in consolidated financial statements
Jiangsu Datang International Lvsigang Power Generation Company Limited ("Lvsigang Power Company")*	18 September 2003, Qidong, Jiangsu Province	50,000	Power generation (preconstruction)	90%	119,000	Yes
Guangdong Datang International Chaozhou Power Generation Company Limited ("Chaozhou Power Company")*	15 November 2003, Chaozhou, Guangdong Province	30,000	Power generation	75%	135,000	Yes
Fujian Datang International Ningde Power Generation Company Limited ("Ningde Power Company")*	2 December 2003, Ningde, Fujian Province	250,000	Power generation	51%	188,700	Yes
Datang Hong Kong	3 December 2004, Hong Kong	23,511	Power related consulting services	100%	23,511	Yes
Chongqing Datang International Wulong Hydropower Development Company Limited ("Wulong Hydropower Company")	24 January 2005, Wulong, Chongqing	50,000	Power generation (under construction)	51%	25,500	Yes
Yunnan Datang International Wenshan Hydropower Development Company Limited ("Wenshan Hydropower Company")	8 April 2005, Wenshan, Yunnan Province	60,000	Hydropower generation (under construction)	60%	36,000	Yes
Hebei Datang International Wangtan Power Generation Company Limited ("Wangtan Power Company")	17 January 2006, Tangshan, Hebei Province	450,000	Power generation	70%	315,000	Yes

(All amounts expressed in thousands of Rmb unless otherwise stated)

4. Subsidiaries And Jointly Controlled Entity (Cont'd)

Name of subsidiaries	Place and date of incorporation	Registered capital	Principal activities	Percentage of equity interest held by the Company directly	Investment contributed by the Company	Included in consolidated financial statements
Chongqing Datang International Shizhu Power Generation Company Limited ("Shizhu Power Company")	13 March 2006, Shizhu, Chongqing	10,000	Power generation (pre construction)	70%	7,000	Yes
Duolun Hydropower Company	28 March 2006, Duolun, Inner Mongolia Autonomous Region	28,520	Hydropower generation, water supply	51%	14,550	Yes
Sichuan Datang International Ganzi Hydropower Development Company Limited ("Ganzi Hydropower Company")	3 July 2006, Ganzi, Sichuan Province	50,000	Hydropower generation (pre construction)	80%	40,000	Yes
Datang International Chemistry Technique Development Company Limited ("Chemistry Technique Development Company")	17 August 2006, Fengtai District, Beijing	50,000	Coal related service	100%	50,000	Yes
Beijing Datang Fuel Company Limited ("Fuel Company")	8 December 2006, Xicheng District, Beijing	80,000	Coal sales, Investment management, Technique service	100%	80,000	Yes
Inner Mongolia Datang International Zhuozi Wind Power Company Limited ("Zhuozi Wind Power Company")	31 December 2006, Zhuozi, Inner Mongolia Autonomous Region	20,000	Wind power (pre construction)	100%	20,000	Yes
					4,759,796	

(All amounts expressed in thousands of Rmb unless otherwise stated)

4. Subsidiaries And Jointly Controlled Entity (Cont'd)

Name of subsidiaries	Place and date of incorporation	Registered capital	Principal activities	Percentage of equity interest held by the Company directly	Investment contributed by the Company	Included in consolidated financial statements
Hebei Yuzhou Energy Multiple Development Company Limited ("Yuzhou Energy Company) ***	29 September 2005, Yuzhou, Hebei Province	400,000	Railway transportation	50%	200,000	Yes
					200,000	

* The investors of the Company's subsidiaries which are under construction or newly commenced commercial operations make capital injections according to the progress of the construction and total amount of investment incurred for the projects. The proportion of capital injection of the investors is not strictly in line with their share of equity interest before the completion of all capital injections. The registered capital of these subsidiaries will be changed as required in future.

** On 20 July 2006, the Company entered into an agreement with Chongqing Energy Investment Group Company, who owns 12% of the equity interest of Pengshui Hydropower Company. Pursuant to this agreement, the Company obtained effective control over the determination of financial and operating policies in Pengshui Hydropower Company. Hence, therefore Chongqing Hydropower Company has been accounted for as a subsidiary of the Company from 20 July 2006.

*** Pursuant to the articles of association of Yuzhou Energy Company, the Company and the other investors have joint control in Yuzhou Energy Company. Hence, it is included in the consolidated financial statements by proportionate consolidation method.

5. Notes to the Consolidated Financial Statements

(1) Cash

	31 December 2006	31 December 2005
Cash	**475**	586
Bank deposits	**4,450,809**	1,028,753
	4,451,284	1,029,339

The above represents the balances of cash and cash equivalents.

(All amounts expressed in thousands of Rmb unless otherwise stated)

5. Notes to the Consolidated Financial Statements (Cont'd)

(1) Cash (Cont'd)

As at 31 December 2006, cash comprises the following foreign currency balances:

Currency	Original currency amount	Exchange rate	Rmb equivalent
USD	6,051	7.8087	47,251
Rmb	6,849	1.0047	6,881
			54,132

(2) Notes receivable

As at 31 December 2006, all the notes receivable of the Company and its Subsidiaries were bank acceptance notes receivable. There were no pledges or discount on these notes.

(3) Accounts receivable and other receivables

(a) Accounts receivable

	31 December 2006	31 December 2005
Electricity sales receivable	**3,260,853**	1,386,448
Heat sales receivable	**74,801**	23,080
Other	**1,875**	–
	3,337,529	1,409,528

	31 December 2006			31 December 2005		
Ageing	**Amount**	**Percentage (%)**	**Bad debt provision**	Amount	Percentage (%)	Bad debt provision
Within 1 year	**3,336,839**	**99.9%**	**–**	1,409,528	100.0%	–
Over 1 year	**690**	**0.1%**	**–**	–	–	–
	3,337,529	**100.0%**	**–**	1,409,528	100.0%	–

(All amounts expressed in thousands of Rmb unless otherwise stated)

5. Notes to the Consolidated Financial Statements (Cont'd)

(3) Accounts receivable and other receivables (Cont'd)

(a) Accounts receivable (Cont'd)

Accounts receivable of the Company and its Subsidiaries mainly include the receivables from NCG, State Grid Company ("SGCC") and other regional or provincial grid companies arising from tariff revenue. The tariff revenue is settled on a monthly basis according to the payment stipulations in the power purchase agreements.

As at 31 December 2006, the five aggregate balance of largest accounts receivable amounted to Rmb 3,055,329,000, representing 91.54% of total accounts receivable.

(b) Other receivables

	31 December 2006	31 December 2005
Other receivables	**323,630**	291,438
Less: Bad debt provision	**(1,835)**	(1,833)
	321,795	289,605

Ageing analysis of other receivables and bad debt provision is as follows:

	31 December 2006			31 December 2005		
Ageing	**Amount**	**Percentage (%)**	**Bad debt provision**	Amount	Percentage (%)	Bad debt provision
Within 1 year	**123,580**	**38.2%**	**(2)**	242,096	83.1%	-
Between 1 to 2 years	**162,180**	**50.1%**	**-**	14,400	4.9%	-
Between 2 to 3 years	**5,465**	**1.7%**	**-**	2,621	0.9%	(96)
Over 3 years	**32,405**	**10.0%**	**(1,833)**	32,321	11.1%	(1,737)
	323,630	**100.0%**	**(1,835)**	291,438	100.0%	(1,833)

(All amounts expressed in thousands of Rmb unless otherwise stated)

5. Notes to the Consolidated Financial Statements (Cont'd)

(3) Accounts receivable and other receivables (Cont'd)

(b) Other receivables (Cont'd)

As at 31 December 2006 and 31 December 2005, there were no other receivables from shareholders who held 5% or more of the equity interest in the Company.

As at 31 December 2006, the aggregate balance of five largest other receivables amounted to Rmb 149,622,000 (31 December 2005: Rmb 71,392,000), representing 46% (31 December 2005: 24%) of total other receivables.

As at 31 December 2006, the Company and its Subsidiaries' other receivables aged over 1 year mainly related to a project guarantee deposit receivable from a local government. There are no pledges or interest due on this deposit. It is repayable upon completion of the relevant project and therefore no bad debt provision has been made on this receivable.

Please refer to Note 7 (6) for details of related party balances.

(4) Advances to suppliers

	31 December 2006		31 December 2005	
Ageing	Amount	Percentage (%)	Amount	Percentage (%)
Within 1 year	**337,475**	**87.0%**	175,760	86.7%
Between 1-2 year	**47,232**	**12.2%**	25,280	12.5%
Between 2-3 year	**1,548**	**0.4%**	1,655	0.8%
Over 3 years	**1,655**	**0.4%**	–	–
	387,910	**100.0%**	202,695	100.0%

Advances to suppliers mainly represent prepayments for the purchase of coal. As at 31 December 2006 and 31 December 2005, there were no advances paid to shareholders holding 5% or more of the equity interest in the Company.

(All amounts expressed in thousands of Rmb unless otherwise stated)

5. Notes to the Consolidated Financial Statements (Cont'd)

(5) Inventories

	31 December 2006	31 December 2005
Fuel	**391,005**	394,605
Spare parts and materials for repairs and maintenance	**415,960**	298,414
	806,965	693,019

There were no provisions for impairment on inventory as at 31 December 2006 and 31 December 2005.

During the year ended 31 December 2006, the cost of inventories charged to cost of sales and expenses amounted to Rmb10,828,642,000 in 2006 (2005: Rmb7,652,358,000).

(6) Long-term equity investments

	Investment in jointly controlled entity (a)	Other long-term equity investment (b)	Consolidation difference in value (c)	Total
31 December 2005	793,315	306,294	–	1,099,609
Current year additions	260, 987	538,149	57,251	856,387
Share of results of investments	14,796	–	–	14,796
Cash dividends declared	(2,017)	–	–	(2,017)
Amortisation of difference between investment cost and share of net assets	–	–	(5,725)	(5,725)
Changes in consolidation scope-Pengshui hydropower company (Note 4)	(248,900)	–	–	(248,900)
Reclassification ((a)(ii))	(69,714)	69,714	–	–
31 December 2006	748,467	914,157	51,526	1,714,150

There were no provisions for impairment of long-term investments as at 31 December 2006 and 31 December 2005.

The long-term investments of the Company and its Subsidiaries are not subject to any restriction on conversion into cash or remittance of investment income.

As at 31 December 2006 and 31 December 2005, total long-term investments accounted for 7.56% and 6.12% of the consolidated net assets, respectively.

For the year ended 31 December 2006
(Prepared in accordance with PRC Accounting Standard)
(All amounts expressed in thousands of Rmb unless otherwise stated)

5. Notes to the Consolidated Financial Statements (Cont'd)

(6) Long-term equity investments (Cont'd)

a) *Investment in associates*

Associate of the Company	Investment period	Registered capital	Percentage of equity interest held 31 December 2005	Percentage of equity interest held 31 December 2006	Amount of investment 31 December 2005	Amount of investment Current year additions	Amount of investment Changes in consolidation scope-Pengshui Hydropower Company (Note 4)	Amount of investment Reclassification (a)(i)	Amount of investment 31 December 2006	Accumulated equity movement 31 December 2005	Accumulated equity movement Share of current year result	Accumulated equity movement Cash dividends declared	Accumulated equity movement Current year amortisation of difference between investment cost and share of net assets	Accumulated equity movement 31 December 2006	Carrying amount 31 December 2005	Carrying amount 31 December 2006	Principal activity
North China Electric Power Research Institute Company Limited ("NCEPRI")	50 years	100,000	30%	30%	30,000	-	-	-	30,000	34,283	6,175	(1,200)	-	39,258	64,283	69,258	Power related technology services
Beijing Texin Datang Heat Company Limited ("Datang Texin")	25 years	172,800	49%	49%	84,672	-	-	-	84,672	(22,118)	(12,409)	-	-	(34,527)	62,554	50,145	Provision of heat transfer service
Chongqing Pengshui Hydropower Company Hydropower Development Company Limited ("Pengshui Hydropower Company")(i)	Unlimited duration	125,000	40%	40%	150,000	98,900	(248,900)	-	-	-	-	-	-	-	150,000	-	
Ningxia Datang International Daba Power Generation Company Limited ("Daba Power Company")	25 years	40,000	45%	45%	18,000	-	-	-	18,000	-	-	-	-	-	18,000	18,000	Power generation (pre-construction)
Tongfang Investment Company Limited	50 years	550,000	36.36%	36.36%	200,000	-	-	-	200,000	6,585	3,415	-	-	10,000	206,585	210,000	Project investment and management
Tongmei Datang Tashan Coal mine Company Limited ("Tashan Coal Mine")	Unlimited duration	385,790	28%	28%	108,020	-	-	-	108,020	-	-	-	-	-	108,020	108,020	Coal mining (Pre-construction)
Tangshan Huaxia Datang Fuel Company Limited	10 years	20,000	30%	30%	6,000	-	-	-	6,000	959	838	(817)	-	980	6,959	6,980	Fuel trading
China Datang Group Finance Company Limited ("Datang Finance")	Unlimited duration	500,000	20%	20%	100,000	-	-	-	100,000	-	14,267	-	-	14,267	100,000	114,267	Provision of financial services

(All amounts expressed in thousands of Rmb unless otherwise stated)

5. Notes to the Consolidated Financial Statements (Cont'd)

(6) Long-term equity investments (Cont'd)

a) *Investment in associates (Cont'd)*

Associate of the Company	Investment period	Registered capital	Percentage of equity interest held		Amount of investment					Accumulated equity movement					Carrying amount		Principal activity
			31 December 2005	31 December 2006	31 December 2005	Current year additions	Changes in consolidation scope-Pengshui Hydropower Company (Note 4)	Reclassification (ii)	31 December 2006	31 December 2005	Share of current year result	Cash dividends declared	Current year amortisation of difference between investment cost and share of net assets	31 December 2006	31 December 2005	31 December 2006	
Tongmei Datang Tashan Power Generation Company Limited	Unlimited duration	260,000	-	40%	-	64,000	-	-	64,000	-	-	-	-	-	-	64,000	Power generation (under-construction)
Fujian Ningde Nuclear Power Company Limited	50 years	200,000	-	49%	-	98,000	-	-	98,000	-	-	-	-	-	-	98,000	Nuclear power generation (pre-construction)
Subtotal					696,692	260,900	(248,900)	-	708,692	19,709	12,286	(2,017)	-	29,978	716,401	738,670	
Associate of the Company's subsidiaries																	
Tongmei Datang Multiple Utilisation Thermal Power Company Limited ("Tongmei Thermal Power Company") * (ii)	Unlimited duration	20,000	20%	14%	69,714	-	-	(69,714)	-	-	-	-	-	-	69,714	-	Power generation (under-construction)
Qian'an Datang Thermal Power Company Limited ("Qian'an Power Company") (iii)	Unlimited duration	20,000	36%	36%	7,200	-	-	-	7,200	-	-	-	-	-	7,200	7,200	Power generation (under-construction)
Hongda technology Company Limited (iv)	20 years	360	-	35%	-	87	-	-	87	-	2,510	-	-	2,510	-	2,597	Technology service related power generation
Subtotal					76,914	87	-	(69,714)	7,287	-	2,510	-	-	2,510	76,914	9,797	
Total					773,606	260,987	(248,900)	(69,714)	715,979	19,709	14,796	(2,017)	-	32,488	793,315	748,467	

* The investors of these companies make capital injections according to the progress of the construction. The proportion of capital injection of the investors is not strictly in line with their share of equity interest before the completion of all capital injections. The registered capital of these subsidiaries will be adjusted as required in future.

(i) Pengshui Hydropower Company has been accounted for as a subsidiary of the Company from 20 July 2006 (Notes 4).

(ii) During 2006, Tongmei Thermal Power Company received additional capital injections from all of its investors other than Yungang Thermal Power Company. Consequently, Yungang Thermal Power Company's share of equity interest decreased from 20% to 14% and it ceased to have the ability to cast significant influence over Tongmei Thermal Power Company. Following the reduction of the share of equity interest the investment in Tongmei Thermal Power Company has been treated as an available-for-sale investment.

(iii) Qian'an Power Company was an associate of Tangshan Thermal Power Company.

(iv) Hongda Technology Company Limited was an associate of Datang Hong Kong.

(All amounts expressed in thousands of Rmb unless otherwise stated)

5. Notes to the Consolidated Financial Statements (Cont'd)

(6) Long-term equity investments (Cont'd)

(b) Other equity investments

As at 31 December 2006, other equity investments are stated at cost and detailed as following:

		Investment period	**31 December 2006**	31 December 2005
China Continent Property & Casualty Insurance Company Limited ("CCPC")	(i)	Unlimited duration	**103,000**	103,000
Daqin Railway Company Limited ("Daqin Railway")	(ii)	Unlimited duration	**496,149**	150,000
Tanggang Railway Company Limited ("Tanggang Railway")	(iii)	53 years	**240,000**	48,000
Tongmei Thermal Power Company ((a)(ii))		Unlimited duration	**69,714**	-
Others		30 years-unlimited duration	**5,294**	5,294
			914,157	306,294

(i) This is a 5.81% unlisted equity investment in CCPC. The principal activity of CCPC is to provide insurance service in the PRC, including property loss insurance, liability insurance, credit insurance and other insurance services.

(ii) This represents a 1.29% equity interest in Daqin Railway. The principal activity of Daqin Railway is to provide railway transportation services. Daqin Railway issued A shares on the Shanghai Stock Exchange on 1 August 2006, and as at 31 December 2006, its share price is Rmb8.1 per share.

(iii) This represents a 14.97% unlisted equity investment in Tanggang Railway. The principal activity of Tanggang Railway is to provide railway transportation services.

(All amounts expressed in thousands of Rmb unless otherwise stated)

5. Notes to the Consolidated Financial Statements (Cont'd)

(6) Long-term equity investments (Cont'd)

(b) Other equity investments (Cont'd)

Company name	Share of equity interest 31 December 2005	Share of equity interest 31 December 2006	Investment cost 31 December 2005	Addition	31 December 2006
Daqin Railway	0.98%	**1.29%**	150,000	346,149	**496,149**

As at 31 December 2006, based on the closing price quoted from Shanghai Stock Exchange on the last trading day, the market value of the above listed shares approximated Rmb1,356,175,000 (167,429,000 shares).

(c) Consolidation difference in value

Consolidated difference in value arose from the acquisition of Hebei Shayu Railwayu Company ("Shayu Railway") (Note 5 (27)) by Yuzhou Energy Company, a jointly controlled entity of the Company. The original cost of the difference between the acquisition consideration and the share of the investee's equity is shown as follows:

Name of investee	Original cost	Amortisation period	Accumulated amortisation	31 December 2005	Current year addition	Amortisation charged for the year	31 December 2006
Shayu Railway	57,251	10 years	(5,725)	-	57,251	(5,725)	**51,526**

(All amounts expressed in thousands of Rmb unless otherwise stated)

5. Notes to the Consolidated Financial Statements (Cont'd)

(7) Fixed assets and accumulated depreciation

	Dam	Buildings	Electricity utility plants in service	Transportation, office equipment and others	Total
Cost					
31 December 2005	-	1,997,329	40,754,018	880,090	43,631,437
Reclassification	-	894,318	(890,292)	(4,026)	-
Changes in consolidation scope					
– Pengshui Hydropower Company (Note 4)	-	183,669	-	37,244	220,913
Transfers from construction-in-progress	852,467	6,319,931	18,450,712	1,073,308	26,696,418
Acquisition (Note 5(26))	-	33,315	-	463,078	496,393
Current year other additions	-	101,840	267,715	89,521	459,076
Current year deductions	-	(7,203)	(9,307)	(15,629)	(32,139)
31 December 2006	852,467	9,523,199	58,572,846	2,523,586	71,472,098
Accumulated depreciation					
31 December 2005	-	(116,925)	(11,629,328)	(382,596)	(12,128,849)
Reclassification	-	(40,176)	40,176	-	-
Changes in consolidation scope					
– Pengshui Hydropower Company (Note 4)	-	(10,543)	-	(5,726)	(16,269)
Acquisition (Note 5(26))	-	(3,627)	-	(25,391)	(29,018)
Current year depreciation	(12,432)	(296,236)	(3,669,811)	(134,514)	(4,112,993)
Current year deductions	-	967	7,580	10,141	18,688
31 December 2006	(12,432)	(466,540)	(15,251,383)	(538,085)	(16,268,441)
Net book value					
31 December 2006	840,035	9,056,659	43,321,463	1,985,503	55,203,657
31 December 2005	-	1,880,404	29,124,690	497,494	31,502,588

(All amounts expressed in thousands of Rmb unless otherwise stated)

5. Notes to the Consolidated Financial Statements (Cont'd)

(7) Fixed assets and accumulated depreciation (Cont'd)

As at 31 December 2006, the original cost of fully depreciated fixed assets that were still in use amounted to Rmb3,351,422,000 (31 December 2005: Rmb474,984,000).

As at 31 December 2006 and 31 December 2005, there was no indication of impairment of the plant, property and equipment of the Company and its Subsidiaries and therefore no provision for impairment loss was made.

As at 31 December 2006 and 2005, no fixed assets were pledged to secure the Company and its Subsidiaries' borrowings.

(8) Construction materials

	31 December 2006	31 December 2005
Specific materials	**250,126**	833,065
Specific equipments	**467,398**	723,480
Prepayment for major equipments	**3,683,175**	7,244,670
Others	**32,883**	109,724
	4,433,582	8,910,939

(9) Construction-in-progress

Projects	Budget	31 December 2005	Changes in consolidation scope	Acquisition (Note 5 (26))	Current year additions	Transfers to fixed assets during current year	31 December 2006	Source of financing	The portion of accumulated investments (including construction materials) to total budget
Shentou coal-fired power project	4,729,020	70,367	-	-	254,072	(306,204)	18,235	borrowings from financial institutions and paid-in capital	100%
Honghe coal-fired power project	2,738,630	948,436	-	-	1,410,697	(2,259,726)	99,407	borrowings from financial institutions and paid-in capital	100%

(All amounts expressed in thousands of Rmb unless otherwise stated)

5. Notes to the Consolidated Financial Statements (Cont'd)

(9) Construction-in-progress (Cont'd)

Projects	Budget	31 December 2005	Changes in consolidation scope	Acquisition (Note 5 (26))	Current year additions	Transfers to fixed assets during current year	31 December 2006	Source of financing	The portion of accumulated investments (including construction materials) to total budget
Lixianjiang hydropower project	10,137,051	2,467,010	-	-	1,520,739	(779,879)	3,207,870	borrowings from financial institutions and paid-in capital	45%
Nalan hydropower project	866,830	675,083	-	-	146,525	(821,412)	196	borrowings from financial institutions and paid-in capital	100%
Ningde coal-fired power project	10,607,300	2,576,116	-	-	3,120,380	(4,881,989)	814,507	borrowings from financial institutions and paid-in capital	55%
Chaozhou coal-fired power project	10,817,000	1,665,423	-	-	3,771,955	(5,062,105)	375,273	borrowings from financial institutions and paid-in capital	52%
TuoketuoIV coal-fired power project	4,690,880	630,401	-	-	2,782,623	-	3,413,024	borrowings from financial institutions and paid-in capital	77%
Wushashan coal-fired power project	9,968,260	3,365,927	-	-	3,662,423	(6,782,120)	246,230	borrowings from financial institutions and paid-in capital	100%
Wangtan coal-fired power project	4,756,640	4,282,983	-	-	329,620	(4,514,168)	98,435	borrowings from financial institutions and paid-in capital	100%

(All amounts expressed in thousands of Rmb unless otherwise stated)

5. Notes to the Consolidated Financial Statements (Cont'd)

(9) Construction-in-progress (Cont'd)

Projects	Budget	31 December 2005	Changes in consolidation scope	Acquisition (Note 5 (26))	Current year additions	Transfers to fixed assets during current year	31 December 2006	Source of financing	The portion of accumulated investments (including construction materials) to total budget
Yuncheng coal-fired power project	4,850,060	52,455	-	-	872,882	-	925,337	borrowings from financial institutions and paid-in capital	37%
Wenshan hydropower project	2,058,274	101,690	-	-	233,283	-	334,973	borrowings from financial institutions and paid-in capital	17%
Wulong hydropower project	6,903,210	131,451	-	-	466,954	(17,851)	580,554	borrowings from financial institutions and paid-in capital	9%
Pengshui hydropower project	12,150,980	-	2,938,176	-	1,053,486	-	3,991,662	borrowings from financial institutions and paid-in capital	37%
Renovation and others	-	1,572,636	-	3,477	3,445,412	(1,270,964)	3,750,561	borrowings from financial institutions and self financed fund	
		18,539,978	2,938,176	3,477	23,071,051	(26,696,418)	17,856,264		
Including: Capitalised borrowing costs		830,214	203,235	-	666,644	(1,087,669)	612,424		

For the year ended 31 December 2006, the average capitalisation rate was 5.47% per annum (for the year ended 31 December 2005: 4.99%).

As at 31 December 2006 and 31 December 2005, there was no indication of impairment of the construction-in-progress of the Company and its Subsidiaries therefore no provision for impairment loss was made.

(All amounts expressed in thousands of Rmb unless otherwise stated)

5. Notes to the Consolidated Financial Statements (Cont'd)

(9) Construction-in-progress (Cont'd)

Pursuant to Document No.32 issued by National Development and Reform Commission ("NDRC") in November 2004, the State government has tightened its control over the construction of power plants that have not received the relevant government approvals. The directors of the Company and its Subsidiaries have assessed the approval requirements of Document No.32 and are of the opinion that their power plants under construction that are affected by Document No.32 will ultimately obtain approval from NDRC.

(10) Intangible assets

	Land use rights	Goodwill *	Resource use rights	Others	Total
Cost					
31 December 2005	360,611	57,363	20,000	9,900	447,874
Current year additions	41,523	-	8,646	8,558	58,727
31 December 2006	402,134	57,363	28,646	18,458	506,601
Amortisation					
31 December 2005	(63,863)	(29,394)	(333)	(824)	(94,414)
Current year amortisation	(8,136)	(6,314)	(2,648)	(3,167)	(20,265)
31 December 2006	(71,999)	(35,708)	(2,981)	(3,991)	(114,679)
Net book value					
31 December 2006	330,135	21,655	25,665	14,467	391,922
31 December 2005	296,748	27,969	19,667	9,076	353,460
Remaining amortisation period	23-50 years	5 years	9 years	2-8 years	
Obtained through	Purchase	Acquisition	Purchase	Purchase	

* Goodwill represents the excess of the cost of the Company's acquisition of Zhangjiakou Power Plant Unit 2 acquired in 2000, and will be amortised over 10 years.

As at 31 December 2006 and 31 December 2005, there was no indication of impairment of the intangible assets of the Company and its Subsidiaries therefore no provision for impairment loss was made. No intangible assets were pledged to secure the Company and its Subsidiaries' borrowings.

(All amounts expressed in thousands of Rmb unless otherwise stated)

5. Notes to the Consolidated Financial Statements (Cont'd)

(11) Short-term loans

	31 December 2006	31 December 2005
Bank loans	**8,489,296**	5,530,280
Entrusted loans	**50,000**	–
Other loans	**761,200**	187,000
	9,300,496	5,717,280

As at 31 December 2006, all the short-term bank loans of the Company and its Subsidiaries were denominated in Rmb, bearing interest rates ranging from 4.70% to 5.67% per annum (31 December 2005: 4.52% to 5.84% per annum). Approximately Rmb 2,217,208,000 and Rmb178,092,000 (31 December 2005 – Rmb561,480,000 and 56,000,000) of short-term loans were guaranteed by the Company and the minority shareholders according to their shareholding percentage in the subsidiaries. As at 31 December 2006 loans of Rmb 6,073,996,000 (31 December 2005: Rmb 4,822,800,000) were credit bank loans; loans of Rmb 20,000,000 (2005: Rmb 90,000,000) were pledged with the right to collect of tariffs.

As at 31 December 2006, entrusted loans represent Rmb loans lent by Tianjin Jinneng to Shentou Power Company through Shenzhen Development Bank Tianjin Beichen Branch, with duration of 1 year and bearing interest cost at 5.51% per annum. There are no guarantees or pledges on this loan.

As at 31 December 2006, other short-term loans were credit loans borrowed from Datang Finance, a non-bank financial institution, with no guarantees or pledges, bearing interest rates ranging from 4.86% to 5.51% per annum (31 December 2005: 5.02%).

(12) Notes Payable

All notes payable of the Company and its Subsidiaries were bank acceptance notes.

(All amounts expressed in thousands of Rmb unless otherwise stated)

5. Notes to the Consolidated Financial Statements (Cont'd)

(13) Accounts and other payable

(a) *Accounts payable*

	31 December 2006	31 December 2005
Construction costs and deposits payable to contractors	**5,366,472**	3,234,153
Fuel and material costs payable	**1,296,213**	806,168
Others	**89,536**	39,180
	6,752,221	4,079,501

As at 31 December 2006, there was no accounts payable due to any shareholder holding 5% or more of the equity interest in the Company, and there was no significant accounts payable aged over three years.

(b) *Other payable*

	31 December 2006	31 December 2005
Accrued production costs	**137,355**	43,867
Payable of acquisition consideration to Duolun County Hydropower Company	**50,545**	–
Payables of staff housing maintenance funds	**44,942**	45,428
Cash receipts on behalf for sale of staff quarters	**35,868**	42,049
Withholding tax	**28,867**	23,076
Payables of land use rights	**24,341**	24,341
Payables of social insurance funds	**22,458**	34,971
Freight payables	**11,785**	–
Others	**88,913**	50,513
	445,074	264,245

As at 31 December 2006, other payables aged over 3 years amounting to approximately Rmb 34,844,000 (31 December 2005: Rmb44,239,000) which mainly represented payables in relation to staff housing maintenance funds and cash receipt on behalf for sale of staff quarters.

As at 31 December 2006 and 31 December 2005, there were no other payables due to any shareholders holding 5% or more of the equity interest in the Company except for payables to China Datang of Rmb65,120,000.

Please refer to Note 7 for related party balances.

(All amounts expressed in thousands of Rmb unless otherwise stated)

5. Notes to the Consolidated Financial Statements (Cont'd)

(14) Tax payable

	31 December 2006	31 December 2005
Enterprise income tax payable	**200,456**	128,868
VAT payable	**310,302**	186,074
Others	**35,821**	51,666
	546,579	366,608

During the year ended 31 December 2006, except for Tuoketuo Power Company, Liancheng Power Company, Nalan Hydropower Company, Honghe Power Company, Lixianjiang Hydropower Company and Datang Hong Kong, the applicable income tax rate of the Company and its Subsidiaries was 33%.

Pursuant to document Guo Ban Fa [2001] 73 issued by State Council of PRC and document Cai Shui [2001] 202 issued by the State Administration of Taxation of PRC, Tuoketuo Power Company, Liancheng Power Company, Honghe Power Company, Lixianjiang Hydropower Company and Nalan Hydropower Company, being enterprises set up in the western area of the PRC and engaged in a business encouraged by the government, have been granted a tax concession to pay enterprise income tax at a preferential rate of 15% from 2001 to 2010. Also as newly set up domestic invested enterprises engaged in power generation in the western area of the PRC, Tuoketuo Power Company, Liancheng Power Company and Nalan Hydropower Company are entitled to a two year exemption from income taxes followed by three years of a 50% tax reduction, commencing from the first year of commercial operations.

Tuoketuo Power Company commenced commercial operation in 2003. The applicable enterprise income tax rates approved by the local tax authority in 2005 and 2006 were 0% and 7.5%, respectively.

Liancheng Power Company commenced commercial operation in 2005. The applicable enterprise income tax rate approved by the local tax authority in 2005 and 2006 were 0%.

Nalan Power Company commenced commercial operation in 2006. The applicable enterprise income tax rate approved by the local tax authority in 2006 was 0%.

Honghe Power Company commenced commercial operation in 2006. The applicable enterprise income tax rate approved by the local tax authority in 2006 was 15%.

Lixianjiang Power Company commenced commercial operation in 2006. The applicable enterprise income tax rate approved by the local tax authority in 2006 was 15%.

Datang Hong Kong, as a company registered in Hong Kong, is subject to local income tax levied at 17.5%.

(All amounts expressed in thousands of Rmb unless otherwise stated)

5. Notes to the Consolidated Financial Statements (Cont'd)

(15) Other current liabilities

As at 31 December 2006, other current liabilities represent short-term bonds issued by the Company on 15 September 2006 at par value. The principal of the bonds was Rmb1,000 million, bearing interest at 3.59% with a maturity date within one year. There are no pledges or guarantees on the bonds.

(16) Long-term loans

		31 December 2006	31 December 2005
Long-term bank loans	(a)	**41,490,805**	30,012,563
Other long-term loans	(b)	**1,725,580**	1,691,538
		43,216,385	31,704,101
Less: current portion of long-term loans		**(2,942,804)**	(2,488,884)
		40,273,581	29,215,217

(a) Long-term bank loans

31 December 2006	Foreign currency amount	Exchange rate	Rmb equivalent	Less: Current portion	Total	Interest rate per annum
Credit loans						
- Rmb loans			15,532,402	(424,000)	15,108,402	3.60%-6.156%
Secured loans *						
- Rmb loans			7,142,052	(1,417,650)	5,724,402	3.60%-6.39%
- USD loans	169,538		1,323,871	(374,714)	949,157	
1. Fixed-rate	146,954	7.8087	1,147,518	(327,862)	819,656	4.140%
2. Floating-rate	22,584	7.8087	176,353	(46,852)	129,501	Libor+1.2%
Loans pledged by right of collection of tariff						
- Rmb loans			17,492,480	(625,785)	16,866,695	5.184%-6.156%
Total	169,538		41,490,806	(2,842,149)	38,648,656	

(All amounts expressed in thousands of Rmb unless otherwise stated)

5. Notes to the Consolidated Financial Statements (Cont'd)

(16) Long-term loans (Cont'd)

(a) Long-term bank loans (Cont'd)

31 December 2005	Foreign currency amount	Exchange rate	Rmb equivalent	Less: Current portion	Total	Interest rate per annum
Credit loans						
– Rmb loans			5,380,000	(414,000)	4,966,000	3.60%-6.12%
Secured loans *						
– Rmb loans			9,429,685	(1,392,550)	8,037,135	3.60%-6.12%
– USD loans	267,525	8.0702	2,158,978	(388,309)	1,770,669	
1. Fixed-rate	188,941	8.0702	1,524,788	(326,229)	1,198,559	4.140%
2. Floating-rate	78,584	8.0702	634,190	(62,080)	572,110	Libor+1.2%
Loans pledged by right of collection of tariff						
– Rmb loans			13,043,900	(190,000)	12,853,900	4.698%-5.508%
Total	267,525		30,012,563	(2,384,859)	27,627,704	

* As at 31 December 2006, long-term bank loans of approximately Rmb5,635,934,000 and Rmb 2,829,989,000 were guaranteed by the Company and the other shareholders of the Company's subsidiaries and jointly controlled entities, respectively (31 December 2005: Rmb 7,531,473,000 and Rmb 3,792,190,000, respectively. Approximately Rmb445,000,000 of long-term bank loans as at 31 December 2006 were guaranteed by NCG. Pursuant to the Entities Transfer Agreement entered into between NCG and China Datang, China Datang will assume all of NCG's obligations in relation to the guarantees provided for by the Company and its Subsidiaries. As at 31 December 2006, the loans guaranteed by NCG had been fully repaid.

(All amounts expressed in thousands of Rmb unless otherwise stated)

5. Notes to the Consolidated Financial Statements (Cont'd)

(16) Long-term loans (Cont'd)

(b) *Other long-term loans*

The detailed information of other long-term loans (including current portion) is as follows:

Currency	31 December 2006	31 December 2005
Rmb loans (i)	**189,500**	–
USD loans (ii)	**1,536,080**	1,691,538
	1,725,580	1,691,538
Less: Current portion of other long-term loans	**(100,655)**	(104,025)
	1,624,925	1,587,513

(i) Rmb loans were borrowed from Datang Finance, a non-finance institution and are all guaranteed by the Company. The interest rate is 5.67% per year.

(ii) USD loans were borrowed by MOF from the International Bank for Reconstruction and Development ("World Bank") and were lent on to the Company's subsidiary, Tuoketuo Power Company, for the construction of an electricity utility plant. These loans were unsecured with duration from 1998 to 2017. These loans bore interest at the rate of LIBOR Base Rate plus LIBOR Total Spread as defined in the loan agreement between MOF and World Bank, which approximated 3.99% to 5.75% per annum during the year ended 31 December 2006 (2005-2.03% to 3.99% per annum). In accordance with a guarantee agreement entered into between NCG and MOF, NCG agreed to guarantee 60% of the loan balances borrowed from the Word Bank, while the Company provided a counter guarantee to NCG in respect of this same amount. According to the agreement entered into between NCG and China Datang, China Datang will guarantee the loans in place of NCG. However, the legal procedures to complete the transfer of guarantee are still in process as at 31 December 2006.

(All amounts expressed in thousands of Rmb unless otherwise stated)

5. Notes to the Consolidated Financial Statements (Cont'd)

(16) Long-term loans (Cont'd)

(c) *interest rate swap contract*

To hedge interest rate risks, Tuoketuo power company, the Company's subsidiary, entered into an interest rate swap contract with a financial institutions to swap the floating interest rate of the forementioned other loans in Note (b) (ii) to a fixed interest rate. On 31 December 31 2006, the nominal principal of this interest rate swap contract is USD 200,615,486, with a fixed interest rate and floating interest rate of 5.15% and 5.61%, respectively (according to LIBOR offered by the British Bankers Association on 13 July 2006).

For the year ended 31 December 2006, interest income from this interest rate swap contract was Rmb197,000 (2005: interest expense Rmb31,650,000).

(d) *Undrawn borrowing facilities*

As at 31 December 2006, the company and its Subsidiaries had undrawn facilities, subject to certain conditions, totaling Rmb65,790 million (31 December 2005: Rmb63,133 million).

(17) Convertible bonds

	31 December 2005	Interest accrued in current year	Interest paid in current year	Exchange difference	**31 December 2006**
Principal	1,241,197	-	-	(40,219)	**1,200,978**
Interest payable	2,902	8,904	(9,232)	-	**2,574**
	1,244,099	8,904	(9,232)	(40,219)	**1,203,552**

On 9 September 2003, the Company issued convertible bond at face value totaling USD153.8 million (equals to Rmb 1,273 million), which will be matured on 9 September 2008 unless redeemed or converted before the maturity date.

The bond holders have the option to convert the bonds into the Company's ordinary shares at the announced conversion price which initially was HKD5.558 per share. On 20 May 2005, the Company changed the conversion price to HKD5.4 per share. The conversion price is subject to an adjustment in certain circumstances with a fixed rate of exchange applicable on conversion of the convertible bonds of HKD7.799 per USD1. At 31 December 2006, no bond holders have converted the bond into the Company's shares.

(All amounts expressed in thousands of Rmb unless otherwise stated)

5. Notes to the Consolidated Financial Statements (Cont'd)

(17) Convertible bonds (Cont'd)

Convertible bonds carry interest at 0.75% per annum. Starting from 9 March 2004, bond interest is paid in equal installments every six months on 9 March 9 and 9 September of every year.

Subject to certain conditions, on or after 23 September 2006 and prior to 25 August 2008 the Company may redeem the bonds at their principal amount, together with interest accrued to the redemption date, provided that:

(a) the closing market price of the Company's Shares, during 20 consecutive trading days, is at least 130% of the conversion price then in effect. And the closing price of the Company's H Shares translated into USD at the average prevailing rates, for each of 20 consecutive trading days, was at least 130% of the conversion price then in effect on such trading day translated into USD at the rate of HKD7.779 = USD1; or (b) at least 90% of the principal amount of the bonds has already been converted, redeemed or purchased and cancelled.

The bond holders have the right at their option to require the Company (a) to redeem the bonds on 9 September 2006 at their principal amount; or (b) following the occurrence of certain relevant events, to redeem the bonds at their principal amount together with interest accrued to the relevant event put date. No bond holders had required the Company to redeem their bonds by 31 December 2006.

(18) Share capital

The face value per share is Rmb 1.

	31 December 2006 '000 of shares	31 December 2005 '000 of shares
Unlisted shares		
Promoters shares	–	3,732,180
Including: Domestic legal person shares	–	3,732,180
Sub-total of unlisted shares	–	3,732,180
Listed shares		
Domestic shares listed in the PRC	**4,232,180**	–
Overseas listed shares	**1,430,669**	1,430,669
Sub-total of listed shares	**5,662,849**	1,430,669
Total shares	**5,662,849**	5,162,849

(All amounts expressed in thousands of Rmb unless otherwise stated)

5. Notes to the Consolidated Financial Statements (Cont'd)

(18) Share capital (Cont'd)

On 13 December 2006, the Company issued 500,000,000 Rmb ordinary shares (A Shares). All the share capital raised from this issue of Rmb ordinary shares (A Shares) totaling Rmb500,000,000 has been received by 13 December 2006 and verified by PriceWaterhouseCooopers Zhongtian CPAs Company Limited in the capital verification report "PwC ZT Yan Zi (2006) No. 188.

At 31 December 2006, 4,020,180,000 A Shares had certain timing restrictions on their sales (ranging from 3 months to 36 months since the listing of the Company's A Shares).

(19) Capital surplus

	31 December 2005	Current year additions	Current year deduction	31 December 2006
Share premium (a)	3,653,421	2,778,824	-	**6,432,245**
Transfer from government grants (b)	6,046	29,175	-	**35,221**
Others (c)	–	1,670	–	**1,670**
	3,659,467	2,809,669	-	**6,469,136**

(a) Share premium represents the difference between the nominal amount of the domestic shares issued and the fair value of the net assets injected into the Company during its formation in on 31 December 2004 and also proceeds from the issue of H Shares and A Shares in excess of their par value, net of expenses related to the issuance of the shares in 1997 and on 13 December 2006.

(b) Transfer from government grants represents grants received from environmental protection authorities, which is transferred into capital reserve, after related constructions/acquisition assets consequent to the specific projects are finished.

(c) Other capital reserves mainly represent government refunds on cost of land use right.

(All amounts expressed in thousands of Rmb unless otherwise stated)

5. Notes to the Consolidated Financial Statements (Cont'd)

(20) Surplus reserves

	Statutory surplus reserve	Statutory public welfare fund	Discretionary surplus reserve	Total
31 December 2005	1,977,048	559,456	4,981,377	7,517,881
Appropriation to reserves	415,530	–	759,910	1,175,440
Transfer of reserves	559,456	(559,456)	-	-
Monetary housing benefits (Note 5(21)(i))	(37,435)	–	–	(37,435)
31 December 2006	2,914,599	–	5,741,287	8,655,886

Statutory surplus reserve

According to the Company Law of the PRC and the Company and its Subsidiaries' articles of association, the Company and its Subsidiaries are required to appropriate 10% of each year's net profit to the statutory surplus reserve. For the year ended 31 December 2006, the Company and its Subsidiaries appropriated Rmb 415.53 million to the statutory surplus reserve (2005: 357. 49 million). When the balance of such a reserve reaches 50% of the company's share capital, any further appropriation is optional. Statutory surplus reserve can be used to offset prior years' losses, and may be converted into share capital. Except for offsetting prior years' losses, the residual balance of statutory surplus reserve should not be less than 25% of share capital after the increase of capital from statutory surplus reserve.

Statutory public welfare fund

Pursuant to the Company Law of the PRC revised on 27 October 2005 and effective from 1 January 2006 and the Company and its Subsidiaries' articles of association, the Company and its Subsidiaries ceased to appropriate net profit to the statutory public welfare fund from 2006. In accordance with the "Notice on Accounting Treatment in Relation to the Implementation of the Company Law" issued by the MOF on 15 March 2006, the balance of the statutory public welfare fund as at 31 December 2005 was transferred into the statutory surplus reserve.

(All amounts expressed in thousands of Rmb unless otherwise stated)

5. Notes to the Consolidated Financial Statements (Cont'd)

(20) Surplus reserves (Cont'd)

Discretionary surplus reserve

Appropriation of profit to the discretionary surplus reserve is made in accordance with the recommendation of the Board of Directors and is subject to shareholders' approval at their general meeting. The discretionary surplus reserve can be used to offset prior years' losses, if any, and may be converted into share capital after approval by the shareholders general meeting. On 27 March 2006, the Board of Directors proposed an appropriation of profit of approximately Rmb759,910,000 to the discretionary surplus reserve for the year ended 31 December 2005. The proposed profit appropriation was approved by the shareholders in their general meeting dated on 20 June 2006. On 30 March 2007, the Board of Directors proposed an appropriation of profit of approximately Rmb1,020,774,000 to the discretionary surplus reserve for the year ended 31 December 2006. The proposed profit appropriation is subject to the shareholders' approval at their next general meeting.

(21) Undistributed Profits and Profit Distribution

	For the year ended 31 December 2006	For the year ended 31 December 2005
Undistributed profit at beginning of year	**446,916**	1,199,359
Less: Adjustment to the undistributed profit at the beginning of year (i)	**(83,453)**	-
Add: Net profit for the year	**2,707,291**	2,360,740
Distributable profit at the end of year	**3,070,754**	3,560,099
Less: Appropriation to statutory surplus reserve (Note 5 (20))	**(415,530)**	(357,493)
Appropriations to statutory public welfare fund (note 5 (20))	**-**	(296,783)
Appropriation to discretionary surplus reserve (note 5 (20))	**(759,910)**	(1,281,777)
Proposed cash dividends (ii)	**(1,348,714)**	(1,177,130)
Undistributed profits at the end of year	**546,600**	446,916

(All amounts expressed in thousands of Rmb unless otherwise stated)

5. Notes to the Consolidated Financial Statements (Cont'd)

(21) Undistributed Profits and Profit Distribution (Cont'd)

(i) In 2006, the Company and its Subsidiaries implemented a monetary housing benefit scheme. Pursuant to documents Cai Qi [2000] 295 issued by MOF, payments which represented the monetary subsidies paid to the employees who started work before 31 December 1998 have been directly deducted from retained earnings at the beginning of the year. The consequent negative opening retained earnings are offset by the statutory public welfare fund, statutory surplus reserve, capital surplus and net profits of future years. In 2006, the implementation resulted in an reduction to the opening retained earnings amounting to approximately Rmb83.5 million and to the statutory surplus reserve amounting to Rmb37.4 million.

(ii) On 27 March 2006, the Board of Directors proposed a dividend of Rmb0.228 per share, totalling approximately Rmb1,177,130,000 for the year ended 31 December 2005. The proposed dividends distribution was approved by the shareholders in their general meeting dated 20 June 2006.

On 30 March 2007, the Board of Directors proposed dividends totalling approximately Rmb1,348,714,000. Based on the total 5,753,555,774 shares issued as at 30 March 2007 (as at 31 December 2006, the authorised share capital of the Company was divided into 5,662,849,000 shares, and during the period from 1 January 2007 to the date of 30 March 2007, some holders of the convertible bonds exercised their conversion rights and increased the number of H shares of the Company by 90,706,774 shares (Note 11(1)), the proposed dividend per share approximates Rmb0.234. In addition, the Board of Directors proposed a share capital expansion by issuing 10 bonus shares for every 10 shares held, based on the total number of registered shares at 30 March 2007 as 5,753,555,774 shares, and to transfer Rmb5,753,555,774 from capital surplus into share capital. This proposed dividend is subject to the approval of the shareholders at the annual general meeting.

The Company makes its profit appropriation based on the lower of retained earnings as reported in accordance with the Accounting Standards for Business Enterprises and the 'Accounting System for Business Enterprises' and those reported in accordance with International Financial Reporting Standards, after deducting the current year's appropriations to statutory surplus reserves and statutory public welfare fund.

The directors, on March 27 2006, proposed a cash dividend of Rmb 0.228 for every existing ordinary shares amounting to Rmb 1,177,130,000. This proposal was approved by the shareholders at the annual general meeting, dated on 20 June 2006.

(All amounts expressed in thousands of Rmb unless otherwise stated)

5. Notes to the Consolidated Financial Statements (Cont'd)

(22) Revenue and costs from main operations

	For the year ended 31 December 2006		For the year ended 31 December 2005	
	Revenue from main operations	**Costs of main operations**	Revenue from main operations	Costs of main operations
Electricity sales	**24,685,461**	**(17,204,900)**	17,892,565	(12,519,460)
Heat sales	**122,491**	**(247,404)**	101,824	(200,792)
Others	**27,266**	**(28,263)**	-	-
	24,835,218	**(17,480,567)**	17,994,389	(12,720,252)

According to the power purchase agreement entered into between the Company and its Subsidiaries with the power grid companies, the Company and its Subsidiaries are required to sell their entire net generation of electricity to these grid companies at the tariff approved by the local price bureau.

For the year ended 31 December 2006, most of the Company and its Subsidiaries' on-grid electricity were sold to NCG, the State Grid Company and other provincial or regional grid companies.

For the year ended 31 December 2006, the aggregate revenue from the five largest customers of the Company and its Subsidiaries amounted to Rmb 22,932.9 million, representing 92.34% of the total revenue of the Company and its Subsidiaries.

(23) Financial expenses, net

	For the year ended 31 December 2006	For the year ended 31 December 2005
Interest expense for loans	**1,561,549**	764,652
Interest expense for convertible bonds	**8,905**	9,389
Interest for short-term company bonds	**10,471**	-
Interest rate swap (income)/expense	**(197)**	31,650
Less: Interest income	**(23,113)**	(36,736)
Exchange losses	**-**	29,707
Less: Exchange gain	**(148,131)**	(134,928)
Others	**16,558**	5,907
	1,426,042	669,641

(All amounts expressed in thousands of Rmb unless otherwise stated)

5. Notes to the Consolidated Financial Statements (Cont'd)

(24) Investment income

	For the year ended 31 December 2006	For the year ended 31 December 2005
Share of profit/(loss) of investees accounted for under equity method	**14,796**	(1,273)
Dividends declared by investees accounted for under cost method	**28,091**	43,571
Income on disposal of investment	**–**	36,285
Amortisation of equity investment differences (Note 5(6)(c))	**(5,725)**	–
Others	**–**	1,726
	37,162	80,309

(25) Non-operating income and expenses

	For the year ended 31 December 2006	For the year ended 31 December 2005
Net loss on disposal of fixed assets	**1,269**	39,177
Donation (Note)	**73,702**	67,004
Others	**28,716**	15,415
	103,687	121,596

Note: In 2006, the donations mainly included:

(i) According to the donation agreement entered between the Company and the Donation Acceptance Administration Centre of Beijing and the Environmental Protection Bureau of Beijing, the Company donated Rmb34 million (2005: Rmb66 million) to the Environmental Protection Bureau of Beijing through the Donation Acceptance Administration Centre of Beijing, to support the treatment of air pollution in Shijingshan District.

(ii) In 2006, Tuoketuo Power Company donated Rmb30 million to the construction project of a new museum to the Inner Mongolia Museum.

(iii) In 2006, Shentou Power Company donated Rmb5 million to the government of Shuozhou City as education funds.

(All amounts expressed in thousands of Rmb unless otherwise stated)

5. Notes to the Consolidated Financial Statements (Cont'd)

(26) Acquisition

Yuzhou Energy, a jointly controlled entity of the Company, entered into an agreement with Kailuan (Group) Company Limited, Yuzhou Mining Company Limited of Kailun (Group) and Zhangjiakou Construction and Investment Company Limited, pursuant to which Yuzhou Energy acquired 81.27% interest in Hebei Shayu Railway Company Limited (the "Shayu Railway"). This acquisition became effective on 1 January 2006 (the "Effective Date"). As at the Effective Date, the assets and liabilities of the acquiree and cashflows of the acquisition were as follows:

	1 January 2006 (Note)
Current assets	8,650
Fixed assets	470,853
Less: Current liabilities	(194,690)
Net assets	284,813
Net assets acquired (81.27%)	231,468
Premium (i.e. consolidation difference in value)	57,251
Total consideration paid	288,719
Less: Cash inflow from the acquiree	(2,004)
Payment on behalf of the acquiree in 2005	(5,750)
Net cash outflow on acquisition	(280,965)

Note: Since Yuzhou Energy is proportionately consolidated by the Company, all the amounts presented in this table represent 50% of the assets and liabilities of the acquiree and cashflows of the acquisition shown in the separate financial statements of the acquiree and the acquirer.

(All amounts expressed in thousands of Rmb unless otherwise stated)

5. Notes to the Consolidated Financial Statements (Cont'd)

(26) Acquisition (Cont'd)

The simplified income statement of the acquired company since the Effective Date to 31 December 2006 is as follow:

Revenue from main operation	**54,532**
Cost of main operations and tax and levies on main operations	**(73,591)**
Loss from main operation	**(19,059)**
Total loss	**(26,253)**
Less: Income taxes	**-**
Net loss	**(26,253)**

6. Notes to the Company Only Financial Statements

(1) Accounts receivables and other receivables

(a) Accounts receivable

	31 December 2006	31 December 2005
Receivables from electricity sales	**1,342,348**	623,552
Receivables from heat sales	**44,457**	10,117
	1,386,805	633,669

Accounts receivable of the Company mainly represented the receivables from NCG for tariff revenue. The tariff revenue is settled on a monthly basis according to the payment provisions in the power purchase agreements. As at 31 December 2006 and 2005, all tariff revenues receivable were aged within one year.

As at 31 December 2006, the aggregate balance of five largest accounts receivable of the Company amounted to Rmb1,386.8 million, representing 100% of total accounts receivable.

(All amounts expressed in thousands of Rmb unless otherwise stated)

6. Notes to the Company Only Financial Statements (Cont'd)

(1) Accounts receivables and other receivables (Cont'd)

(b) Other receivables

	31 December 2006	31 December 2005
Other receivables	**252,880**	181,969
Less: bad debt provision	**(1,833)**	(1,833)
	251,047	180,136

The aging analysis of other receivables and bad debt provision is as follows:

	31 December 2006			31 December 2005		
Ageing	Amount	Percentage (%)	Bad debt provision	Amount	Percentage (%)	Bad debt provision
Within 1 year	**109,258**	**43%**	-	139,646	77%	-
Between 1-2 years	**126,620**	**50%**	-	7,890	4%	-
Between 2-3 years	**3,762**	**2%**	-	2,484	1%	(96)
Over 3 years	**13,240**	**5%**	**(1,833)**	31,949	18%	(1,737)
	252,880	**100%**	**(1,833)**	181,969	100%	(1,833)

As at 31 December 2006, there were no other receivables from shareholders holding 5% or more of the equity interest in the Company (31 December 2005: Nil)

As at 31 December 2006, the aggregate balance of five largest other receivables of the Company amounted to Rmb138,397,000 (31 December 2005: Rmb47,635,000), representing 55% (31 December 2005: 26%) of total other receivables.

As at 31 December 2006, other receivables aged over one year mainly represent a project guarantee deposit receivable form a local government. There are no pledges or interest due in respect of this deposit. It is repayable upon completion of the relevant project, therefore no bad debt provision has been made for this receivable by the Company.

(All amounts expressed in thousands of Rmb unless otherwise stated)

6. Notes to the Company Only Financial Statements (Cont'd)

(2) Short-term investment

On 18 September 2006, the Company provided a one-year loan amounting to Rmb400 million to Tuoketuo Power Company and Rmb600 million to Ningde Power Company, both bearing interest at 5.2% per annum through Datang Finance. As at 31 December 2006, the balance was approximately Rmb1,001,589,000 comprising of a principal balance of Rmb1,000,000,000 and an interest receivable balance of Rmb1,589,000.

(3) Long-term Equity Investments

	Investments in subsidiaries (a)	Investments in in jointly controlled entities (b)	Investments in associates (c)	Other investments (c)	Total
Investment cost					
31 December 2005	3,518,426	50,000	696,692	301,900	4,567,018
Current year additions	992,470	150,000	260,900	538,149	1,941,519
Adjustment in consolidation scope-Pengshui Hydropower Company (Note 4)	248,900	-	(248,900)	-	-
31 December 2006	4,759,796	200,000	708,692	840,049	6,508,537
Accumulated equity movement					
31 December 2005	1,377,669	-	19,709	-	1,397,378
Share of results of investees	1,349,224	(20,935)	12,286	-	1,340,575
Reduction of equity recognised on subsidiaries' payment of one-off monetary housing subsidies	(104,794)	-	-	-	(104,794)
Adjustment on provision for equity investment	29,738	-	-	-	29,738
Dividends declared	(1,030,021)	-	(2,017)	-	(1,032,038)
31 December 2006	1,621,816	(20,935)	29,978	-	1,630,859
Carrying value					
31 December 2006	6,381,612	179,065	738,670	840,049	8,139,396
31 December 2005	4,896,095	50,000	716,401	301,900	5,964,396

(All amounts expressed in thousands of Rmb unless otherwise stated)

6. Notes to the Company Only Financial Statements (Cont'd)

(3) Long-term Equity Investments (Cont'd)

(a) Subsidiaries

	Attributable interest in registered capital		Investment cost				Accumulated equity movement						Carrying value	
Name	31 December 2005	31 December 2006	31 December 2005	Current year additions	Changes in consolidation scope-Pengshui Hydropower Company (note4)	31 December 2006	31 December 2005	Reduction of equity recognised on subsidiaries' payment of one-off monetary housing subsidies	Net profit adjusted on equity method	Cash dividend declared by investees	Adjustments on provision for equity investments	31 December 2006	31 December 2005	31 December 2006
Tuoketuo power company	60.00%	60.00%	1,028,414	-	-	1,028,414	859,732	(38,139)	924,632	(659,351)	59	1,086,933	1,888,146	2,115,347
Panshan power company	75.00%	75.00%	623,440	-	-	623,440	300,734	-	252,727	(206,319)	-	347,142	924,174	970,582
Huaze hydropower company	90.43%	90.43%	53,500	-	-	53,500	8,948	-	2,381	-	-	11,329	62,448	64,829
Shentou power company	60.00%	60.00%	448,920	480	-	449,400	40,037	-	100,022	(34,032)	-	106,027	488,957	555,427
Yungang thermal company	80.00%	80.00%	200,000	-	-	200,000	19,480	-	27,842	(12,410)	-	34,912	219,480	234,912
Honghe power company	70.00%	70.00%	77,680	212,510	-	290,190	-	-	6,130	-	-	6,130	77,680	296,320
Liancheng power company	55.00%	55.00%	151,530	-	-	151,530	20,909	-	21,672	(17,773)	-	24,808	172,439	176,338
Tangshan thermal company	80.00%	80.00%	304,211	-	-	304,211	127,761	-	112,228	(100,136)	29,112	168,965	431,972	473,176
Nalan hydropower company	51.00%	51.00%	14,520	29,730	-	44,250	-	-	8,164	-	-	8,164	14,520	52,414
Lixianjiang hydropower company	70.00%	70.00%	70,000	112,000	-	182,000	-	-	2,690	-	-	2,690	70,000	184,690
Yuncheng power company	80.00%	60.00%	79,700	50,000	-	129,700	-	(7,410)	-	-	-	(7,410)	79,700	122,290
Pengshui hydropower company	40%**	40%**	-	-	248,900	248,900	-	(1,616)	-	-	-	(1,616)	-	247,284
Lusigang power company	90.00%	90.00%	119,000	-	-	119,000	-	(4,785)	-	-	-	(4,785)	119,000	114,215
Chaozhou power company	75.00%	75.00%	135,000	-	-	135,000	-	(14,536)	2,911	-	-	(11,625)	135,000	123,375
Ningde power company	51.00%	51.00%	127,500	61,200	-	188,700	-	(13,582)	(1,072)	-	4	(14,650)	127,500	174,050
Datang Hongkong	100.00%	100.00%	23,511	-	-	23,511	68	-	3,452	-	-	3,520	23,579	27,031
Wudong hydropower company	51.00%	51.00%	25,500	-	-	25,500	-	(953)	-	-	-	(953)	25,500	24,547
Wenshan hydropower company	60.00%	60.00%	36,000	-	-	36,000	-	-	-	-	-	-	36,000	36,000
Wangtan power company	-	70.00%	-	315,000	-	315,000	-	(23,183)	(110,396)	-	-	(133,584)	-	181,416
Shizhu power company	-	70.00%	-	7,000	-	7,000	-	(585)	-	-	-	(585)	-	6,415
Duchun hydropower company	-	51.00%	-	14,550	-	14,550	-	-	(4,031)	-	563	(3,468)	-	11,082
Ganzi hydropower company	-	80.00%	-	40,000	-	40,000	-	-	-	-	-	-	-	40,000
Chemistry Technique Development Company	-	100.00%	-	50,000	-	50,000	-	-	(217)	-	-	(217)	-	49,783
Fuel company	-	100.00%	-	80,000	-	80,000	-	-	89	-	-	89	-	80,089
Zhuozi wind power company	-	100.00%	-	20,000	-	20,000	-	-	-	-	-	-	-	20,000
Total			3,518,426	992,470	248,900	4,759,796	1,377,669	(104,794)	1,349,224	(1,030,021)	29,738	1,621,816	4,696,095	6,381,612

(All amounts expressed in thousands of Rmb unless otherwise stated)

6. Notes to the Company Only Financial Statements (Cont'd)

(3) Long-term Equity Investments (Cont'd)

(b) Details of the jointly controlled entity please refer to Note 4

(c) Details of associates and other equity investments please refer to Note 5(6).

There are no significant differences in the accounting policies adopted by the investees and the Company and there are no restrictions on conversion into cash or remittance of investment income.

As at 31 December 2006 and 31 December 2005, total long-term equity investments and debt investment of the Company accounted for 37.34% and 33.20% of the net assets, respectively.

(4) Long-term debt investments

On 30 September 2006, the Company provided a loan amounting to USD 50 million to Shentou Power Company through the Bank of China, bearing interest at 6-month LIBOR plus 1% with duration of 89 months. As at 31 December 2006, the balance was approximately Rmb375,562,000, comprising of a principal balance of Rmb374,818,000 and an interest receivable balance of Rmb744,000.

(5) Revenue from main operations and costs of main operations

	For the year ended 31 December 2006		For the year ended 31 December 2005	
	Revenue from main operations	**Costs of main operations**	Revenue from main operations	Costs of main operations
Electricity sales	**10,343,926**	**(7,582,139)**	8,801,253	(6,606,898)
Heat sales	**43,767**	**(92,282)**	34,833	(74,092)
	10,387,693	**7,673,421**	8,836,086	6,680,990

For the year ended 31 December 2006, the aggregate revenue from the five largest customers of the Company amounted to Rmb 10,387.7 million, representing 100% of the total revenue.

(All amounts expressed in thousands of Rmb unless otherwise stated)

6. Notes to the Company Only Financial Statements (Cont'd)

(6) Investment income

	For the year ended 31 December 2006	For the year ended 31 December 2005
Share of profit of investees accounted for under the equity method	**1,340,575**	1,212,180
Dividends declared by investees accounted for under the cost method	**28,052**	43,571
Profit on disposal of investment	**-**	36,285
Interest income from entrusted loans	**22,831**	–
Other	**-**	1,726
	1,391,458	1,293,762

7. Related Party Relationships and Transactions

(1) Related parties that control the Company or are controlled by the Company

Name	Registered address	Principal activities	Relationship with the Company	Type of enterprise	Legal representative
Tuoketuo Power Company	Hohhot, Inner Mongolia Autonomous Region	Power generation	A subsidiary of the Company	Limited liability company	An Hongguang
Panshan Power Company	Jixian, Tianjin	Power generation	A subsidiary of the Company	Limited liability company	Yang Hongming
Huaze Hydropower Company	Fengning, Hebei Province	Hydropower generation	A subsidiary of the Company	Limited liability company	Fang Zhanling
Shentou Power Company	Shuozhou, Shanxi Province	Power generation	A subsidiary of the Company	Limited liability company	Wang Xianzhou
Yungang Thermal Power Company	Datong, Shanxi Province	Power generation	A subsidiary of the Company	Limited liability company	Yu Libin

7. Related Party Relationships and Transactions (Cont'd)

(1) Related parties that control the Company or are controlled by the Company (Cont'd)

Name	Registered address	Principal activities	Relationship with the Company	Type of enterprise	Legal representative
Honghe Power Company	Kaiyuan, Yunnan Province	Power generation	A subsidiary of the Company	Limited liability company	Qiu Ling
Liancheng Power Company	Yongdeng, Gansu Province	Power generation	A subsidiary of the Company	Limited liability company	Qiu Ling
Tangshan Thermal Power Company	Tanshan, Hebei Province	Power generation	A subsidiary of the Company	Limited liability company	Wang Xianzhou
Nalan Hydropower Company	Jinping, Yunnan Province	Hydropower generation (under construction)	A subsidiary of the Company	Limited liability company	Zhang Yi
Lixianjiang Hydropower Company	Simao, Yunnan Province	Hydropower generation (under construction)	A subsidiary of the Company	Limited liability company	Zhang Yi
Yuncheng Power Company	Yuncheng, Shanxi province	Power generation (under construction)	A subsidiary of the Company	Limited liability company	Qiu Ling
Pengshui Hydropower Company	Pengshui, Chongqing	Hydropower generation (under construction)	A subsidiary of the Company	Limited liability company	Liu Lizhi
Lusigang Power Company	Qidong, Jiangsu Province	Power generation (under construction)	A subsidiary of the Company	Limited liability company	Liu Lizhi
Chaozhou Power Company	Chaozhou, Guangdong Province	Power generation	A subsidiary of the Company	Limited liability company	Wei Yuan
Ningde Power Company	Ningde, Fujian Province	Power generation	A subsidiary of the Company	Limited liability company	Yang Hongming
Datang International (Hong Kong) Limited	Hong Kong	Power related consulting services	A subsidiary of the Company	Limited liability company	Wei Yuan

7. Related Party Relationships and Transactions (Cont'd)

(1) Related parties that control the Company or are controlled by the Company (Cont'd)

Name	Registered address	Principal activities	Relationship with the Company	Type of enterprise	Legal representative
Wulong Hydropower Company	Wulong, Chongqing	Hydropower generation (under construction)	A subsidiary of the Company	Limited liability company	Liu Lizhi
Wenshan Hydropower Company	Wenshan, Yunnan Province	Hydropower generation (under construction)	A subsidiary of the Company	Limited liability company	Qiu Ling
Wangtan Power Company	Tangshan, Hebei Province	Power generation	A subsidiary of the Company	Limited liability company	An Hongguang
Shizhu Power Company	Shizhu, Chongqing Province	Power generation (Pre-construction)	A subsidiary of the Company	Limited liability company	Liu Lizhi
Duolun Hydropower Company	Duolun, Inner Mongolia Autonomous Region	Hydropower generation	A subsidiary of the Company	Limited liability company	Liu Lizhi
Ganzi Hydropower Company	Ganzi, Sichuan Province	Hydropower generation (pre-construction)	A subsidiary of the Company	Limited liability company	Liu Lizhi
Chemistry Technique Development Company	Fengtai District, Beijing	Coal related service	A subsidiary of the Company	Limited liability company	Liu Lizh
Fuel Company	Xicheng District, Beijing	Coal sales, Investment management, Technique service	A subsidiary of the Company	Limited liability company	Yang Hongming
Zhuozi Wind Power Company	Zhuozi, Inner Mongolia Autonomous Region	Wind Power generation (pre-construction)	A subsidiary of the Company	Limited liability company	Zhu Pingli

(All amounts expressed in thousands of Rmb unless otherwise stated)

7. Related Party Relationships and Transactions (Cont'd)

(2) Registered capital of related parties that control the Company or are controlled by the company and respective changes

Name	Currency	For the year ended 31 December 2005	Current year additions	For the year ended 31 December 2006
Tuoketuo Power Company	Rmb	1,614,020	100,000	**1,714,020**
Panshan Power Company	Rmb	831,253	–	**831,253**
Huaze Hydropower Company	Rmb	59,162	–	**59,162**
Shentou Power Company	Rmb	748,520	–	**748,520**
Yungang Thermal Power Company	Rmb	250,000	–	**250,000**
Honghe Power Company	Rmb	109,157	305,393	**414,550**
Liancheng Power Company	Rmb	98,000	–	**98,000**
Tangshan Thermal Power Company	Rmb	380,264	–	**380,264**
Nalan Hydropower Company	Rmb	28,477	–	**28,477**
Lixianjiang Hydropower Company	Rmb	60,000	200,000	**260,000**
Yuncheng Power Company	Rmb	10,000	89,625	**99,625**
Pengshui Hydropower Company	Rmb	125,000	–	**125,000**
Lusigang Power Company	Rmb	50,000	–	**50,000**
Chaozhou Power Company	Rmb	30,000	–	**30,000**
Ningde Power Company	Rmb	50,000	200,000	**250,000**
Datang International (Hong Kong) Limited	Rmb	23,511	–	**23,511**
Wulong Hydropower Company	Rmb	50,000	–	**50,000**

(All amounts expressed in thousands of Rmb unless otherwise stated)

7. Related Party Relationships and Transactions (Cont'd)

(2) Registered capital of related parties that control the Company or are controlled by the company and respective changes (Cont'd)

Name	Currency	For the year ended 31 December 2005	Current year additions	For the year ended 31 December 2006
Wenshan Hydropower Company	Rmb	60,000	–	**60,000**
Wangtan Power Company	Rmb	–	450,000	**450,000**
Shizhu Power Company	Rmb	–	10,000	**10,000**
Duolun Hydropower Company	Rmb	–	28,520	**28,520**
Ganzi Hydropower Company	Rmb	–	50,000	**50,000**
Chemistry Technique Development Company	Rmb	–	50,000	**50,000**
Fuel Company	Rmb	–	80,000	**80,000**
Zhuozi Wind Power Company	Rmb	–	20,000	**20,000**

(3) Equity shares and changes in equity shares held by parties/by the Company that control the Company or are controlled by the Company

Name	31 December 2005		Current Year Addition		31 December 2006	
	Amount	%	Amount	%	Amount	%
Tuoketuo Power Company	1,028,414	60%	–	–	**1,028,414**	**60%**
Panshan Power Company	623,440	75%	–	–	**623,440**	**75%**
Huaze Hydropower Company	53,500	90.43%	–	–	**53,500**	**90.43%**
Shentou Power Company	448,920	60%	480	–	**449,400**	**60%**
Yungang Thermal Power Company	200,000	80%	–	–	**200,000**	**80%**
Honghe Power Company	77,680	70%	212,510	–	**290,190**	**70%**
Liancheng Power Company	151,530	55%	–	–	**151,530**	**55%**

(All amounts expressed in thousands of Rmb unless otherwise stated)

7. Related Party Relationships and Transactions (Cont'd)

(3) Equity shares and changes in equity shares held by parties/by the Company that control the Company or are controlled by the Company (Cont'd)

	31 December 2005		Current Year Addition		**31 December 2006**	
Name	Amount	%	Amount	%	**Amount**	**%**
Tangshan Thermal Power Company	304,211	80%	–	–	**304,211**	**80%**
Nalan Hydropower Company	14,520	51%	29,730	–	**44,250**	**51%**
Lixianjiang Hydropower Company	70,000	70%	112,000	–	**182,000**	**70%**
Yuncheng Power Company	79,700	80%	50,000	–	**129,700**	**80%**
Pengshui Hydropower Company	150,000	40%	98,900	–	**248,900**	**40%**
Lusigang Power Company	119,000	90%	–	–	**119,000**	**90%**
Chaozhou Power Company	135,000	75%	–	–	**135,000**	**75%**
Ningde Power Company	127,500	51%	61,200	–	**188,700**	**51%**
Datang Hong Kong	23,511	100%	–	–	**23,511**	**100%**
Wulong Hydropower Company	25,500	51%	–	–	**25,500**	**51%**
Wenshan Hydropower Company	36,000	60%	–	–	**36,000**	**60%**
Wangtan Power Company	–	–	315,000	70%	**315,000**	**70%**
Shizhu Powen Company	–	–	7,000	70%	**7,000**	**70%**
Duolun Hydropower Company	–	–	14,550	51%	**14,550**	**51%**
Ganzi Hydropower Company	–	–	40,000	80%	**40,000**	**80%**
Chemistry Technique Development Company	–	–	50,000	100%	**50,000**	**100%**
Fuel Company	–	–	80,000	100%	**80,000**	**100%**
Zhuozi Wind Power Company	–	–	20,000	100%	**20,000**	**100%**

(All amounts expressed in thousands of Rmb unless otherwise stated)

7. Related Party Relationships and Transactions (Cont'd)

(4) Nature of related parties that do not control/are not controlled by the Company

Name of related parties	Relationship with the Company
China Datang	Substantial Shareholder
Tianjin Jinneng	Shareholder
NCEPR	Associate
Datang Texin	Associate
Daba Power Company	Associate
Tashan Coal Mine	Associate
Datang Finance	Associate

(5) Related party transactions of the Company and its Subsidiaries:

	Note	2006	2005
Ash disposal fee to China Datang	(a)	**57,892**	57,892
Rental fee to China Datang	(b)	**7,228**	7,228
Technical supervision, assistance and testing service fee to NCEPR	(c)	**53,626**	49,174
Heat revenue from Datang Texin	(d)	**43,767**	34,833
Fuel management fee to China Datang	(e)	**5,151**	5,229
Sales of a project to China Datang	(f)	–	210,615
Acquisition of Tangshan Power Plant from China Datang	(g)	–	157,000
Interest expense to Datang Finance	(h)	**49,915**	263
Interest expense to Tianjin Jinneng	(i)	**99**	–

(a) The ash disposal fee was determined based on ash disposal operating costs, taxes, depreciation of ash yards and a profit margin at 5% to 10% of the total costs incurred by China Datang. As at 31 December 2006, the amount of payable to China was 57,892,000 (31 December 2005 Nil), which was included in other payables.

(b) The Company has leased buildings of 141,671 square metres from China Datang for an annual rental rate of approximately Rmb 7,228,000 in 2006 (2005-Rmb7,228,000). As at 31 December 2006, the amount payable to China Datang was 7,228,000 (31 December 2005: Nil), which was included in other payables.

(All amounts expressed in thousands of Rmb unless otherwise stated)

7. Related Party Relationships and Transactions (Cont'd)

(5) Related party transactions of the Company and its Subsidiaries: (Cont'd)

(c) NCEPR provides technical supervision, assistance and testing services to the Company and its Subsidiaries in relation to the power generation equipment and facilities. Pursuant to the Technical Supervision Services Contract, such services are charged at a pre-determined rate based on the installed capacity of the Company and its Subsidiaries. As at 31 December 2006, the amount of payable to NVEPR was 7,542,000 (31 December 2005: 799,000), which was included in account payable.

(d) The Company sold heat to Datang Texin at the prices approved by Beijing Price Bureau. As at 31 December 2006, the amount of receivable from Datang Texin was Rmb44,456,000 (31 December 2005: Rmb10,117,000), which was included in accounts receivable.

(e) In 2006, China Datang provided fuel management and developing services to the Company. These services were charged at Rmb0.30 (2005-Rmb0.30) per ton of coal purchased. As at 31 December 2006, there is no balance due to China Datang (31 December 2005 – Nil).

(f) Based on the agreement signed with China Datang on 24 August 2005, the Company transferred an office project to China Datang. The transfer price was approximately Rmb210,615,000, which represented the costs incurred by the Company in this project.

(g) In 2004, Tangshan Thermal Power Company, a subsidiary of the Company and China Datang entered into an agreement under which Tangshan Thermal Power Company agreed to acquire the net assets of Tangshan Power Plant from China Datang. After obtaining all necessary government approvals on the transaction and the payment of the consideration of Rmb157 million, the above acquisition became effective on 20 June 2005.

(h) As discussed in Note 5 (11) and (16), as at 31 December 2006, the Company and its Subsidiaries had short-term loans payable to Datang Finance totalling approximately Rmb761.2 million (31 December 2005: Rmb187 million), long-term loans totalling approximately Rmb189.5 million (31 December 2005: Nil).

(i) As discussed in note 5(11), as at 31 December 2006, Tianjin Jinneng provided a loan of Rmb50,000,000 to Shentou Power Company, the Company's subsidiary, through Shenzhen Development Bank Tianjin Beichen Branch (2005: Nil).

(j) As discussed in Note 5(11) & (16) above, NCG and the minority shareholders of the Company's subsidiaries provided guarantees for the Company and its Subsidiaries' loans totalling approximately Rmb 3,930 million as at 31 December 2006 (31 December 2005-Rmb5,308 million). Pursuant to the Entities Transfer Agreement, China Datang will assume all of NCG's obligations in relation to the guarantees provided for by the Company and its Subsidiaries. The legal procedures of this arrangement were still in process as at 31 December 2006 (Note 5(16)).

(All amounts expressed in thousands of Rmb unless otherwise stated)

7. Related Party Relationships and Transactions (Cont'd)

(5) Related party transactions of the Company and its Subsidiaries: (Cont'd)

(k) As at 31 December 2006, the Company provided guarantees for loans to its associates including Datang Texin, Daba Power Company and Tashan Coal Mine, according to the Company's shareholding percentage in its associates totalling approximately Rmb1,085 million (31 December 2005: Rmb905 million).

(6) Accounts receivable from and payable to related parties

	31 December 2006		31 December 2005	
	Amount	Percentage attributable to related balance	Amount	Percentage attributable to related balance
Accounts receivable Datang Texin	**44,456**	**1.33%**	10,117	0.72%
Accounts payable NCEPR	**7,542**	**0.11%**	799	0.02%
Other payable China Datang	**65,120**	**14.63%**	–	–

8. Contingent Liability

Other than the guarantees in respect of associates disclosed in Note 7(5)(k), the Company had no other significant contingent liabilities.

9. Commitments

(a) Capital commitments

As at 31 December 2006, the Company and its Subsidiaries had capital commitments related to investments in subsidiaries and associates amounting to Rmb 12,906 million (31 December 2005: Rmb7,084 million). In addition, capital commitments of the Company and its Subsidiaries in relation to the development, construction and renovation projects which have been contracted for as at 31 December 2006 but do not need to be provided for in the balance sheet were Rmb 21,972 million (31 December 2005: Rmb22,229 million). A substantial portion of the above capital commitments is in relation to a coal mining project for which the Company and its Subsidiaries has not yet obtained the relevant mining license. If the mining license is not obtained at the end of the exploration work, there will be no capital commitment.

(All amounts expressed in thousands of Rmb unless otherwise stated)

9. Commitments (Cont'd)

(b) Operating lease commitments

The future aggregate minimum lease payments due under non-cancelable operating lease commitments extending to November 2016 in relation to buildings were as follows:

	31 December 2006	31 December 2005
Within 1 year	**10,372**	13,505
1 to 2 years	**7,228**	10,361
2 to 3 years	**7,228**	7,217
Over 3 years	**50,596**	57,736
	75,424	88,819

10. Net Profit after Deducting Non-recurring Items

	For the year ended 31 December 2006	For the year ended 31 December 2005
Net profit	**2,707,291**	2,360,740
Add (Less): Non-recurring items		
– Loss on disposal of fixed assets and long-term investment	**1,269**	2,892
– Subsidy income	**(2,865)**	(2,919)
– Non-operating income	**(11,724)**	(42,160)
– Non-operating expenses	**102,418**	82,419
Tax impact on non-recurring items	**(29,402)**	(15,203)
Net profit after deducting non-recurring items	**2,766,987**	2,385,769

(All amounts expressed in thousands of Rmb unless otherwise stated)

11. Subsequent Event

(1) During the period from 1 January 2007 to the date of this report, some holders of the convertible bonds have exercised their conversion rights and increased the number of H Shares of the Company by 90,706,774 shares.

(2) On 30 March 2007, the Board of Directors proposed dividends amounting totalling approximately Rmb1,348,713,594. Based on the total 5,753,555,774 shares as at 30 March 2007 (as at 31 December 2006, the authorised share capital of the Company was divided into 5,662,849,000 shares, and during the period from 1 January 2007 to the date of 30 March 2007, some holders of the convertible bonds exercised their conversion rights and increased the number of H shares of the Company by 90,706,774 shares), the proposed dividend per share approximates to Rmb0.234. In addition, the Board of Directors proposed a share capital expansion by issuing 10 bonus shares for every 10 shares held, based on the total number of registered shares at 30 March 2007 as 5,753,555,774 shares, and to transfer Rmb5,753,555,774 from capital surplus into share capital. This proposed dividend is subject to the approval of the shareholders at the annual general meeting.

(3) The Company entered into an Investment Agreement with Beijing Energy Investment (Group) Company Limited (later replaced by Beijing Jingneng International Energy Company Limited), China Datang Corporation, and Inner Mongolia Mengdian Huaneng Thermal Power Corporation Limited to establish Inner Mongolia Datang International Tuoketuo No.2 Power Generation Company Limited for the purposes of planning, constructing and operating the Tuoketuo Power Plant Project. The total investment amount of the Tuoketuo Power Plant Project is approximately Rmb10,193,530,000, subject to the final approval by the relevant government authorities in the PRC. The final registered capital of Tuoketuo No. 2 Power Co. will account for approximately 20% of the total investment amount of the project, i.e. approximately Rmb2,038,710,000. According to the share of equity to be held by the Company, the Company will inject capital in the form of cash which will account for 40% of the final registered capital. As at the reporting date, the Company has invested Rmb40 million in Inner Mongolia Datang International Tuoketuo No.2 Power Generation Company Limited.

(4) On 6 March 2007, the Company entered into a share transfer agreement with Inner Mongolia Huineng Coal and Power Group Company ("Inner Mongolia Huineng") to acquire 40% of the equity interest in Inner Mongolia Huineng Datang Changtan Coal Company Limited. The total consideration is Rmb1,020 million. As at the reporting date, no payment has been made by the Company.

(5) On 16 March 2007, the National People's Congress approved the Corporate Income Tax Law of the People's Republic of China (the new "CIT Law"), The new CIT Law reduces (increases) the corporate income tax rate for domestic enterprises (foreign invested enterprises) from 33% (15% or 24%) to 25% with effect from 1 January 2008. As at the date that these financial statements are approved for issue, detailed measures concerning these items has yet to be issued by the State Council. Consequently, the Company is not in a position to assess the impact, if any, to the carrying value of deferred tax assets and liabilities as at 31 December 2006. The Company will continue to evaluate the impact as more detailed regulations are announced.

Net Assets and Net Profit Reconciliation Between PRC GAAP and IFRS

The consolidated financial statements, which are prepared the Company and its subsidiaries in conformity with PRC GAAP, differ in certain respects from IFRS. Major differences between PRC GAAP and IFRS, which affect the net assets and net profit of the Company and its subsidiaries, are summarised as follow:

		Net assets	
		31 December 2006 RMB'000	31 December 2005 RMB'000
Net assets under PRC GAAP		**22,683,605**	17,964,059
Impact of IFRS adjustments:			
Minority interests*		**3,282,691**	2,470,093
Difference in the recognition policy on housing benefits to the employees	(1)	**74,693**	112,039
Difference in accounting treatment on long-term deferred expenses	(2)	**(65,791)**	(177,080)
Difference in accounting treatment on interest rate swap	(3)	**(77,828)**	(108,998)
Difference in capitalisation of borrowing costs	(4)	**428,171**	304,338
Difference in the commencement of depreciation of fixed assets	(5)	**(106,466)**	(106,466)
Difference in accounting treatment on convertible bonds	(6)	**91,742**	145,341
Difference in accounting treatment on monetary housing benefits	(7)	**225,539**	76,428
Difference in accounting treatment of performance payroll accrual	(8)	**-**	100,000
Difference in accounting treatment of the investment of Daqin Railway company Ltd ("Daqin Railway")	(9)	**974,317**	-
Including: Such difference from associates		**114,291**	-
Others		**(31,241)**	(17,622)
Applicable deferred tax impact of the above GAAP differences	(10)	**(278,714)**	(33,195)
Net assets under IFRS		**27,200,718**	20,728,937

		Net profit	
		Year 2006 RMB'000	Year 2005 RMB'000
Net profit under PRC GAAP		**2,707,291**	2,360,740
Impact of IFRS adjustments:			
Minority interests *		**778,267**	674,547
Difference in the recognition policy on housing benefits to the employees	(1)	**(37,346)**	(37,346)
Difference in accounting treatment on long-term deferred expenses	(2)	**111,289**	(83,856)
Difference in accounting treatment on interest rate swap	(3)	**31,170**	58,706
Difference in capitalisation of borrowing costs	(4)	**123,833**	47,644
Difference in the commencement of depreciation of fixed assets	(5)	**-**	(51,310)
Difference in accounting treatment on convertible bonds	(6)	**(53,599)**	(52,544)
Difference in accounting treatment on monetary housing benefits	(7)	**(31,009)**	(19,272)
Difference in accounting treatment of performance payroll accrual	(8)	**(100,000)**	100,000
Others		**14,167**	3,757
Applicable deferred tax impact of the above GAAP differences	(10)	**38,290**	48,564
Net profit under IFRS		**3,582,353**	3,049,630

Note 1: Consistent with the disclosure requirements of revised IAS1—Presentation of Financial Statements, minority interests in the consolidated net assets and net profit under IFRS should be included as a portion of total equity and total profit attributable to shareholders respectively.

(1) Difference in the recognition policy on housing benefits to the employees

The Company provided housing to its employees at a discount price. The price difference between the selling price and the cost of housing is considered as housing benefit and is borne by the Company.

For PRC statutory reporting purposes, in accordance with the relevant regulations issued by the Ministry of Finance of the PRC, the total housing benefits provided by the Company before 6 September 2000 should be directly deducted from the statutory public welfare fund and those provided after 6 September 2000 are charged to non-operating expenses as incurred. Under IFRS, the housing benefits provided by the Company are recognised on a straight-line basis over the estimated remaining average service lives of the employees.

(2) Difference in accounting treatment on long-term deferred expenses

Under PRC GAAP, expenses that are incurred during the construction stage but cannot be capitalised are accumulated in long-term deferred expenses and charged into the profit and loss account upon the commencement of commercial operations of the company. Under IFRS, such expenses are charged to profit and loss accounts when incurred.

(3) Difference in accounting treatment on interest rate swap

To hedge the interest risk derived from the long-term borrowings denominated in US dollars, an interest rate swap contract was entered into between Tuoketuo Power Company, a subsidiary of the Company, and a financial institution. Pursuant to this interest rate swap contract, Tuokekuo Power Company has swapped a floating interest rate borrowing for a fixed interest rate borrowing with the same notional principal amount. Under PRC GAAP, the interest rate swap contract is disclosed as an off balance sheet item. Under IFRS, derivatives are recognised in the balance sheet at fair value as assets or liabilities, based on the market condition at each balance sheet date. Due to the fact that the interest rate swap contract does not qualify for hedge accounting in according with IAS 39, the changes in its value are included in the profit and loss accounts.

(4) Difference in capitalisation of borrowing costs

Under PRC GAAP, the capitalisation of interest on loans is limited to borrowings in respect of specific fixed assets named in the loan contract. No interest can be capitalised on general borrowings.

In accordance with IAS 23, a company capitalises interest on general borrowings used for the purpose of purchasing or constructing qualified fixed assets in addition to the capitalisation of interest on loans in respect of specific fixed assets.

The GAAP difference arising from capitalised interests on general borrowings also leads to a different depreciation expense for the relevant fixed assets.

(5) Difference in the commencement of depreciation of fixed assets

Under PRC GAAP, depreciation of fixed assets commences from one month after the relevant assets are completed and ready for its intended use. Under IFRS, depreciation commences immediately when the relevant assets are ready for its intended use.

(6) Difference in accounting treatment on convertible bonds

Under PRC GAAP, convertible bonds are presented base on the principal amount together with interest payable.

Under IFRS, the proceeds received on the issue of convertible bonds are allocated into liability and equity components. Upon initial recognition, the liability component represents the present value, at the issuance date, of the contractually determined stream of cash flows discounted at the market interest rate for instruments of comparable credit status providing substantially the same cash flows, on the same terms but without the conversion option. The equity component is then determined by deducting the liability component from the proceeds received on the issue of the bonds. Relating interest expenses are recognised using the effective interest rate.

(7) Difference in accounting treatment on monetary housing benefits

Under PRC GAAP, the monetary housing benefits provided to employees who started work before 31 December 1998 were directly deducted from the statutory public welfare fund after approved by the general meeting of the Company.

Under IFRS, these benefits are recorded as deferred assets and amortised on a straight-line basis over the estimated service lives of relevant employees.

(8) Difference in accounting treatment of performance payroll accrual

Performance payroll accrued under PRC GAAP, in accordance with relevant government policies, but not paid out at the end of the year does not meet all the criteria of recognising liabilities under IFRS. Therefore these unpaid balances were reversed under IFRS.

(9) Difference in accounting treatment of the investment of Daqin Railway

Under PRC GAAP, the Company and its subsidiaries' long-term investment in Daqin Railway is accounted for using cost method. The carrying amount of this long-term investment remains unchanged except for additions or withdrawal of investment.

After Daqin Railway's shareholding structure reform during the year 2006, the legal person shares in Daqin Railway held by the Company and its subsidiaries were allowed to be traded on the open market. In accordance with IAS 39, given that the shares held by the Company and its Subsidiaries can now be freely traded, they have been revalued at year end based on the closing market rate. A gain or loss on the available-for-sale investment shall be recognized directly in equity, except for impairment losses and foreign exchange gains and losses, until the investment is derecognized, at which time the cumulative gain or loss previously recognized in equity shall be recognized in profit or loss.

(10) Applicable deferred tax impact of the above GAAP differences

This represents the deferred tax effect on the above GAAP difference where applicable.

Corporate Information

REGISTERED NAME OF THE COMPANY

大唐國際發電股份有限公司

ENGLISH NAME OF THE COMPANY

Datang International Power Generation Company Limited

REGISTERED ADDRESS OF THE COMPANY

No. 482 Guanganmennei Avenue
Xuanwu District
Beijing
People's Republic of China

PRINCIPAL PLACE OF BUSINESS IN HONG KONG

c/o Huen Wong & Co. in association with
Fried, Frank, Harris, Shriver & Jacobson LLP
1105-1108 Gloucester Tower
The Landmark
15 Queen's Road Central
Hong Kong

LEGAL REPRESENTATIVE

Zhai Ruoyu

AUTHORISED REPRESENTATIVES

Zhai Ruoyu
Zhang Yi

COMPANY SECRETARY

Yang Hongming

PRINCIPAL BANKERS

In the PRC:
Industrial and Commercial Bank of China, Xuanwu Branch
No. 3 Nanbinhe Road
Xuanwu District
Beijing
People's Republic of China

Outside the PRC:
Bank of China, Hong Kong Branch
One Garden Road
Central
Hong Kong

DOMESTIC AUDITORS

PricewaterhouseCoopers Zhong Tian CPAs Limited Company
11th Floor, PricewaterhouseCoopers Center
202 Hin Bin Road,
Shanghai, The People's Republic of China

INTERNATIONAL AUDITORS

PricewaterhouseCoopers
22nd Floor, Prince's Building
Central
Hong Kong

LEGAL ADVISORS

as to PRC law:
Hao Tian Law Office
5A Hanwei Plaza
No. 7 Guanghua Road
Chaoyang District
Beijing
People's Republic of China

as to Hong Kong law:
Huen Wong & Co. in association with
Fried, Frank, Harris, Shriver & Jacobson LLP
1105-1108 Gloucester Tower
The Landmark
15 Queen's Road Central
Hong Kong

LISTING INFORMATION

H Shares
The Stock Exchange of Hong Kong
Limited
Code: 0991

A Shares
Shanghai Stock Exchange
Code: 601991

H Shares
The London Stock Exchange Limited
Code: DAT

SHARE REGISTER AND TRANSFER OFFICE

Computershare Hong Kong Investor Services Limited
46/F, Hopewell Center
183 Queen's Road East
Wanchai
Hong Kong

INFORMATION OF THE COMPANY

Available at:
The secretary office of the Board
Datang International Power Generation
Company Limited
No. 482 Guanganmennei Avenue
Xuanwu District
Beijing
People's Republic of China
and
Rikes Communications Limited
Room 1312, Wing On Centre
111 Connaught Road Central
Hong Kong

Glossary of Terms

The following terms have the following meaning in this annual report, unless otherwise required by the context.

"North China Power"	The power transmission network covering Beijing, Tianjin, Hebei Province, Shanxi Province and Inner Mongolia Autonomous Region
"Installed capacity"	The highest level of electrical output which a power plant is designed to be able to maintain continuously without causing damage to the plant
"Gross generation"	For a specified period, the total amount of electrical power produced by a power plant in that period including electrical power consumed in the operation of the power plant
"Total on-grid generation"	The amount of power transmitted to a power network from a power plant as measured by the grid meter
"Equivalent availability factor"	For a specified period and a given power plant, the ratio (usually expressed as a percentage) of the number of available hours in that period (reduced, in the case of hours in which the attainable generating capacity of such plant is less than the installed capacity, by the proportion of installed capacity not so attainable) to the total number of hours in that period
"Utilisation hours"	For a specified period, the number of hours it would take for a power plant operating at installed capacity to generate the amount of electricity actually produced in that period.
"MW"	1,000,000 watts (equivalent to 1,000 kW)
"kWh"	A unit of power generation equivalent to the output generated by 1,000 watts of power in one hour
"MWh"	A unit of power generation equivalent to the output generated by 1,000,000 watts of power in one hour

[redacted]

大唐国际发电股份有限公司
DATANG INTERNATIONAL POWER GENERATION CO., LTD.

END